    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 27, 1999.



                                                      REGISTRATION NO. 333-74514

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              LOWESTFARE.COM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


             DELAWARE                             4700                            88-0407016
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CODE CLASSIFICATION NUMBER)           IDENTIFICATION NUMBER)


                            980 KELLY JOHNSON DRIVE
                            LAS VEGAS, NEVADA 89119
                                 (702) 260-3600
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                               KENNETH G. SWANTON

                            CHIEF EXECUTIVE OFFICER
                            980 KELLY JOHNSON DRIVE
                            LAS VEGAS, NEVADA 89119
                                 (702) 260-3600
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

                MARC WEITZEN, ESQ.                               LUCI STALLER ALTMAN, ESQ.
              GORDON ALTMAN BUTOWSKY                              MATTHEW B. SWARTZ, ESQ.
               WEITZEN SHALOV & WEIN                          BROBECK, PHLEGER & HARRISON LLP
               114 WEST 47TH STREET                              1633 BROADWAY, 47TH FLOOR
             NEW YORK, NEW YORK 10036                            NEW YORK, NEW YORK 10019
                  (212) 626-0800                                      (212) 581-1600

                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                  SUBJECT TO COMPLETION, DATED APRIL 27, 1999

                              LOWESTFARE.COM LOGO



                                7,500,000 SHARES



                                  COMMON STOCK



     Lowestfare.com, Inc. is offering 7,500,000 shares of its common stock. This is Lowestfare.com's initial public offering. We have applied for approval for quotation on the Nasdaq National Market under the symbol "FARE" for the shares we are offering. We anticipate that the initial public offering price will be between $11.00 and $13.00 per share.


                         ------------------------------

                 INVESTING IN THE COMMON STOCK INVOLVES RISKS.

                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                         ------------------------------

                                                              PER SHARE       TOTAL
                                                              ---------       -----
Public Offering Price.......................................  $              $
Underwriting Discounts and Commissions......................  $              $
Proceeds to Lowestfare.com..................................  $              $


     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



     Lowestfare.com has granted the underwriters a 30-day option to purchase up to an additional 1,125,000 shares of common stock to cover over-allotments. BancBoston Robertson Stephens Inc. expects to deliver the shares of common stock
to purchasers on                , 1999.


                         ------------------------------


BANCBOSTON ROBERTSON STEPHENS                           BEAR, STEARNS & CO. INC.


              The date of this prospectus is                , 1999

                           [INSIDE FRONT-COVER PAGE]



                             [LOWESTFARE.COM LOGO]



RESERVATION CENTER



[PHOTOGRAPH OF RESERVATION CENTER]



Lowestfare.com has its corporate offices in a modern 35,000 sq. ft. facility with over 400 employees.



Customer service representatives are standing by to help you with your travel needs. 98% of our customers feel comfortable recommending Lowestfare.com to others.



TRAVEL AGENCIES



[PHOTOGRAPH OF CORPORATE OFFICES]



Our affiliations with more than 800 travel agencies enable us to address the specific air travel needs of those leisure and corporate clients who do not utilize online commerce or toll-free numbers for their travel purchases.



OUR INTERNET SITE



[PICTURE OF THE LOWESTFARE.COM HOME PAGE SURROUNDED BY TEXT BOX DESCRIPTIONS]



[TEXT BELOW IS CONTAINED IN TEXT BOXES SURROUNDING THE ABOVE PICTURE]



AIRLINES



We provide reservations on over 400 airlines worldwide and find you last minute specials, with substantial savings off the published fare.



HOTELS & CARS



We make reservations at more than 39,000 hotels, and offer selected discounts. We also offer discounted car rental rates.



CRUISES AND VACATIONS



We have a wide variety of vacation packages and tours, and we offer discounts off the published fare.



LOWESTFARE FINDER



Browse to your heart's content and book online. Check out our lowest available fares and special discounts.



GUIDE/WEATHER/MAPS



We offer hotel & restaurant reviews, sightseeing, attractions and night life information from Frommers with destination weather and maps to get you where you want to go.



EVENTS & COOLEST PLACES ON EARTH



Find interesting facts about upcoming events and descriptions of the coolest places around the world!

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. UNLESS OTHERWISE INDICATED, ALL REFERENCES IN THIS PROSPECTUS TO "LOWESTFARE.COM," "OUR COMPANY," THE "COMPANY," "WE," "US" AND "OUR" REFER TO LOWESTFARE.COM, INC., TOGETHER WITH ITS CONSOLIDATED SUBSIDIARIES.



     UNTIL             , 1999, ALL DEALERS THAT BUY, SELL OR TRADE OUR COMMON
STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................     4
Risk Factors................................................     7
Cautionary Notice Regarding Forward-Looking Statements......    23
Summary of Organizational Restructuring.....................    24
Use of Proceeds.............................................    25
Dividend Policy.............................................    25
Capitalization..............................................    26
Dilution....................................................    27
Selected Combined Financial Data............................    28
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    30
Business....................................................    40
Management..................................................    52
Principal Stockholders......................................    63
Description of Capital Stock................................    64
Shares Eligible for Future Sale.............................    67
Underwriting................................................    68
Legal Matters...............................................    70
Experts.....................................................    70
Where You Can Find Additional Information...................    70
Index to Financial Statements...............................   F-1


                            ------------------------


     Lowestfare.com and the Lowestfare.com logo are trademarks of our company for which trademark applications are pending in the United States and the European Community. This prospectus also contains the trademarks, tradenames and service marks of other companies which are the property of their respective owners.



     Our principal executive offices are located at 980 Kelly Johnson Drive, Las Vegas, Nevada 89119 and our telephone number is (702) 260-3600. Our Web site address is www.Lowestfare.com. THE INFORMATION ON OUR WEB SITE IS NOT INCORPORATED BY REFERENCE INTO THIS PROSPECTUS AND SHOULD NOT BE CONSIDERED A PART OF THIS PROSPECTUS.

                               PROSPECTUS SUMMARY


     This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you. You should read the entire prospectus, including "Risk Factors" and the financial statements and related notes, before making an investment decision. Unless otherwise indicated, all information in this prospectus assumes: (1) the acquisitions in connection with the organizational restructuring to occur prior to the closing of this offering of Lowestfare.com LLC (formerly known as Global Discount Travel Services LLC) and Global Travel Marketing Services, Inc. by Lowestfare.com, Inc.; (2) the filing of our Amended and Restated Certificate of Incorporation which, among other things, will authorize 5,000,000 shares of undesignated preferred stock; and (3) that the underwriters do not elect to exercise their over-allotment option. See "Underwriting."



                              LOWESTFARE.COM, INC.



     Lowestfare.com is a full-service provider of discount travel products and services to the leisure and small business traveler. We offer our customers a reliable source for discounted travel products and services through our agreements with selected travel providers such as America West Airlines, Northwest Airlines, Trans World Airlines (TWA), Virgin Atlantic Airways, Hertz Rent-a-Car, Dollar Rent-a-Car, Stratosphere Hotel and Casino and Carnival Cruise Lines. In addition, we offer our customers the ability to make reservations on over 400 airlines, at more than 39,000 hotels and with most major car rental companies, cruise lines and tour package operators. Our travel product and service offerings are available to our customers through:



     - our toll-free telephone reservation and customer service center (1-888-777-2222), which has approximately 300 specially trained service representatives and is available 24 hours a day, 7 days a week;



     - our affiliations with more than 800 travel agencies which are authorized to promote the sale of discount airline tickets on TWA; and



     - our Web site (www.Lowestfare.com).



Since our inception through March 31, 1999, we have conducted over 2 million travel-related transactions for our customers. Our total gross bookings have grown from $116.9 million in 1996 to $232.7 million in 1998, while our Internet gross bookings have grown from $12,000 in 1996 to $13.2 million, or 5.7% of total gross bookings, in 1998. Total gross bookings for the quarter ended March 31, 1999 were $72.9 million, while our Internet gross bookings were $13.5 million or 18.5% of total gross bookings. Gross bookings represent the aggregate retail value charged by Lowestfare.com for travel products and services purchased by our customers.



     Our agreement with TWA, which expires in September 2003, enables us to consistently offer significantly discounted airline tickets to our customers without severe restrictions such as blackout periods, long advance or last minute purchase requirements and without the loss of frequent flyer benefits. Sales of tickets purchased from TWA pursuant to the agreement accounted for approximately 93.9% of our gross bookings in 1998 and 87.1% for the first quarter of 1999. In addition, we provide our customers with discounted air travel on several other airlines, as well as discounts for car rentals, hotels, cruises and tour packages. We have established marketing relationships with Yahoo!, Tripod, Looksmart, MiningCo, theglobe.com and Frommers to increase our access to Internet customers and build brand awareness.



     We are committed to our customers and strive to obtain the highest levels of customer satisfaction. This commitment is evidenced by an ongoing customer survey conducted by Lowestfare.com, in which approximately 98% of all respondents as of March 1999 indicated that they would feel comfortable recommending Lowestfare.com to others.

     Our objective is to be the leading full-service provider of discount travel products and services to the leisure and small business traveler. In order to achieve our objective, we intend to implement the following strategies:


     - raise consumer awareness of the Lowestfare.com brand name and our Web site primarily by significantly expanding our advertising efforts;

     - continue to broaden our discount travel product and service offerings by establishing discount relationships with additional airlines, hotels, car rental companies, cruise lines and tour package operators;


     - maintain and establish additional marketing relationships with leading Internet sites to help increase our brand recognition and expand our customer base;



     - pursue opportunities to generate additional sources of revenues; and


     - continue to invest in technology to enhance our service and customer satisfaction.


     Lowestfare.com, Inc. was incorporated in August 1998 under the laws of the State of Delaware. Lowestfare.com LLC, formerly known as Global Discount Travel Services LLC, was organized in June 1995 under the laws of the State of Nevada. Global Travel Marketing Services, Inc. was incorporated in June 1995 under the laws of the State of Nevada. Immediately prior to the closing of this offering, we will effect an organizational restructuring whereby Lowestfare.com LLC and its marketing affiliate, Global Travel Marketing, will become wholly-owned subsidiaries of Lowestfare.com, Inc.



                                  THE OFFERING



Common stock offered by Lowestfare.com......    7,500,000 shares
Common stock to be outstanding after this
  offering..................................    36,100,000 shares
Use of proceeds.............................    For expansion of our sales and marketing
                                                capabilities, brand name promotion,
                                                investments in our technology infrastructure
                                                and general corporate purposes, including
                                                working capital.
Proposed Nasdaq National Market symbol......    FARE



     The total shares to be outstanding after this offering do not include outstanding options at March 31, 1999 to purchase a total of approximately 2,208,263 shares of common stock at a weighted average exercise price of $5.07 per share and an additional 1,291,737 shares reserved for future grants under our 1999 Stock Option Plan.

                        SUMMARY COMBINED FINANCIAL DATA


                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


     The following table sets forth our summary financial data. This table does not present all of our financial information. You should read this information together with the combined financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under "Selected Combined Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma information reflects the organizational restructuring as if the restructuring had taken place on January 1, 1998. Net income and related per share amounts reflect adjustments for federal income taxes as if Lowestfare.com LLC had been taxed as a C corporation rather than a limited liability company. The as adjusted information gives effect to the issuance and sale of the common stock offered by this prospectus at an assumed initial public offering price of $12.00 per share, and the application of the estimated net proceeds as set forth under "Use of Proceeds." Please see note 4 to the combined financial statements for the calculation of pro forma net income per share, including an explanation of the number of shares used in computing the amount of basic and diluted pro forma net income per share. Gross bookings represents the aggregate retail value charged by Lowestfare.com for travel products and services purchased by our customers. This presentation of gross bookings does not affect Lowestfare.com's operating results. Management believes that gross bookings provide a more consistent comparison between historical periods than do revenues. Gross bookings are not required to be disclosed by generally accepted accounting principles, GAAP, and should not be considered in isolation or as a substitute for other information prepared in accordance with GAAP. Cash and cash equivalents do not include restricted cash of $29.9 million at December 31, 1998 and $41.1 million at March 31, 1999. Please see note 1 to the Lowestfare.com LLC and Global Travel Marketing Services, Inc. combined financial statement for the description of restricted cash.



                                  PERIOD FROM
                                 JULY 13, 1995
                                  (INCEPTION)                                           THREE MONTHS ENDED
                                    THROUGH            YEAR ENDED DECEMBER 31,               MARCH 31,
                                  DECEMBER 31,    ---------------------------------    ---------------------
                                      1995          1996       1997        1998         1998        1999
                                 --------------   --------   --------   -----------    -------   -----------
                                                                                            (UNAUDITED)
STATEMENT OF OPERATIONS DATA:

Revenues.......................     $13,782       $116,917   $200,711      $224,422    $64,651       $66,400
Gross profit...................       3,323         29,943     52,290        59,348     16,889        18,747
Net income (loss)..............      (1,054)        (1,069)     8,004        13,721      5,129         3,857
PRO FORMA STATEMENT OF OPERATIONS DATA (UNAUDITED):
Net income...........................................................        13,721                    3,857
Pro forma income tax expense.........................................         4,665                    1,311
                                                                        -----------              -----------
Pro forma net income.................................................        $9,056                   $2,546
                                                                        ===========              ===========
Pro forma net income per common share:
    Basic............................................................         $0.32                    $0.09
    Diluted..........................................................         $0.30                    $0.08
Weighted average shares used in per share calculation:
    Basic............................................................    28,600,000               28,600,000
    Diluted..........................................................    30,566,589               30,566,589
SUPPLEMENTAL FINANCIAL DATA (UNAUDITED):
Gross bookings.................     $13,782       $116,917   $201,016      $232,714    $65,037       $72,864
                                    =======       ========   ========   ===========    =======   ===========



                                                              DECEMBER 31,
                                                                  1998            MARCH 31, 1999
                                                              ------------    ----------------------
                                                                 ACTUAL       ACTUAL     AS ADJUSTED
                                                              ------------    -------    -----------
                                                                                   (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................................    $11,427       $ 8,031     $ 90,031
Working capital.............................................     16,026        11,707       93,707
Total assets................................................     47,828        59,916      141,916
Long-term debt, including current portion...................        270           245          245
Stockholders'/members' equity...............................     19,702        16,559       98,559

                                  RISK FACTORS


     Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones faced by our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, results of operations or financial condition could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.



                        RISKS RELATED TO OUR OPERATIONS



WE HAVE A LIMITED OPERATING HISTORY AND A LIMITED INTERNET OPERATING HISTORY



     We initiated our operations in August 1995 and began our Internet operations in October 1996. As a result, we have only a limited operating history on which you can base an evaluation of our business and prospects. An investor in our common stock must consider the risks, uncertainties, expenses and difficulties which we are likely to encounter as a result of our early stage of development. In addition to the risks associated with our early stage of development, we expect additional risks and challenges because we compete in the new and rapidly evolving market for online travel products and services. Some of the risks resulting from our status as an early stage company competing in this market include:



     - reliance on travel suppliers, particularly TWA;


     - need to expand the number and variety of our discount travel product and service offerings;


     - ability to maintain our current and enter into additional marketing relationships;


     - ability to adapt and respond to competition;


     - extent to which the Internet is used for the purchase of discount travel products and services;


     - need to maintain and expand our brand recognition;

     - need to continue to develop and design our technology;

     - ability to recruit, retain and motivate qualified personnel and dependence upon key officers and personnel;

     - need to anticipate and adapt to the changing market for online services;

     - need to manage changing operations; and

     - perceived security of our services, technology and infrastructure.

     We also depend on the growing use of the Internet for commerce and communications and on general economic conditions. The number of Internet users may not continue to grow and/or use of the Internet may not become more widespread. We may not be successful in addressing these risks and uncertainties or in executing our business strategy and the failure to do so would materially and adversely affect our business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


WE DEPEND HEAVILY UPON OUR CONTRACT WITH TWA WHICH TERMINATES IN SEPTEMBER 2003



     Our business depends heavily on our ticket program agreement with TWA. Sales of tickets purchased from TWA pursuant to the agreement accounted for approximately 95.6% of our revenues in the first quarter of 1999, approximately 97.4% of our revenues in 1998, approximately 98.7% of our revenues in 1997 and approximately 99.3% of our revenues in 1996. The agreement, which was entered into in June 1995, prior to our formation, gives us the right to purchase discount tickets from TWA, for all seats and fare classes. This discount applies to all flights operated by TWA (other than travel originating or terminating in St. Louis, Missouri). We are not permitted to resell tickets we purchase through the ticket program agreement to all prospective buyers. Specifically, we are prohibited from selling these tickets to consolidators, tour operators/wholesalers and non-affiliated travel agencies. Our marketing of these tickets is also restricted. We may not promote them with public advertisement or promotion referring directly or indirectly to TWA. The ticket program agreement terminates in September 2003, we have no right to renew this agreement and we do not anticipate renewing this agreement.



     The value of the ticket program agreement to our company is largely dependent upon the business, results of operations and financial condition of TWA. The public filings made by TWA disclose that TWA was reorganized under Chapter 11 of the United States Bankruptcy Code in 1993 and in 1995. The net loss applicable to common shares of TWA was $321.5 million in 1996, $127.0 million in 1997 and $143.9 in million 1998. As of December 31, 1998, TWA had $2,554.6 million in total assets, $572.4 million in long-term debt (less current maturities) and $163.0 million in obligations under capital leases (less current obligations).



     To assist you in evaluating TWA's financial condition, we have set forth below TWA's Selected Financial Data for the years ended December 31, 1996, December 31, 1997 and December 31, 1998 as it appears in their Annual Report on Form 10-K for the year ended December 31, 1998 filed with the Securities and Exchange Commission by TWA on April 1, 1999. We did not participate in any way in the creation, collection, analysis, recording, verification or depiction of TWA's financial data.



                           TRANS WORLD AIRLINES, INC.


                            SELECTED FINANCIAL DATA



                                                                      YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------------
                                                              1996              1997              1998
                                                         --------------    --------------    --------------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Operating revenues.....................................    $3,554,407        $3,327,952        $3,259,147
Operating loss(1)......................................      (198,527)          (29,260)          (65,159)
Loss before income taxes and extraordinary items.......      (274,577)          (89,335)         (107,169)
Provision for income taxes.............................           450               527               243
Loss before extraordinary items........................      (275,027)          (89,862)         (107,412)
Extraordinary items, net of income taxes (2)...........        (9,788)          (20,973)          (13,069)
Net loss...............................................      (284,815)         (110,835)         (120,481)
Ratio of earnings to combined fixed charges and
  preferred stock dividends(3).........................            --                --                --
Per share amounts(4):
  Loss before extraordinary items......................        $(6.60)           $(1.98)           $(2.14)
  Net loss.............................................        $(7.27)           $(2.37)           $(2.35)



                                                                        DECEMBER 31,
                                                        --------------------------------------------
                                                            1996            1997            1998
                                                        ------------    ------------    ------------
SELECTED BALANCE SHEET DATA:
Cash and cash equivalents...........................     $  181,586      $  237,765      $  252,408
Current assets......................................        625,745         632,957         605,414
Net working capital deficiency......................       (336,416)       (303,988)       (397,425)
Flight equipment, net...............................        472,495         626,382         514,298
Total property and equipment, net...................        614,207         741,765         620,030
Intangible assets, net..............................      1,184,786       1,118,864       1,055,544
Total assets........................................      2,681,939       2,773,848       2,554,623

                                                                        DECEMBER 31,
                                                        --------------------------------------------
                                                            1996            1997            1998
                                                        ------------    ------------    ------------
Current maturities of long-term debt and capital
  leases............................................        134,948          88,460         149,403
Long-term debt, less current maturities.............        608,485         736,540         572,372
Long-term obligations under capital leases, less
  current maturities................................        220,790         182,922         163,046
Shareholders' equity(5).............................        238,105         268,284         185,322


---------------

(1) Includes special charges of $42.6 million in 1998 and $85.9 million in 1996.


(2) The extraordinary items in 1998, 1997 and 1996 are the result of the early extinguishment of certain debt.


(3) For purposes of determining the ratio of earnings to combined fixed charges and preferred stock dividends; "earnings" consist of earnings before income taxes, extraordinary items and fixed charges (excluding capitalized interest); "fixed charges" consist of interest (including capitalized interest) on all debt and that portion of rental expense management believes to be representative of interest and "preferred stock dividends" consist of preferred stock dividend requirements divided by the after-tax effective rate. Earnings were not sufficient to cover combined fixed charges and preferred stock dividends as follows: for the years ended December 31, 1998, 1997 and 1996, $152.7 million, $120.5 million, and $340.1 million, respectively.


(4) No effect has been given to stock options, warrants, convertible preferred stock or potential issuances of additional employee preferred stock, as the impact would have been anti-dilutive; accordingly, basic and diluted per share amounts are the same for all periods presented.


(5) No dividends were paid on TWA's outstanding common stock during the periods presented above.



     The value of the ticket program agreement to our company would be reduced if TWA experienced any of the following:


     - any decline in its business, results of operations or financial condition;

     - any decline in its reputation or market presence;

     - the curtailment, realignment or reduction of its current route structure;

     - any work stoppage or strike by any of its unions; or

     - fleet changes which result in reduced seat availability.

     Any of these events would harm our business, and our results of operations and financial condition would be materially and adversely effected.


     The discount pricing provided to us by the ticket program agreement has enabled us to increase our revenues and achieve profitability. We cannot be sure that once this agreement terminates we will be able to sustain profitability or maintain our revenues. Our long-term viability depends upon our ability to obtain discount travel arrangements with travel suppliers in addition to TWA, and thereby reduce our dependence on this agreement. We may not be able to obtain discount travel arrangements with additional travel suppliers on a timely basis or at all. Also, additional discount travel arrangements, if obtained, may not provide as significant a discount as the discount provided to us under the ticket program agreement, which in most instances is 45% off the applicable published fare. In this case, we would not achieve the same level of profitability and may not be profitable at all. In addition, we may not be able to compete successfully with our competitors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Travel Products and Services."

WE ARE ENGAGED IN LITIGATION BROUGHT BY TWA CONCERNING SYSTEM TICKET SALES UNDER THE TICKET PROGRAM AGREEMENT



     After we entered into the ticket program agreement in 1995, TWA began to dispute our right to sell system tickets to leisure travelers. In March 1996, TWA filed suit against us, Carl C. Icahn, Karabu Corp. and other entities affiliated with Mr. Icahn in the Circuit Court of St. Louis County, Missouri, seeking a declaration that we had breached the ticket program agreement by selling system tickets to leisure travelers. System tickets are tickets for all applicable classes of service which are purchased by us from TWA at a 45% discount from TWA's published fare. Because the ticket program agreement accounted for 97.4% of our revenues in 1998 and because almost all of these sales were to leisure travelers, our business, results of operations and financial condition would be materially and adversely affected if we do not successfully defend this litigation.



     TWA also asserted additional claims for breach of contract, tortious interference with prospective and existing business relations and unjust enrichment. TWA also sought approximately $300 million in liquidated, compensatory and punitive damages, costs and attorneys' fees. In December 1997, a non-jury trial commenced before the Missouri State Court. In May 1998, the Court denied TWA's petition and found that our sales to leisure travelers did not breach the ticket program agreement.



     Together with Mr. Icahn and his related entities we moved to amend or modify the Court's ruling to include a declaratory judgment that we are permitted to sell tickets to any person for any purpose, which could include use by the purchaser's family members or friends. TWA opposed this motion and requested that the Court clarify the ruling to limit its scope, specifically that the leisure traveler purchasing a ticket must use the ticket (with enumerated exceptions) and may not purchase a ticket for any other person, including friends or family members. The Court denied both motions on June 25, 1998. TWA has appealed the denial of its motion for clarification and the Court's original ruling.



     TWA filed its appeal brief on February 26, 1999, which contains its arguments for overturning the Court's ruling. We plan to vigorously defend against TWA's arguments on appeal, but there can be no assurance that we will succeed on all or part of TWA's appeal. If TWA succeeds on appeal and all or part of the lower court's decision in our favor is reversed or modified, we may lose our right to purchase system tickets under the ticket program agreement and may be required to pay damages to TWA, which could be substantial. Loss of our right to purchase tickets under the ticket program agreement would materially and adversely affect our business, results of operations and financial condition. Even if we are successful on the appeal, our defense will be expensive, time-consuming, and could distract management. This could hurt our business. See "Business--Legal Proceedings--Litigation with TWA."



OUR QUARTERLY RESULTS OF OPERATIONS MAY FLUCTUATE



     We cannot forecast our operating expenses based on our historical results as a result of our limited operating history. Our revenues and operating results have fluctuated significantly in the past and are expected to continue to fluctuate significantly in the future due to a variety of factors. These factors, many of which are outside of our control include, among others:


     - changes in our ability to sell tickets under the ticket program agreement or any other reduction in the value of the ticket program agreement;

     - our ability to retain existing customers, attract new customers and maintain customer satisfaction;

     - the termination of the ticket program agreement in September 2003;

     - seasonal fluctuations in consumer spending patterns and Internet usage;


     - our ability to negotiate discount travel arrangements with travel suppliers other than TWA;


     - the amount and timing of costs relating to potential expansion of our business;


     - changes in pricing by airlines, hotels, car rental agencies or other travel suppliers;

     - the announcement or introduction of new Internet sites, services and products by our competitors or increased competition;

     - the level of use of commercial Internet services and consumer acceptance of our Internet products and services;


     - the change in the mix of airline tickets, hotel and car reservations and other travel related products and services sold during a quarter;



     - the success of our campaign to build the "Lowestfare.com" brand;



     - the continued availability of technology from third parties of online commerce, travel and transaction processing software;



     - loss of the services of any members of our management team or exceptionally high turn-over among our specially trained service representatives; and


     - general economic conditions and economic conditions specific to the travel industry and online commerce.

Any change in one or more of these factors could materially and adversely affect our results of operations in future periods.


     We currently intend to substantially increase our operating expenses to:


     - develop and offer new and expanded travel products and services;

     - expand our sales and marketing capabilities and brand name promotion;

     - expand our customer service operations; and

     - enhance our technology and transaction-processing systems.

To the extent these expenses precede or are not subsequently followed by increased revenues, our quarterly revenues, gross margins and results of operations will fluctuate and net profits, if any, in a given quarter may be less than expected.


     As a result of these fluctuations, and the other risks discussed in this prospectus, you should not rely on period-to-period comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our results of operations may be below the expectations of securities analysts and investors. In this event, the market price of our common stock is likely to fall. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."



GROSS MARGINS ACHIEVED IN PRIOR PERIODS MAY NOT BE INDICATIVE OF FUTURE GROSS MARGINS.



     We achieved significant gross margins in 1998. Our limited operating history makes prediction of future gross margins difficult. Accurate predictions of future gross margins are also difficult because of the rapid changes and intense competition in the travel industry. Accordingly, investors should not rely on our past gross margins as a prediction of future gross margins.



     Our gross margins may be impacted by a number of different factors, including:



     - the mix of revenues derived from our toll-free telephone reservation and customer service center, our affiliated travel agencies and our Website;



     - the mix of commission revenues derived from the sale of cruises, tour packages, car rentals and hotel bookings;



     - the mix of airline tickets, hotel and car reservations and other travel related products and services sold;

     - the mix of airline ticket commissions, which vary from airline to airline; and



     - the amount of override commissions and the margins we derive from our contracts with our airline providers, including TWA.



WE ARE CONTROLLED BY OUR PRINCIPAL STOCKHOLDER, CARL C. ICAHN



     Carl C. Icahn, our principal stockholder, possesses and will possess after the offering significant influence over our company which will enable him to, among other things, elect our board of directors and approve significant corporate transactions, such as a merger, sale of assets or other business combination involving Lowestfare.com. Upon completion of the offering, Mr. Icahn, through his affiliates, will beneficially own an aggregate of approximately 79.2% of the outstanding common stock. This common stock ownership may also have the effect of delaying or preventing a change in control of Lowestfare.com, impeding a merger, consolidation, takeover or other business combination involving Lowestfare.com or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of Lowestfare.com. These factors could cause the market price of our common stock to decline. See "Principal Stockholders."



WE RELY ON TRAVEL SUPPLIERS



     We depend on airlines and other travel suppliers in order to offer our customers a broad selection of travel products and services. We currently have travel agreements with only TWA and seven other airlines. Our agreements with these seven airlines generally:


     - do not require the airlines to deal exclusively with us;

     - do not require the airlines to provide any specific quantity of tickets;

     - are effective for only a one year period; and

     - can be terminated upon thirty days' notice.


     Our other travel suppliers may be unable to or choose not to make their inventory of services and products available to us, or may terminate any arrangements that we have obtained. This could significantly decrease the amount or breadth of our inventory of available travel offerings and our business, results of operations and financial condition may be materially and adversely affected.


     In addition, a portion of our revenues is dependent on the commissions paid by travel suppliers for bookings made through our travel service. In recent years, airlines have significantly reduced their typical commission rate structure several times, including a reduction of the commission rate payable for Internet reservations. Travel suppliers may further reduce their commission rates or eliminate such commissions entirely, which could materially and adversely effect our business, results of operations and financial condition.


     Further, due to our dependence on the airline industry, we could be adversely affected by changes in the industry, including the grounding of popular aircraft models or fleet changes made by particular airlines. We would have no control over these changes. For example, in 1998 TWA discontinued use of its largest airplane, the Boeing 747. As a result, there was a reduction in the number of seats available for sale to us by TWA. Consequently, we experienced a decrease in our sales of such seats. Any similar decision made in the future by TWA or any other airline could cause our revenue to decrease and our business, results of operations and financial condition could be materially and adversely affected. Further, we would be adversely affected by the bankruptcy, insolvency, or other adverse change in the business or financial condition of one or more airlines whose tickets we sell. We could also be adversely affected by the acquisition of one of our current discount travel suppliers by a travel supplier with whom we do not have a relationship. See "Business--Travel Products and Services."

WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE OUR POTENTIAL GROWTH


     We have rapidly and significantly expanded our operations and anticipate further significant expansion will be required to realize our growth strategy. We have also recently added a number of key managerial and technical employees and we expect to add additional key officers and personnel in the future. This expansion has placed, and is expected to continue to place, significant demands on our management, operational and financial resources. To manage our future growth, we will need to recruit, retain and motivate highly skilled officers and personnel and improve existing systems and/or implement new systems for:


     - automated transaction processing;


     - operational and financial management; and

     - training, integrating and managing our growing employee base.

     Our operations are headquartered in Las Vegas, Nevada, where the market for employees is highly competitive. Our inability to attract employees could materially harm our business, results of operations and financial condition.

     Our current and planned personnel, systems, procedures and controls may be inadequate to support our planned growth. If we cannot manage our growth effectively, our business could be harmed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


WE MAY BE UNSUCCESSFUL IN ESTABLISHING BRAND AWARENESS



     We believe that a favorable consumer perception and enhanced recognition of the Lowestfare.com brand are critical to our future success. If we fail to promote and enhance our brand or our brand value is diluted, our business, results of operations and financial condition could be materially and adversely affected. In order to build our brand awareness we must succeed in our marketing efforts, provide high quality services and increase traffic to our Web site. To promote our brand, we will be required to substantially increase advertising expenses in an attempt to promote and enhance our brand. If these expenses do not result in sufficient increases in revenues, our business, results of operations and financial condition could be materially and adversely affected.



WE DEPEND ON KEY OFFICERS AND PERSONNEL FOR OUR FUTURE SUCCESS



     Our future success depends, in part, on the continued service of our key management personnel, particularly Gail Golden, our President, Kenneth G. Swanton, our Chief Executive Officer, Terry L. O'Neal, our Chief Operating Officer and Gregory A. Monton, our Vice President of Information Technology. Our future success will also depend upon our ability to recruit, retain and motivate highly skilled officers and personnel. Our business could be harmed if any of our officers or key employees leaves our company.



     Although none of our employees is represented by a labor union, it is common for employees in the hospitality industry in Las Vegas to belong to a union. We cannot be sure that our employees will not join or form a labor union or that our company will not be required to become a union signatory.



SOME OF OUR KEY OFFICERS ARE NEW TO OUR COMPANY


     Several members of our senior management group have recently been hired, including Kenneth G. Swanton, our Chief Executive Officer, and Denise Barton, our Chief Financial Officer, each of whom was hired in 1999. These individuals are in the process of integrating with the existing management team. Our future success depends upon the ability of these individuals to work effectively with the existing management team and successfully manage the growth of our company. See "Management."

WE MAY NOT BE SUCCESSFUL IN OFFERING NEW PRODUCTS AND SERVICES



     We may not be able to offer new products and services in a cost-effective or timely manner and our efforts may not be successful. We plan to introduce new and expanded products and services. For example, we began offering hotel and car rental reservations in June 1998. Further, any new airline, hotel, car rental or other travel related product or service that is not favorably received by customers could damage our reputation and cause our customers to refrain from making travel purchases. Expansion of our products and services could also require significant additional expenses and may strain our management, financial and operational resources. Our inability to generate revenues from expanded products or services sufficient to offset their development or marketing costs could hurt our business.



WE RELY ON MARKETING RELATIONSHIPS



     We have entered into agreements with Yahoo!, Tripod, Looksmart, MiningCo, theglobe.com and Frommers in order to increase our access to online customers, build brand recognition and expand our online presence. We are obligated to make payments totaling approximately $21.7 million under these agreements through the period ending September 2001. Our failure to make any of the required payments or to renew any of these agreements may hurt our business. In addition, we cannot be sure that we will be able to renew these contracts as they come due or that such renewal will be available on favorable terms and conditions. Further, we intend to seek to enter into additional marketing agreements which would result in additional payment obligations. See "Business--Marketing Relationships."



     Our significant investment in relationships with Yahoo!, Tripod, Looksmart, MiningCo, theglobe.com and Frommers is based on the continued positive market presence, reputation and anticipated growth of these companies, as well as the commitment by each of them to deliver specified numbers of page views or impressions. Any decline in the market presence, business or reputation of these companies, or the failure of these companies to perform under the agreements, will reduce the value of these agreements to us and our business, results of operations and financial condition could be materially and adversely affected. Any termination of any or all of our agreements with these companies could hurt our business.



     In addition to our marketing relationships, we must rely on search engines, consumer marketing, directories and other navigational tools to direct traffic to our Web site. If we are unable to maintain our marketing relationships, unable to develop additional relationships with portals, communities and other Internet sites on acceptable commercial terms or if our competitors are better able to secure such relationships, our business, results of operations and financial condition could be materially and adversely affected. See "Business--Marketing Relationships."



WE RELY ON THIRD-PARTY SYSTEMS



     We rely on third-party computer systems and third-party service providers, including:



     - the travel industry's global distribution systems to make airline ticket, hotel room and car rental reservations;



     - computer systems to print our airline tickets; and



     - Exodus Communications to host our online system's infrastructure, Internet and database servers.



     We use an internally developed system for our Web site and substantially all aspects of our automated transaction processing. We currently rely on The SABRE Group for our general reservations system, including customer profiling, making reservations and credit card verification and confirmations. Currently, the majority of our computing transactions are processed through the SABRE system. If we or SABRE elect not to renew the existing relationship, we would be forced to convert to another provider. This conversion would require a substantial commitment of time and resources, which would hurt our business.


     Any interruption in these third-party services or a deterioration in their performance could seriously disrupt our business. If our arrangements with any of these third parties are terminated, we may not find an alternative source of systems support on a timely basis or on commercially reasonable terms, which could materially harm our business. See "Business--Technology."

PROBLEMS RELATED TO YEAR 2000 ISSUES COULD AFFECT OUR BUSINESS


     The risks posed by Year 2000 issues could adversely affect our business in a number of significant ways. Our information technology systems could be substantially impaired or cease to operate due to Year 2000 problems. Additionally, we rely on information technology supplied by third parties, and our participating travel suppliers are also heavily dependent on information technology systems and on their own third-party vendors' systems. Year 2000 problems experienced by us or any of such third parties could materially and adversely affect our business. Additionally, the Internet could face serious disruptions arising from Year 2000 problems.

     We cannot guarantee that our own systems will be Year 2000 compliant in a timely manner, that any of our participating travel suppliers or Web site vendors will be Year 2000 compliant in a timely manner, or that there will not be significant interoperability problems among information technology systems. We also cannot guarantee that consumers will be able to visit our Web site without serious disruptions arising from Year 2000 problems, or that disruptions in other industries and market segments will not adversely affect our business.

     Finally, Year 2000 issues may impact other entities with which we do business, including, for example, those responsible for maintaining telephone and Internet communications. Accordingly, we cannot predict the effect of Year 2000 problems on such entities. If these other entities fail to take preventive or corrective actions in a timely manner, Year 2000 issues could hurt our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Year 2000."


WE ARE SUSCEPTIBLE TO PROBLEMS CAUSED BY SYSTEM FAILURES AND OUR SYSTEMS ARE NOT COMPLETELY REDUNDANT


     We depend upon the efficient and uninterrupted operation of our computer and communications hardware systems to receive and fulfill orders through our toll-free telephone reservation and customer service center and our Web site. Our call-in center and post-transaction processing hardware and software systems are located at a single facility in Las Vegas, Nevada. Our Web site is hosted at Exodus Communications which operates redundant Web site facilities in Santa Clara, California and Jersey City, New Jersey. These systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events.

     Even though we back-up data on a regular basis, we do not have a formal disaster recovery plan. Also, despite our adoption of network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. These types of events could lead to interruptions, delays, loss of data or the inability to accept and confirm customer reservations and our business, results of operations and financial condition could be materially and adversely affected.


WE HAVE CAPACITY CONSTRAINTS AND SYSTEM DEVELOPMENT RISKS


     Our revenues depend on the number of customers who use our Web site and toll-free telephone reservation and customer service center, and who purchase tickets through our affiliated travel agencies. Accordingly, the satisfactory performance, reliability and availability of our Web site, our toll-free telephone reservation and customer service center and our affiliated travel agencies, transaction-processing systems and network infrastructure are critical to our results of operations, as well as our ability to attract and retain customers and maintain adequate customer service levels. Any system interruptions that result in the unavailability of our Web site or reduced performance of the reservation system would impair our ability to provide our products and services and this could materially and adversely affect our business, results of operations and financial condition.


     We use both externally and internally developed automated systems for our Web site and substantially all aspects of transaction processing, including customer profiling, making reservations, credit card verification and confirmations. We have experienced and expect to continue to experience periodic system interruptions which can cause delays in the processing of back office functions and slow response times.

The volume of visitors to our Web site has, at times, exceeded the capacity available to serve them. For example, when there is sharply increased traffic during "fare wars" or other promotions, we may experience:



     - unanticipated system disruptions which may limit access to our Web site;



     - slower response times;



     - degradation in levels of customer service; and



     - impaired quality and speed of reservations and confirmations.



     If we experience a substantial increase in our Web traffic or in reservations beyond expected levels, we may need to expand and upgrade our technology, transaction-processing systems and network infrastructure. Our business could be hurt if we fail to:


     - project accurately the rate or timing of such increases;


     - upgrade our technology, transaction processing systems and network infrastructure to accommodate future traffic levels;


     - integrate successfully any newly developed or purchased technology with our existing systems; or

     - upgrade and expand our systems in a timely or efficient manner.


THERE ARE UNCERTAINTIES REGARDING TAXES



     Potential Federal Air Transportation Tax Liability. Currently, a federal air transportation tax is imposed upon the amount paid for airline transportation and generally is collected by the airlines selling the tickets. The tax is based upon a percent of the cost of transportation, which was 10% for periods prior to October 1, 1997, except for periods in which the tax had expired, 9% for periods beginning after September 30, 1997 and before October 1, 1998, 8% for periods beginning after September 30, 1998 and before October 1, 1999 and 7.5% thereafter. Pursuant to our arrangements with some of our airline providers, including TWA, we purchase airline tickets and then resell them to customers at a higher price. It is not clear how this federal tax should be calculated when these ticket sales are made by our company. We have been calculating this tax based on the price charged to us by the airline for a ticket, rather than the price paid to us by the customer. There is a significant risk that current law requires computation of the tax based on the price paid by the customer to our company.



     If it is ultimately determined that our method of calculating the tax is incorrect, we believe that we would potentially owe approximately $9.4 million in additional taxes through the period ending March 31, 1999. We have accrued this amount which includes interest in our combined balance sheet as of March 31, 1999 and on an ongoing basis. The potential liability for additional tax plus interest has been and will continue to be taken into account in calculating our earnings. In the event that it is ultimately determined that additional tax is due, there is a possibility that the Internal Revenue Service may assert that penalties should be imposed. Our balance sheet accruals and earnings calculations do not include any potential penalties. In the event it is determined that we must ultimately pay significant amounts of tax, interest or penalties, such payment could adversely affect our cash flow and may harm our results of operations.



     State Taxes. We file tax returns in states based on applicable statutory requirements. In addition, we do not collect sales or other similar taxes with respect to transactions conducted through our Web site. However, one or more states could seek to impose additional income tax obligations or sales tax collection obligations on out-of-state companies, such as ours, which engage in or facilitate online commerce. This could materially and adversely affect our business, results of operations and financial condition.


     Legislation limiting the ability of the states to impose taxes on Internet-based transactions recently has been enacted by the United States Congress. However, this legislation, known as the Internet Tax Freedom Act, imposes only a three-year moratorium (commencing October 1, 1998 and ending on

October 21, 2001) on state and local taxes on (a) online commerce where such taxes are discriminatory and (b) Internet access unless such taxes were generally imposed and actually enforced prior to October 1, 1998. Currently, we do not pay any such taxes. It is possible that the tax moratorium could fail to be renewed prior to October 21, 2001. Failure to renew this legislation would allow various states to impose taxes on online commerce, which could substantially impair the growth of online commerce. The imposition of such taxes could materially and adversely affect our results of operations.



WE MAY BE LIABLE FOR INTERNET CONTENT


     Since we publish and distribute content on our Web site, we may be potentially liable for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute. These claims have been brought, and sometimes successfully pressed, against online services. In addition, we do not screen the content generated by our users on our Web site bulletin board. We could be exposed to liability with respect to such content. Our general liability insurance may not cover claims of these types or may not be adequate to indemnify us for all liability that may be imposed. In this event, our reputation, business, results of operations and financial condition could be materially and adversely affected.


PROTECTION OF OUR INTELLECTUAL PROPERTY IS UNCERTAIN AND THERE ARE RISKS REGARDING THIRD-PARTY LICENSES



     We regard our intellectual property as critical to our success. Presently our intellectual property includes our domain name, www.Lowestfare.com, and our copyrights in original works of authorship created in connection with the business and the Web site. In addition, we have filed a request with the U.S. Patent and Trademark Office and Harmonization Office of the European Community to register "Lowestfare.com" as a trademark. We rely on a combination of laws and contractual restrictions, including trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to establish and protect our proprietary rights. However, available trademark and copyright protection may not be sufficient to protect our intellectual property. Also, such protection may not be available or sought by us in every country in which our products and services are made available. Despite our precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without authorization. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property. Our failure to protect our intellectual property could materially harm our business.


     In the future, litigation may be necessary to enforce our intellectual property and contractual rights, or determine the validity and scope of the proprietary rights of others. Such litigation, regardless of the outcome, could result in substantial costs and diversion of management and technical resources, either of which could materially harm our business.


     We also rely on third-party licensed technology for our computer systems and content for our Web site. These third-party licenses may not continue to be, and those which we may seek to obtain in the future may not be, available to us on commercially reasonable terms or at all. The loss or inability to obtain any of these licenses could result in delays in Web site development or services until equivalent content, if available, is identified, licensed and integrated. Any such delays in site development or services could materially harm our business.


     We may from time to time be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by our company. These claims, even if not meritorious, could be time-consuming, result in costly litigation and diversion of management and technical resources or cause delays in Web site development or the introduction of new services, which could materially harm our business.


WE ARE SUBJECT TO GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES


     Our products, services and business practices are subject to regulation by federal and state governments and we expect this will continue to be regulated in the future.

     Travel Services. We are subject to various federal and state laws regulating the offer and/or sale of travel services. For example, we are subject to United States Department of Transportation regulations prohibiting unfair and deceptive practices and Airline Reporting Corporation regulations which require us to provide them with a weekly report, and a record of, every airline ticket sold since the previous report. We are also required to register as a seller of travel pursuant to the Seller of Travel Act enacted in some states, comply with disclosure requirements and participate in restitution funds.


     Department of Transportation regulations concerning the display and presentation of information that are currently applicable to airline booking services such as SABRE could be extended to our company in the future, as well as other laws and regulations aimed at protecting consumers accessing online travel services or otherwise.

     Consumer Protection and Related Laws. All of our services are subject to federal and state consumer protection laws and regulations prohibiting unfair and deceptive trade practices. We are also subject to related "plain language" statutes in place in many jurisdictions, which require the use of simple, easy-to-read, terms and conditions in contracts with consumers. These consumer protection laws could result in substantial compliance costs and interfere with the conduct of our business.

     Although there are very few laws and regulations directly applicable to the protection of consumers with respect to online commerce, it is possible that legislation will be enacted in this area and could cover such topics as permissible online content and user privacy (including the collection, use, retention and transmission of personal information provided by an online user). Furthermore, the growth and demand for online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on online companies, which could harm our business.

     Potential Telecommunications Regulation. Several telecommunications carriers have asked the Federal Communications Commission, FCC, to regulate telecommunications over the Internet. Because the increasing use of the Internet has burdened the existing telecommunications infrastructure, local telephone carriers have asked the FCC to regulate Internet service providers and impose access fees on those providers. If the FCC grants these requests, the costs of communicating on the Internet could increase substantially, which could slow the growth of adoption and usage of the Internet. Any actions taken by the FCC could harm our business.

     Business Qualification Laws. It is possible that some states may claim that we are required to qualify to do business as a foreign corporation in their state because our service is available over the Internet in all states, and because we sell to numerous consumers resident in most states. We are qualified to do business in a limited number of states, and our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to so qualify.


PRESERVATION OF OUR DOMAIN NAME IS SUBJECT TO INTERNET REGULATION



     We currently hold the Internet domain name www.Lowestfare.com, as well as various other related names. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not acquire or maintain the www.Lowestfare.com domain name in all of the countries in which we conduct business.


     The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is still evolving. Therefore, we may be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights.

WE MAY NEED TO RAISE ADDITIONAL FUNDS IN THE FUTURE



     We believe that the net proceeds of the offering, together with our existing cash, cash equivalents and anticipated cash flows, will be sufficient to meet our anticipated cash needs for working capital, capital expenditures and increased advertising expenses through at least 2000. However, we may need to raise additional capital in the future in order to fund additional marketing relationships, develop new or enhanced services and technological improvements, respond to competitive pressures or to acquire complementary businesses. If we raise funds through the issuance of equity or convertible debt securities, the percent ownership of the stockholders of Lowestfare.com will be diluted. Also, these securities may have rights, preferences or privileges senior to those of the rights of the common stock.



     We currently do not have any commitments for additional financing. We cannot be sure the additional financing will be available when and to the extent required or that, to the extent available, it will be available on favorable terms and conditions. If adequate funds are not available on acceptable terms, we may not be able to fund our expansion, develop new or enhanced services, respond to competitive pressures or take advantage of unanticipated acquisition opportunities. This inability could materially and adversely effect our business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."



WE MAY NOT BE SUCCESSFUL IN POTENTIAL ACQUISITIONS OF COMPLEMENTARY BUSINESSES



     In the future, we may broaden the scope and content of our business through the acquisition of existing complementary businesses. For instance, we may consider the acquisition of companies providing similar services in international markets or in other sectors of the travel industry. Future acquisitions would expose us to increased risks. These include risks associated with:


     - the integration of new operations, sites and personnel;

     - the diversion of resources from our existing business;

     - the inability to generate revenues sufficient to offset associated acquisition costs;

     - the maintenance of uniform standards, controls, procedures and policies; and

     - the impairment of relationships with employees and customers as a result of integration of new businesses.


     Acquisitions may also result in additional expenses associated with amortization of acquired intangible assets or potential businesses. Further, the acquisition of any business which operates internationally would subject us to additional risks, including fluctuations in currency exchange rates, trade barriers and changes in regulatory requirements. We may not be successful in overcoming these risks or any other problems encountered in connection with such acquisitions, and our inability to manage these risks could materially and adversely affect our business, results of operations and financial condition.



             RISKS RELATED TO THE TRAVEL INDUSTRY AND THE INTERNET



OUR BUSINESS DEPENDS ON THE LEISURE TRAVEL BUSINESS



     The future success of our business is dependent on the travel industry and the leisure travel business in particular. We currently earn almost all of our revenue from the travel industry and in 1998, 96.7% of our revenue was derived from sales to leisure travelers. The travel industry, particularly sales of airline tickets for leisure travel, is highly dependent upon personal discretionary spending levels and economic conditions. Consumer demand tends to decline during general economic downturns and recessions. The leisure travel business is also highly susceptible to unforeseen events, such as political instability, regional hostilities, terrorism, fuel price escalation, travel-related accidents, unusual weather patterns, airline or other travel-related strikes and other adverse occurrences. These events would likely result in decreased leisure and business travel and our business, results of operations and financial condition would be materially and adversely affected.

THERE IS SIGNIFICANT COMPETITION IN THE TRAVEL INDUSTRY, INCLUDING THE ONLINE TRAVEL INDUSTRY



     The market for travel products and services is extremely competitive. We compete primarily with:



     - traditional travel agencies such as American Express Travel Related Services, Carlson Wagonlit Travel and Uniglobe Travel;



     - individual airlines, hotels, car rental companies, cruise lines and tour package operators and other travel suppliers;



     - online travel reservation services such as Biztravel.com, Cheap Tickets, Expedia which is operated by Microsoft, Internet Travel Network, Preview Travel, Priceline.com, The Trip.com and Travelocity which is operated by The SABRE Group; and



     - consolidators and wholesalers of airline tickets and other travel products.



     Most travel suppliers sell their services through travel agencies and directly to customers, mainly by telephone. Also, most major airlines and hotels offer travel products and services directly to consumers through their own Web sites, and some include travel products and services of other travel suppliers. This reduces the need to pay commissions to third parties, such as our company. We are unable to anticipate which other companies are likely to offer competitive services in the future. There can be no assurance that our toll-free telephone reservation and customer service center, affiliated travel agency and Web site operations will compete successfully with any current or future competitors.



     Some of our current and potential competitors have competitive advantages due to various factors, which include, among others:



     - greater brand recognition;



     - longer operating histories;



     - larger customer bases;



     - significantly greater financial, marketing and other resources;



     - strategic or commercial relationships with larger, more established and well-financed companies; and



     - ability to secure discount product and services from travel suppliers on more favorable terms.



     In addition, we may face competitive pressure due to the expansion of current and the creation of new technologies. Increased competition could reduce our operating margins and profitability, result in loss of market share and diminish our brand recognition, which would materially and adversely affect our business, results of operations and financial condition. See "Business--Competition."



OUR BUSINESS IS SUBJECT TO SEASONAL FLUCTUATIONS



     Our business is seasonal due to fluctuations in our customers' travel patterns and general Internet usage. In the past, we have experienced an increase in travel bookings during the first and second calendar quarters and a decrease during the third and fourth quarters and we expect that this trend will continue in the future. We expect that Internet usage may decline during the summer. In addition, seasonal trends affect the inventory made available to us by third-party suppliers. Airlines, for example, typically experience higher demand for tickets through traditional distribution channels for travel during Thanksgiving and the year-end holiday period. As a result, during these periods airlines may have less need to sell discount tickets and packages through our company. Seasonality in the travel industry and variability in Internet usage will likely cause quarterly fluctuations in our results of operations and our financial performance could be materially and adversely affected.

OUR FUTURE SUCCESS DEPENDS ON CONTINUED GROWTH IN USE AND IMPROVEMENT OF THE INTERNET



     Our business strategy depends on the continued expansion and widespread acceptance of the Internet as a medium for commerce by consumers. Online commerce is a new market and there has been dramatic growth in the use of the Internet as a means of accessing information and effecting commercial transactions. The pace of this growth may slow considerably or may not continue. Demand for and consumer acceptance of new Internet services and products are extremely uncertain. In order for our strategy to be successful, a sufficiently broad base of consumers must adopt and use the Internet and commercial online services as a means of conducting business. In particular, convincing consumers to purchase travel services online may be difficult because consumers have traditionally relied on human interaction with travel agents for advice and recommendations on destinations and accommodations as well as bookings.



     There has been significant growth in the number of users and the amount of traffic on the Internet over the past few years, and this growth is expected to continue. Our success depends upon the development and maintenance of the Internet's infrastructure to cope with this increased traffic. The improvement of the Internet in response to increased demands will require a reliable communications network with the necessary speed, data capacity and security, coupled with the timely development of complementary products, such as high-speed modems, for providing reliable Internet access and services.



     The Internet has already experienced outages and delays as a result of software and hardware failures and could face outages and delays in the future. We risk losses in orders and sales from the failure of any subsystem, component or software as well as from a power or telecommunication failure. Outages are likely to affect the level of Internet usage and the processing of transactions on our Web site. It is unlikely that the level of orders lost in those circumstances could be made up by increased phone orders. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards to handle increased levels of traffic or due to increased government regulation. The adoption of new standards or government regulation may require us to incur substantial compliance costs. Any of these events could hurt our business.



THE INTERNET INVOLVES RAPID TECHNOLOGICAL CHANGE



     The market in which we compete is characterized by:



     - rapidly changing technology;



     - changing consumer demands



     - frequent introductions of new and/or enhanced products and services; and



     - evolving industry standards and practices.



     Our future success will depend upon our ability to adapt quickly to changing technologies and industry standards, to continually improve the performance, features and reliability of our service in response to competitive service and product offerings and changing consumer demands. In addition, we may be required to incur substantial costs to modify or adapt our services or infrastructure in response to technological changes such as new Internet, networking or telecommunications technologies.



ONLINE COMMERCE AND DATABASES INVOLVE POTENTIAL SECURITY BREACHES



     It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used by us to protect customer transaction data. The secure transmission of confidential information over the Internet is essential in maintaining consumer and supplier confidence in our Web site service. We currently require customers to purchase our product offerings with their credit card (either online or through our toll-free telephone reservation and customer service center). We rely on licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card numbers.

     We incur substantial expense to protect against and remedy security breaches and their consequences. A party that is able to circumvent our security systems could steal proprietary information or cause interruptions in our operations. Security breaches also could damage our reputation and expose us to a risk of loss or litigation and possible liability. We cannot guarantee that our security measures will prevent security breaches.



     We also face risks associated with security breaches affecting third parties conducting business over the Internet. Consumers generally are concerned with security and privacy on the Internet. Any publicized security problems could inhibit the growth of the Internet as a means of effecting commercial transactions and, thus the growth and usage of our Web site services. This could hurt our business.



                         RISKS RELATED TO THE OFFERING



A PUBLIC MARKET FOR OUR COMMON STOCK MAY NOT DEVELOP AND MARKET VOLATILITY MAY IMPACT OUR COMMON STOCK PRICE



     Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market or how liquid that market may become. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of the market price for the common stock that will prevail in the trading market. The market price of the common stock may decline below the initial public offering price. The stock market has experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile. In the past, securities class action litigation has often been instituted against a company following periods of volatility in the market price of such company's securities. If instituted against us, regardless of the outcome, such litigation could result in substantial costs and diversion of our management's attention and resources and have a material adverse effect on our business, financial condition and results of operations. See "Underwriting."



MANAGEMENT HAS BROAD DISCRETION OVER USE OF PROCEEDS



     We plan to use the proceeds from this offering for investments in our online capabilities, including expanding our sales and marketing capabilities and brand name promotion, investment in our technology infrastructure and general corporate purposes. Therefore, we will have discretion as to how we will spend the proceeds, which could be in ways with which our stockholders may not agree. We cannot predict that the proceeds will be invested to yield a favorable return. See "Use of Proceeds."



OUR CHARTER AND BY-LAWS PROVISIONS COULD HAVE AN ADVERSE EFFECT ON THE MARKET PRICE OF OUR COMMON STOCK



     The board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price and terms, including, among others, preferences and voting rights, of those shares without stockholder approval. The rights of the holders of common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Lowestfare.com without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock, which could have an adverse impact on the market price of our common stock. We have no present plans to issue shares of preferred stock. Further, provisions of our charter documents may have the effect of delaying or preventing changes in control or management of our company, which could have an adverse effect on the market price of our common stock. See "Description of Capital Stock."

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD ADVERSELY AFFECT OUR COMMON STOCK PRICE



     Following the offering, we will have a large number of shares of common stock outstanding and available for resale in the future. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market following this offering, or the perception that such sales could occur. These sales might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. See "Principal Stockholders," "Description of Capital Stock--Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."



INVESTORS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION



     The initial public offering price is expected to be substantially higher than the book value per share of the outstanding common stock. Investors purchasing shares of common stock in this offering at an assumed offering price of $12.00 will therefore incur immediate substantial dilution in the amount of $9.27 per share. In addition, investors purchasing shares of common stock in the offering will incur additional dilution to the extent outstanding options are exercised. See "Dilution."



             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS



     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. We urge you to carefully consider these factors.



     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," or "continue" or the negative of such terms and other comparable terminology.



     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that these expectations will be achieved. We caution you that forward-looking statements are not a guarantee of future results, levels of activity, performance or achievements. Moreover, we do not nor does anyone else assume responsibility for the accuracy and completeness of such statements. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.

                    SUMMARY OF ORGANIZATIONAL RESTRUCTURING


     Prior to the closing of this offering, we will effect an organizational restructuring whereby Lowestfare.com LLC and its marketing affiliate, Global Travel Marketing Services, Inc., will become wholly-owned subsidiaries of Lowestfare.com., Inc. Set forth below is a summary of this restructuring:



     - Prior to the closing of this offering, all of the outstanding member interests in Lowestfare.com LLC and all of the outstanding common stock of Global Travel Marketing will be contributed by Vauxhall LLC, an entity wholly-owned by Mr. Icahn, to Lowestfare.com, Inc. in exchange for 28,599,900 shares of common stock of Lowestfare.com, Inc. As a result, Lowestfare.com LLC and Global Travel Marketing will become wholly-owned subsidiaries of Lowestfare.com, Inc. The aggregate value of the common stock to be issued to Vauxhall LLC will be $343,198,800, assuming an initial offering price of $12.00 per share.



     The historical cost basis in the net assets of Lowestfare.com LLC and Global Travel Marketing will not change as a result of this restructuring and no goodwill or other intangible assets will be recorded.



     The following charts illustrate the equity ownership, before and after the restructuring, of each entity that is a party to the restructuring, after giving effect to this offering:


                                    [CHARTS]

                                USE OF PROCEEDS


     The net proceeds we will receive from the sale of the 7,500,000 shares of common stock offered by us are estimated to be $82,000,000, or $94,555,000 if the underwriters' over-allotment option is exercised in full, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us and assuming a public offering price of $12.00 per share.



     We intend to use approximately $30,000,000 of the net proceeds of the offering for expansion of our sales and marketing capabilities and brand name promotion. In addition, we may use a portion of the net proceeds from this offering to license and acquire content for our Web site, to establish additional distribution channels, or to acquire or invest in complementary businesses, products, services or technologies. We have no present understandings or agreements relating to any acquisitions. The balance of the proceeds will be used for investments in our technology infrastructure and general corporate purposes, including working capital, and to fund additional advertising and brand name promotion. The amounts we actually spend for these purposes will vary significantly and will depend upon a number of factors, including our future revenue and cash generated by operations and the other factors described under "Risk Factors." Other than as described above, we cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management will have broad discretion in the application of the net proceeds. See "Risk Factors--Management has broad discretion over use of proceeds."


     Pending such uses, we intend to invest such funds in investment grade, interest-bearing obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

     We have not declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends on the common stock in the foreseeable future. We currently intend to retain future earnings, if any, to fund the development and growth of our business. Future dividends, if any, will be determined by our board of directors.

                                 CAPITALIZATION


     The following table sets forth our capitalization as of March 31, 1999 on an actual combined basis for Lowestfare.com LLC and Global Travel Marketing and the pro forma capitalization of Lowestfare.com on an as adjusted basis to reflect the sale of the shares of common stock offered hereby and the application of the estimated net proceeds therefrom.



                                                                  MARCH 31, 1999
                                                              -----------------------
                                                                                AS
                                                              ACTUAL         ADJUSTED
                                                              -------        --------
                                                              (DOLLARS IN THOUSANDS,
                                                                EXCEPT SHARE DATA)
Preferred stock, $.01 par value: 5,000,000 shares
  authorized; no shares issued and outstanding..............  $ --           $ --
Common stock, $.01 par value: 2,500 shares authorized,
  issued and outstanding, actual; 75,000,000 shares
  authorized, and 36,100,000 issued and outstanding, as
  adjusted..................................................        1            361
Deferred compensation.......................................   (3,439)        (3,439)
Additional paid-in capital..................................    3,539         85,179
Retained earnings...........................................   16,458         16,458
                                                              -------        -------
          Total stockholders'/members' equity and
            capitalization..................................  $16,559        $98,559
                                                              =======        =======



     The total shares to be outstanding after this offering do not include outstanding options as of March 31, 1999 to purchase a total of approximately 2,208,263 shares of common stock at a weighted average exercise price of $5.07 per share and an additional 1,291,737 shares reserved for future grants under our 1999 Stock Option Plan.

                                    DILUTION


     The pro forma net tangible book value of Lowestfare.com, Inc., giving effect to the organizational restructuring, as of March 31, 1999 was $16.6 million, or $0.58 per share of common stock. The pro forma net tangible book value per share represents the amount of Lowestfare.com, Inc.'s pro forma total tangible assets reduced by the amount of Lowestfare.com, Inc.'s pro forma total liabilities, divided by the pro forma number of shares of common stock outstanding. After giving effect to our sale of 7,500,000 shares of common stock in this offering (at an assumed initial public offering price of $12.00 per share) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by Lowestfare.com, Inc. and the application of the net proceeds therefrom, Lowestfare.com, Inc.'s pro forma net tangible book value as adjusted at March 31, 1999 would have been approximately $98.6 million, or $2.73 per share. This represents an immediate increase in pro forma net tangible book value of $2.15 per share to Lowestfare.com, Inc.'s existing shareholders and an immediate dilution of $9.27 per share to new investors purchasing shares of common stock in this offering.


     As of the date of this prospectus, stock options outstanding for 2,208,263 shares of common stock are outstanding at a weighted average exercise price of $5.07 per share. To the extent that any outstanding options are exercised, new investors may experience further dilution. The following table does not give effect to the issuance of these shares. See "Management--1999 Stock Option Plan" and "--Employment Contracts."

     The following table illustrates the per share dilution:


  Assumed initial public offering price per share...........           $12.00
     Pro forma net tangible book value per share at March
       31, 1999.............................................  $0.58
     Increase attributable to new investors.................   2.15
                                                               ----
  Pro forma net tangible book value per share after the
     offering...............................................             2.73
                                                                         ----
  Dilution per share to new investors.......................            $9.27
                                                                       ------
                                                                       ------


     The following table sets forth on a pro forma basis, as of December 31, 1998, the number of shares of common stock issued, the total consideration received by or assigned to us and the average price per share received by or assigned to us by existing shareholders and by investors purchasing shares of common stock offered hereby, before deducting estimated underwriting discounts and commissions and estimated offering expenses of this offering:


                                       SHARES PURCHASED         TOTAL CONSIDERATION
                                     ---------------------    -----------------------    AVERAGE PRICE
                                       NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                                     ----------    -------    ------------    -------    -------------
Existing stockholders..............  28,600,000      79.2%    $ 16,559,000      15.5%       $ 0.58
New investors......................   7,500,000      20.8       90,000,000      84.5         12.00
                                     ----------     -----     ------------     -----        ------
          Total....................  36,100,000     100.0%    $106,359,000     100.0%        $2.95
                                     ==========     =====     ============     =====        ======



     The information presented with respect to existing stockholders includes 28,599,900 shares of common stock issued for the acquisitions of Lowestfare.com LLC and Global Travel Marketing by Lowestfare.com, Inc. in connection with the organizational restructuring which will occur immediately prior to this offering.



     If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to 76.8% of the total number of shares of common stock to be outstanding after this offering, and will increase the number of shares of common stock held by the new investors to 8,625,000 shares, or 23.2% of the total number of shares of common stock to be outstanding immediately after this offering. See "Principal Stockholders."

                        SELECTED COMBINED FINANCIAL DATA


     The following selected combined financial data should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the combined financial statements, related notes and other financial information included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1996, 1997 and 1998, and the balance sheet data at December 31, 1997 and 1998 are derived from the combined financial statements included elsewhere in this prospectus which have been audited by KPMG LLP, independent accountants, as set forth in their report therein. The statement of operations data for the period ended December 31, 1995 and the balance sheet data at December 31, 1995 and 1996 are derived from combined audited financial statements not included herein. The selected combined financial data presented below for the three months ended March 31, 1998 and 1999 and as of March 31, 1999, are derived from the unaudited combined financial statements included elsewhere in this prospectus. The selected combined balance sheet data as of March 31, 1998 are derived from the unaudited combined financial statements not included herein. The pro forma information reflects the organizational restructuring as if the restructuring had taken place on January 1, 1998. Net income and related per share amounts reflect adjustments for federal income taxes as if Lowestfare.com LLC had been taxed as a C corporation rather than a limited liability company. Please see note 4 to the combined financial statements for the calculation of pro forma net income per share, including an explanation of the number of shares used in computing the amount of basic and diluted pro forma net income per share. Gross bookings represents the aggregate retail value charged by Lowestfare.com for travel products and services purchased by our customers. This presentation of gross bookings does not affect Lowestfare.com's operating results. Management believes that gross bookings provide a more consistent comparison between historical periods than do revenues. Gross bookings are not required to be disclosed by generally accepted accounting principles, GAAP, and should not be considered in isolation or as a substitute for other information prepared in accordance with GAAP. Cash and cash equivalents do not include restricted cash of $10.8 million, $15.7 million, $24.4 million, $29.9 million, $41.0 million and $41.1 million at December 31, 1995, 1996, 1997 and 1998, and March 31, 1998 and 1999, respectively. Please refer to note 1 to the Lowestfare.com LLC and Global Travel Marketing Services, Inc. combined financial statement for the description of restricted cash.



                                                                                                  THREE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                      MARCH 31,
                                              ----------------------------------------------    ----------------------
                                               1995        1996        1997         1998         1998         1999
                                              -------    --------    --------    -----------    -------    -----------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)          (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues....................................  $13,782    $116,917    $200,711       $224,422    $64,651        $66,400
Cost of revenues............................   10,459      86,974     148,421        165,074     47,762         47,653
                                              -------    --------    --------    -----------    -------    -----------
  Gross profit..............................    3,323      29,943      52,290         59,348     16,889         18,747
Operating expenses:
  Commissions...............................    1,423      11,658      20,022         17,997      5,585          4,481
  Salaries, wages and benefits..............    1,081       9,146      10,605         11,774      2,950          2,969
  Selling, general and administrative.......    1,937      11,371      17,134         18,062      3,758          7,892
                                              -------    --------    --------    -----------    -------    -----------
    Total operating expenses:...............    4,441      32,175      47,761         47,833     12,293         15,342
                                              -------    --------    --------    -----------    -------    -----------
  Operating income (loss)...................   (1,118)     (2,232)      4,529         11,515      4,596          3,405
Other income, net...........................       64       1,163       3,475          2,206        533            452
                                              -------    --------    --------    -----------    -------    -----------
  Net income (loss).........................  $(1,054)    $(1,069)     $8,004        $13,721     $5,129         $3,857
                                              =======    ========    ========    ===========    =======    ===========

PRO FORMA STATEMENT OF OPERATIONS DATA (UNAUDITED):
Net income...................................................................        $13,721                    $3,857
Pro forma income tax expense.................................................          4,665                     1,311
                                                                                 -----------               -----------
Pro forma net income.........................................................         $9,056                    $2,546
                                                                                 ===========               ===========
Pro forma net income per common share:
  Basic......................................................................          $0.32                     $0.09
  Diluted....................................................................          $0.30                     $0.08
Weighted average shares used in per share calculation:
  Basic......................................................................     28,600,000                28,600,000
  Diluted....................................................................     30,566,589                30,566,589

SUPPLEMENTAL FINANCIAL DATA (UNAUDITED):
  Gross bookings............................  $13,782    $116,917    $201,016       $232,714    $65,037        $72,864
                                              =======    ========    ========    ===========    =======    ===========



                                                               DECEMBER 31,                           MARCH 31,
                                              ----------------------------------------------    ----------------------
                                               1995        1996        1997         1998         1998         1999
                                              -------    --------    --------    -----------    -------    -----------
                                                          (DOLLARS IN THOUSANDS)                     (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................  $   789     $10,119     $12,919        $11,427    $ 5,874        $ 8,031
Working capital (deficit)...................   (1,336)     (5,875)        648         16,026      7,226         11,707
Total assets................................   12,919      33,233      45,424         47,828     56,237         59,916
Long-term debt, including current portion...       --          --         369            270        344            245
Stockholders'/members' equity
  (deficiency)..............................     (953)     (2,023)      5,981         19,702     11,112         16,559

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with "Selected Combined Financial Data," and our combined financial statements and notes thereto, appearing elsewhere in this prospectus.


OVERVIEW


     Lowestfare.com, Inc., through its wholly-owned subsidiary Lowestfare.com LLC, formerly known as Global Discount Travel Services LLC, is a full-service provider of discount travel products and services for the leisure and small business traveler. Since our inception through March 31, 1999, we have completed more than 2 million travel-related transactions on behalf of our customers.



     The ticket program agreement, dated June 14, 1995, between TWA and Karabu Corp., an entity controlled by Mr. Icahn, enables us to purchase tickets from TWA at significant pre-determined discounts through September 2003. In August 1995, Lowestfare.com LLC was joined as a party to the ticket program agreement in order to facilitate the sale of tickets purchased from TWA. The discount provided by the ticket program agreement is off of the lowest published rates on all available seats, in all fare classes, on all flights operated by TWA, other than travel originating or terminating in St. Louis, Missouri. We pass on to our customers a significant portion of this discount. Revenues derived from this agreement were $63.5 million, or 95.6%, of total revenue in the first quarter of 1999 and $218.6 million, or 97.4%, of total revenue in 1998. Gross bookings under this agreement as a percent of total gross bookings were 87.1% in the first quarter of 1999 and 93.9% in 1998. The high ticket volume generated by this agreement has facilitated the establishment of discount air travel programs with America West Airlines, China Southern Airlines, Northwest Airlines and Virgin Atlantic Airways.



     Initially, we operated as a travel company offering a limited number of travel products and services to the consumer mainly through our toll-free telephone reservation and customer service center and our affiliations with travel agencies. Since inception, we have developed relationships with more than 800 travel agencies which are authorized to promote our discount tickets on TWA. To date, all revenues generated by the travel agencies have been derived from the sale of airline tickets on TWA.



     In October 1996, in response to the online demand for discount travel products and services, we established a Web site (www.Lowestfare.com) as a means of booking tickets solely with TWA. However, we first sought to capitalize on the growing popularity and potential of the Internet in June 1998, with the launch of our redesigned Web site. This redesigned Web site features a broad array of travel product offerings, a graphical user interface, an interactive booking engine and other travel-related content. Beginning September 1998, we began to pursue marketing arrangements with Internet portals, communities and other sites, and to date, have established agreements with Yahoo!, Tripod, Looksmart, MiningCo, theglobe.com, and Frommers.


     Our revenues are derived from the following segments:


     - call-in


     - agency


     - Internet



     In the first quarter of 1999, call-in revenues, agency revenues and Internet revenues, were $19.1 million, $39.0 million and $8.3 million which represented 28.8%, 58.7% and 12.4% of total revenues. Internet revenues are expected to represent a significantly increasing portion of revenues in future periods. Revenues are predominantly derived from the sale of airline tickets, although hotel reservations, car rentals, cruises and other travel products are also sold. Our gross bookings represent the aggregate retail value charged by Lowestfare.com for travel products and services purchased by our customers. Gross bookings are not required by GAAP and should not be considered in isolation or as a substitute for other information prepared in accordance with GAAP. Gross bookings are used by management for various measurement and forecasting purposes including, among others, budget preparation, success of marketing efforts and trend analysis. The difference between our gross bookings and revenues as reported in our statement of operations is due to the manner in which our revenues are recognized. We act as the credit card merchant of record for the majority of our revenues. The retail value of the travel product charged by our company is recorded as revenues where we act as the merchant of record and is recorded at the time of ticketing. Our remaining revenues, where we are not the merchant of record, are recognized at the commission amount upon receipt of such commissions. We are the credit card merchant of record for transactions with TWA, as well as other suppliers. As the merchant of record, we assume responsibility for collection of the credit card charges from our customers. In the future, we expect sales for which we are the merchant of record to account for a decreasing portion of our revenues.



     Our cost of revenues consists of the amount paid to the travel supplier to acquire the travel products for the transactions where we are the merchant of record. Our cost of revenues are minimal for transactions where we are not the merchant of record. Our revenues and gross margins are dependent on a variety of factors including, among others, the mix of travel services sold, changes in pricing by airlines and other travel suppliers, the mix of airline revenues, general economic conditions and economic conditions specific to the travel industry and online commerce. Our operating expenses include advertising, employee compensation, commissions, credit card fees, occupancy cost, ticket fulfillment costs and other corporate expenses. A key component of our strategy is to significantly increase our marketing efforts through campaigns conducted online and through traditional media in order to expand our brand awareness. We currently have commitments of approximately $11.0 million for marketing and branding expenditures during 1999 and intend to increase this amount substantially. We also expect employee compensation costs to increase as we expand our customer service and call-in center operation. Additionally, in the first quarter of 1999, we spent approximately $1.3 million to enhance our technology and transaction processing systems. Other operating expenses are also expected to increase as a result of our anticipated growth.



     Historically, Lowestfare.com LLC has operated as a limited liability company and has not been subject to federal or state income taxes. Global Travel Marketing has operated as a C corporation and has been subject to federal income taxes, however these amounts have been minimal. From and after the closing of this offering, Lowestfare.com will operate as a C corporation and will be subject to federal and applicable state income taxes.



     Lowestfare.com was incorporated in August 1998 under the laws of the State of Delaware. Global Discount Travel Services LLC was organized in June 1995 under the laws of the State of Nevada and changed its name to Lowestfare.com LLC in April 1999. Global Travel Marketing was incorporated in June 1995 under the laws of the State of Nevada. Immediately prior to the closing of this offering, we will effect an organizational restructuring whereby Lowestfare.com LLC and its marketing affiliate, Global Travel Marketing, will become wholly-owned subsidiaries of Lowestfare.com. Accordingly, the financial statements of Lowestfare.com LLC and Global Travel Marketing are presented on a combined basis for all relevant periods. The financial statements of Lowestfare.com are also presented, which contain only the initial transactions related to its incorporation. In addition, Lowestfare.com has presented pro forma information within its financial statements giving effect to the organizational restructuring.


RESULTS OF OPERATIONS


     The following discussion of our results of operations for the years ended December 31, 1996, 1997 and 1998 is based upon data derived from the statements of operations contained in our audited combined financial statements appearing elsewhere in this prospectus. The results of operations for the three months ended March 31, 1999 and 1998 were derived from the statements of operations contained in our unaudited combined financial statements appearing elsewhere in this prospectus. The following table sets forth this data as a percent of total revenues:

                                                                                 THREE MONTHS
                                                                                    ENDED
                                                     YEAR ENDED DECEMBER 31,      MARCH 31,
                                                     -----------------------    --------------
                                                     1996     1997     1998     1998     1999
                                                     -----    -----    -----    -----    -----
Revenues...........................................  100.0%   100.0%   100.0%   100.0%   100.0%
Cost of revenues...................................   74.4     73.9     73.6     73.9     71.8
                                                     -----    -----    -----    -----    -----
     Gross profit..................................   25.6     26.1     26.4     26.1     28.2
Operating expenses:
     Commissions...................................   10.0     10.0      8.0      8.6      6.7
     Salaries, wages and benefits..................    7.8      5.3      5.2      4.6      4.5
     Selling, general and administrative...........    9.7      8.5      8.1      5.8     11.9
                                                     -----    -----    -----    -----    -----
          Total operating expenses.................   27.5     23.8     21.3     19.0     23.1
                                                     -----    -----    -----    -----    -----
     Operating income (loss).......................   (1.9)     2.3      5.1      7.1      5.1
Other income (expense):
     Interest income...............................    1.0      1.8      1.2      0.9      0.9
     Interest expense..............................    0.0     (0.1)    (0.2)    (0.1)    (0.2)
                                                     -----    -----    -----    -----    -----
          Total other income (expense).............    1.0      1.7      1.0      0.8      0.7
                                                     -----    -----    -----    -----    -----
     Net income (loss).............................   (0.9)%    4.0%     6.1%     7.9%     5.8%
                                                     =====    =====    =====    =====    =====



Pro forma information:
     Net income as presented................................  6.1%             5.8%
     Pro forma income taxes.................................  2.1              2.0
                                                              ---              ---
       Pro forma net income.................................  4.0%             3.8%
                                                              ===              ===



COMPARISON OF THREE MONTHS ENDED MARCH 31, 1999 AND 1998



     Revenues. Revenues increased $1.7 million or 2.7% to $66.4 million for the three months ended March 31, 1999 from $64.7 million for the three months ended March 31, 1998 primarily due to additional advertising expenditures. Call-in revenues increased $4.2 million or 28.0% to $19.1 million for the three months ended March 31, 1999 from $14.9 million for the three months ended March 31, 1998 due to additional product and service offerings and our advertising efforts. Agency revenues decreased $9.4 million or 19.4% to $39.0 million for the three months ended March 31, 1999 from $48.4 million for the three months ended March 31, 1998 as a result of our strategic decision to restructure the discount and commission structure paid to travel agencies which was implemented in the second half of 1998. Internet revenues increased $7.0 million or 544.8% to $8.3 million for the three months ended March 31, 1999 from $1.3 million for the three months ended March 31, 1998 as a result of our increased emphasis on Internet sales and the related marketing and advertising expenditures that began in the second half of 1998.



     Cost of revenues. Cost of revenues includes the cost of airline tickets where we are the merchant of record including associated taxes, fuel surcharges and flight interruption costs and the cost of other travel products. Cost of revenues decreased $109,000 or 0.2% to $47.7 million for the three months ended March 31, 1999 from $47.8 million for the three months ended March 31, 1998 as a result of a shift in our product mix. Cost of revenues as a percent of total revenues decreased 2.1% to 71.8% for the three months ended March 31, 1999 from 73.9% for the three months ended March 31, 1998. Cost of call-in revenues as a percent of call-in revenues decreased to 70.3% for the three months ended March 31, 1999 from 72.4% for the three months ended March 31, 1998. Cost of agency revenues as a percent of agency revenues decreased to 72.4% for the three months ended March 31, 1999 from 74.4% for the three months ended March 31, 1998. Cost of Internet revenues as a percent of Internet revenues decreased to 72.4% for the three months ended March 31, 1999 from 72.9% for the three months ended March 31, 1998.

     Commissions. Commissions expense consists of amounts paid to our affiliated travel agencies pursuant to agency specific contracts based on ticket sales volume. Commissions decreased $1.1 million or 19.8% to $4.5 million for the three months ended March 31, 1999 from $5.6 million for the three months ended March 31, 1998 as a result of a reduction in our commissions and discount rate structure. Commissions as a percent of total revenues decreased to 6.7% for the three months ended March 31, 1999 from 8.6% for the three months ended March 31, 1998 as a result of reduced commissions paid to travel agencies and a decrease in agency revenues as a percent of our total revenues.



     Salaries, wages and benefits. Salaries, wages and benefits consist of payroll and related benefits for our operations, administration, sales and marketing and technology personnel. Salaries, wages and benefits increased $19,000 or 0.6% to $3.0 million for the three months ended March 31, 1999 from $3.0 million for the three months ended March 31, 1998 as a result of consistent staffing levels. As a percent of total revenues, salaries, wages and benefits decreased to 4.5% for the three months ended March 31, 1999 from 4.6% for the three months ended March 31, 1998 as a result of increased productivity.



     Selling, general and administrative expenses. Selling, general and administrative expenses include merchant fees, Internet marketing expenditures, traditional advertising expenditures, telephone charges, third-party reservation costs, maintenance fees and content acquisition costs and other general corporate expenses. Selling, general and administrative expenses increased $4.1 million or 110.0%, to $7.9 million for the three months ended March 31, 1999 from $3.8 million for the three months ended March 31, 1998. The increase was primarily a result of additional Internet marketing costs and traditional advertising costs. As a percent of total revenues, selling, general and administrative expenses increased to 11.9% for the three months ended March 31, 1999 from 5.8% for the three months ended March 31, 1998.



     Net interest income. Net interest income decreased $81,000 or 15.2% to $452,000 for the three months ended March 31, 1999 from $533,000 for the three months ended March 31, 1998 as a result of increased interest expense.


COMPARISON OF YEARS ENDED DECEMBER 31, 1998 AND 1997


     Revenues. Revenues increased $23.7 million or 11.8% to $224.4 million in 1998 from $200.7 million in 1997 primarily due to an increase in our customer base as a result of additional advertising expenditures. Call-in revenues increased $17.2 million or 36.7% to $64.0 million in 1998 from $46.8 million in 1997 due to increased awareness of our product and service offerings resulting from our increased advertising efforts. Agency revenues decreased $400,000 or 0.3% to $151.8 million in 1998 from $152.2 million in 1997 as a result of our strategic decision to restructure the discount and commission structure paid to travel agencies. Internet revenues increased $6.9 million or 414.4% to $8.6 million in 1998 from $1.7 million in 1997 as a result of the launch of our redesigned Web site in June 1998.



     Cost of revenues. Cost of revenues increased $16.7 million or 11.2% to $165.1 million in 1998 from $148.4 million in 1997 as a result of increased transaction volume. Cost of revenues as a percent of total revenues decreased 0.3% to 73.6% in 1998 from 73.9% in 1997. Cost of call-in revenues as a percent of call-in revenues increased to 73.1% in 1998 from 72.0% in 1997. Cost of agency revenues as a percent of agency revenues decreased to 73.7% in 1998 from 74.6% in 1997. Cost of Internet revenues as a percent of Internet revenues increased to 73.8% in 1998 from 71.7% in 1997.



     Commissions. Commissions decreased $2.0 million or 10.1% to $18.0 million in 1998 from $20.0 million in 1997, as a result of a reduction in our commission and discount rate structure. Commissions as a percent of total revenues decreased to 8.0% in 1998 from 10.0% in 1997 as a result of reduced commissions paid to travel agencies and a decrease in agency revenues as a percent of our total revenues.



     Salaries, wages and benefits. Salaries, wages and benefits increased $1.2 million or 11.0% to $11.8 million in 1998 from $10.6 million in 1997 as a result of increased staffing at our toll-free telephone reservation and customer service center and our Internet help desk. As a percent of total revenues, salaries, wages and benefits decreased to 5.2% in 1998 from 5.3% in 1997 due to increased productivity resulting from the automation of our ticket fulfillment and quality control processes.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased $1.0 million or 5.4%, to $18.1 million in 1998 from $17.1 million in 1997. The increase was primarily a result of Internet marketing costs, offset by reductions in legal expenses, traditional advertising costs and other expenses. As a percent of total revenues, selling, general and administrative expenses decreased to 8.1% in 1998 from 8.5% in 1997 as a result of increased revenue growth and economies of scale.



     Net interest income. Net interest income decreased $969,000 or 27.0% to $2.6 million in 1998 from $3.6 million in 1997 as a result of a decrease in average cash balances.


COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND 1996


     Revenues. Revenues increased $83.8 million or 71.7% to $200.7 million in 1997 from $116.9 million in 1996 primarily as a result of increased brand awareness from our increased advertising and continued development of our affiliations with travel agencies. Call-in revenues increased $20.0 million or 74.8% to $46.8 million in 1997 from $26.8 million in 1996 due to our increased advertising expenditures. Agency revenues increased $62.1 million or 68.9% to $152.2 million in 1997 from $90.1 million in 1996 as a result of our continued development of our affiliations with travel agencies. Internet revenues increased $1.7 million to $1.7 million in 1997 from $12,000 in 1996 as a result of the launch of our initial one page Web site in October 1996 and increased brand awareness.



     Cost of revenues. Cost of revenues increased $61.4 million or 70.6% to $148.4 million in 1997 from $87.0 million in 1996 as a result of increased transaction volume. Cost of revenues as a percent of total revenues decreased 0.5% to 73.9% in 1997 from 74.4% in 1996. Cost of call-in revenues as a percent of call-in revenues decreased to 72.0% in 1997 from 74.4% in 1996. Cost of agency revenues as a percent of agency revenues increased to 74.6% in 1997 from 74.4% in 1996. Cost of Internet revenues as a percent of Internet revenues decreased to 71.7% in 1997 from 75.0% in 1996.



     Commissions. Commissions expense increased $8.4 million or 71.7% to $20.0 million in 1997 from $11.7 million in 1996, as a result of increased revenues. Commissions as a percent of total revenues remained constant at 10.0%


     Salaries, wages and benefits. Salaries, wages and benefits increased $1.5 million or 16.0% to $10.6 million in 1997 from $9.1 million in 1996. This increase was as a result of increased staffing at our toll-free telephone reservation and customer service center, offset by staff reductions as a result of the automation of the ticket fulfillment process. As a percent of total revenues, salaries, wages and benefits decreased to 5.3% in 1997 from 7.8% in 1996 as a result of the automation of our ticket fulfillment and quality control processes.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased $5.7 million or 50.7% to $17.1 million in 1997 from $11.4 million in 1996. This was primarily a result of increased credit card merchant fees, third-party reservation expenses and advertising costs and the expansion of our toll-free telephone reservation and customer service center. As a percent of total revenues, selling, general and administrative expenses decreased to 8.5% in 1997 from 9.7% in 1996 as a result of increased revenue growth and economies of scale.


     Net interest income. Net interest income increased $2.4 million or 203.7% to $3.6 million in 1997 from $1.2 million in 1996 as a result of higher average cash balances.


QUARTERLY FINANCIAL INFORMATION AND SEASONALITY

     Our business is seasonal due to fluctuations in our customers' travel patterns and general Internet usage. In the past, we have experienced an increase in travel bookings during the first and second calendar quarters and a decrease during the third and fourth quarters and we expect that this trend will continue in the future. We expect that Internet usage may decline during the summer. In addition, seasonal trends affect the inventory made available to us by third-party suppliers. Airlines, for example, typically experience higher demand for tickets through traditional distribution channels for travel during Thanksgiving and the year-end holiday period. As a result, during these periods, airlines may have less need to sell discount tickets and packages through our company. Seasonality in the travel industry and variability in Internet usage will likely cause quarterly fluctuations in our results of operations and our financial performance.

QUARTERLY RESULTS OF OPERATIONS


     The following table sets forth unaudited quarterly statement of operations data for each of the nine quarters ended March 31, 1999, as well as such data expressed as a percent of our total revenues for the periods indicated. This data has been derived from unaudited quarterly financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information when read in conjunction with our annual audited financial statements and notes thereto. Our results of operations are not necessarily indicative of the results to be expected in any future period.



                                                                        QUARTER ENDED
                             ----------------------------------------------------------------------------------------------------
                             MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                               1997        1997       1997        1997       1998        1998       1998        1998       1999
                             ---------   --------   ---------   --------   ---------   --------   ---------   --------   --------
                                                                        (IN THOUSANDS)
Revenues...................   $45,748    $58,641     $52,596    $43,726     $64,651    $70,164     $45,961    $43,646    $66,400
Cost of revenues...........    33,552     43,225      38,722     32,922      47,762     51,489      33,411     32,412     47,653
                              -------    -------     -------    -------     -------    -------     -------    -------    -------
        Gross profit.......    12,196     15,416      13,874     10,804      16,889     18,675      12,550     11,234     18,747

Operating expenses:
    Commissions............     4,947      6,011       5,272      3,792       5,585      5,563       3,327      3,522      4,481
    Salaries, wages and
      benefits.............     2,267      2,519       2,842      2,977       2,950      3,002       2,987      2,835      2,969
    Selling, general and
      administrative.......     4,130      4,678       3,987      4,339       3,758      4,506       4,512      5,286      7,892
                              -------    -------     -------    -------     -------    -------     -------    -------    -------
        Total operating
          expenses.........    11,344     13,208      12,101     11,108      12,293     13,071      10,826     11,643     15,342
                              -------    -------     -------    -------     -------    -------     -------    -------    -------
    Operating income
      (loss)...............       852      2,208       1,773       (304)      4,596      5,604       1,724       (409)     3,405
Other income (expense):
    Interest income........       500      1,000       1,278        824         610        742         703        578        607
    Interest expense.......       (14)       (19)        (36)       (58)        (77)       (90)       (118)      (142)      (155)
                              -------    -------     -------    -------     -------    -------     -------    -------    -------
        Total other income
          (expense)........       486        981       1,242        766         533        652         585        436        452
                              -------    -------     -------    -------     -------    -------     -------    -------    -------
Net income.................    $1,338     $3,189      $3,015       $462      $5,129     $6,256      $2,309        $27      $3,857
                              =======    =======     =======    =======     =======    =======     =======    =======    =======
Gross bookings.............   $45,771    $58,661     $52,625    $43,959     $65,037    $71,607     $48,814    $47,256    $72,864
                              =======    =======     =======    =======     =======    =======     =======    =======    =======



                                                                  PERCENT OF TOTAL REVENUES
                             ----------------------------------------------------------------------------------------------------
Revenue....................     100.0%     100.0%      100.0%     100.0%      100.0%     100.0%      100.0%     100.0%     100.0%
Cost of revenues...........      73.3       73.7        73.6       75.3        73.9       73.4        72.7       74.3       71.8
                              -------    -------     -------    -------     -------    -------     -------    -------    -------
        Gross profit.......      26.7       26.3        26.4       24.7        26.1       26.6        27.3       25.7       28.2
Operating expenses:
    Commissions............      10.8       10.3        10.0        8.7         8.6        7.9         7.2        8.1        6.7
  Salaries, wages and
    benefits...............       5.0        4.3         5.4        6.8         4.6        4.3         6.5        6.5        4.5
Selling, general and
  administrative...........       9.0        7.9         7.6        9.8         5.8        6.4         9.9       12.1       11.9
                              -------    -------     -------    -------     -------    -------     -------    -------    -------
        Total operating
          expenses.........      24.8       22.5        23.0       25.3        19.0       18.6        23.6       26.7       23.1
                              -------    -------     -------    -------     -------    -------     -------    -------    -------
    Operating income
      (loss)...............       1.9        3.8         3.4       (0.6)        7.1        8.0         3.7       (1.0)       5.1
Other income (expense):
    Interest income........       1.1        1.7         2.4        1.9         0.9        1.1         1.5        1.3        0.9
    Interest expense.......        --         --        (0.1)      (0.1)       (0.1)      (0.1)       (0.3)      (0.3)      (0.2)
                              -------    -------     -------    -------     -------    -------     -------    -------    -------
        Total other income
          (expense)........       1.1        1.7         2.3        1.8         0.8        1.0         1.2        1.0        0.7
                              -------    -------     -------    -------     -------    -------     -------    -------    -------
Net income.................       3.0%       5.5%        5.7%       1.2%        7.9%       9.0%        4.9%       0.0%       5.8%
                              =======    =======     =======    =======     =======    =======     =======    =======    =======


LIQUIDITY AND CAPITAL RESOURCES


     As of March 31, 1999, we had cash and cash equivalents of $8.0 million, restricted cash of $41.1 million, working capital of $11.7 million, capital lease obligations of $137,000 and no other long term debt. In order to execute our growth strategy, we have entered into marketing agreements which require financial commitments of approximately $22.7 million through the period ending September 2001.

     Cash provided by operating activities for the three months ended March 31, 1999 of $5.0 million was a result of net income of $3.9 million, an increase in restricted cash of $11.2 million, offset by an increase in amounts payable for tickets purchased of $11.3 million, an increase in accrued expenses of $4.0 million, offset by increases in accounts receivable of $2.2 million. Restricted cash consists of amounts held by our merchant bank as security for collection of credit card payments for which we are the merchant of record. Approximately 50% of the funds are released upon utilization of the airline ticket by the customer and the remaining amount is released upon completion of the customer's travel itinerary. Cash used in operating activities for 1998 of $1.1 million was a result of net income of $13.7 million, offset by repayment of amounts due to affiliates of $11.6 million and an increase in restricted cash of $5.5 million. Cash provided by operating activities in 1997 of $3.8 million was primarily a result of net income of $8.0 million, increases in accrued expenses of $5.8 million, offset by an increase in restricted cash of $8.7 million. Cash provided by operating activities for 1996 of $10.3 million was primarily a result of an increase in amounts payable for tickets of $11.9 million, offset by an increase in restricted cash and accounts receivable aggregating $7.0 million. Deposits increased as a result of a $2.0 million requirement by a credit card issuer in order to allow customers to utilize this method of payment.



     Cash used in investing activities for the three months ended March 31, 1999 consisted of a $7.0 million distribution to the members of Lowestfare LLC for income tax liability and capital expenditures of $1.3 million. Cash used in investing activities consisted of acquisitions of property and equipment of $338,000 in 1998, $933,000 in 1997 and $1.2 million in 1996. The 1996 acquisition was offset by the sale of equipment in the amount of $223,000. Management estimates capital expenditures in 1999 in the amount of $3.4 million.



     Cash used in financing activities for the three months ended March 31, 1999 consisted of a $4.3 million loan to and repayment from an affiliate and payments on capital lease obligations of $25,000. Cash used in financing activities consisted of payments on capital lease obligations of $99,000 in 1998, $109,000 in 1997 and $35,000 in 1996.



     No adjustment has been made to give effect to Lowestfare.com LLC's earned and undistributed taxable limited liability company earnings through the limited liability company termination date, which would be distributed as part of the limited liability company distribution. On March 10, 1999, Lowestfare.com LLC distributed approximately $7.0 million and intends to distribute $1.3 million prior to the organizational restructuring, to its members for payment of their income tax liability for the year ended December 31, 1998 and for the three months ended March 31, 1999.



     We believe that the net proceeds of the offering, together with our existing cash and cash equivalents and anticipated cash flows, will be sufficient to meet our anticipated cash needs for working capital, capital expenditures and increased advertising expenses through at least 2000. If cash generated from operations is not sufficient to meet Lowestfare.com's long-term liquidity requirements, we may be required to obtain financing through bank lines or through the sale of additional equity or debt securities. There is no assurance that such financing will be available in amounts or on terms acceptable to Lowestfare.com, if at all.


RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position, and is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 130 is not expected to have a material impact on the combined financial statements.


     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosure About Segments of an Enterprises and Related Information. SFAS No. 131 established additional standards for segment reporting in the financial statements and is effective for fiscal years beginning after December 15, 1997. We operate in three distinct segments: call-in, agency and Internet. Management reviews financial data for all three segments and evaluates the results of each segment separately. SFAS No. 131 has been implemented by us effective with the December 31, 1998 combined financial statements.


     The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The provisions of SOP 98-1 are effective for fiscal years beginning after December 15, 1998 and require that specified direct costs associated with such development are capitalized and amortized and all remaining costs must be expensed when incurred. Management is currently evaluating the impact of SOP No. 98-1.



MARKET, FOREIGN CURRENCY EXCHANGE RATE AND SUPPLIER RISKS



     We currently have no floating rate indebtedness, hold no derivative instruments and do not earn foreign-sourced income. Accordingly, changes in interest rates do not generally have a direct effect on our financial position. However, to the extent that changes in interest rates and currency exchange rates affect general economic conditions, we would be affected by such changes. All of our revenues are realized in dollars and almost all of our revenues are from customers in the United States. Therefore, we do not believe we have any significant direct foreign currency exchange risk and do not hedge against foreign currency exchange rate changes. We currently derive almost all of our revenues from TWA ticket sales pursuant to the ticket program agreement. Therefore, the failure by TWA to perform under the ticket program agreement would materially and adversely affect our business, results of operations and financial condition.


IMPACT OF YEAR 2000

     Many currently installed computer systems and software products are coded to accept or recognize only two-digit entries in the date field code. These systems may recognize a date using "00" as the year 1900 rather than the year 2000. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

  State of Readiness

     We are taking steps to address potential Year 2000 problems. We have established a Year 2000 readiness plan and formed a project team from our technology and operations departments which is responsible for implementing the plan. The Year 2000 readiness plan will be implemented in five phases:

  - identifying the systems and products affected;

  - assessment of repair or replacement requirements;

  - repair or replacement;

  - implementation and testing; and

  - creation of contingency plans in the event of Year 2000 failures.

The scope of our compliance program includes:

  - information technology systems (computer hardware and software);

  - non-information technology systems; and

  - significant third-party vendors who, among other things, provide airline ticketing information, facilitate the booking process and retain customer history records.

  Information Systems

     Our critical information systems include:

     - Reservation database systems. Reservation database systems involve computer programs and products responsible for airline, cruise, car and hotel reservations and other transactional systems. SABRE is our primary global distribution system. Other global distribution systems used for ticketing airline reservations are Apollo, Worldspan and Amadeus.

     The project team has completed all phases of the readiness plan for the SABRE global distribution system. SABRE has informed us that their host mainframe computer system is Year 2000 compliant. In addition, we have completed all changes required by SABRE to be Year 2000 compliant.

     The assessment of the database reservation systems provided by Apollo, Worldspan and Amadeus is currently in the repair and replacement phase. We anticipate that all phases will be completed by September 1999.

     - Web server transaction systems. The Web server transaction systems include our Web site and travel booking engine applications. The project team is currently in the repair and replacement phase. We anticipate all phases will be completed by September 1999.


     - Post-transaction processing systems. The post transaction processing systems include credit card processing, automated ticketing, quality control, payroll and accounting. The project team has completed all phases of the readiness plan for these post-transaction processing systems with the exception of automated ticketing and they are Year 2000 compliant. The project team is currently in the assessment of repair or replacement requirements phase with respect to the automated ticketing system and anticipates that all phases will be completed by September 1999. Payroll services and payroll software is provided to us by Automated Data Processing. Automated Data Processing has informed us that the payroll software is Year 2000 compliant.



     - PC Local Area Network system. PC Local Area Network system is the main computer system for our toll-free telephone reservation and customer service center and post-transaction processing systems. The project team has completed all phases of the readiness plan regarding this system and it is Year 2000 compliant.


  Non-Information Systems


     Non-information systems include the facility's two telecommunication systems. The project team has completed all phases of the readiness plan regarding non-information systems and they are Year 2000 compliant.


  Third-Party Vendors


     We have identified all vendors of material hardware and software components of our information and non-information technology systems, and have contacted our principal vendors of hardware, software and data by telephone, and are in the process of working with these vendors to assure that we are prepared for the Year 2000. We maintain a log of the discussions and notations regarding progress made. We have received documentation from 64% of the vendors, of which 67% indicated they are Year 2000 compliant and 33% have a plan to be Year 2000 compliant. Of the remaining 36%, 29% have responded orally indicating they have a plan in place to be Year 2000 compliant and 7% have not responded. However, failure by third parties to provide fixes, upgrades or modifications in the products we use could disrupt our operations.


  Costs to Address Year 2000 Issues


     To date, we have spent approximately $25,000 in implementing our Year 2000 readiness plan. Most of our expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by the project team in the evaluation process and Year 2000 compliance matters generally. We expect to incur approximately $100,000 in expenses in 1999. The additional cost necessary to make the remaining systems Year 2000 compliant will be expensed as incurred. Although we do not anticipate that these expenses will be material, these expenses, if higher than anticipated, could materially and adversely affect our business, results of operations and financial condition.


  Risks Associated with Year 2000 Compliance

     Notwithstanding our readiness plan, there can be no assurance that we will not discover Year 2000 problems that will require substantial revisions or replacements. In addition, there can be no assurance that, despite assurances, our third-party suppliers and vendors will be Year 2000 compliant. Moreover, our failure to adequately address Year 2000 issues could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could materially and adversely affect our business, results of operations and financial condition.

     In addition, there can be no assurance that governmental agencies, utility companies, Internet access companies and others outside of our control will be Year 2000 compliant. The failure of these entities to be Year 2000 compliant could result in systematic failure beyond our control, including, for example, prolonged Internet, telecommunications or electrical failure, any of which could materially and adversely affect our business, results of operations and financial condition. For example, the Year 2000 readiness of the Federal Aviation Administration could have a significant impact on air travel on or about January 1, 2000 and for an uncertain period of time thereafter. Air travel could be impacted by both travelers' safety fears and by actual disruption caused by the lack of Year 2000 readiness. Further, fear by travelers of disruption could result in reduced reservations for year-end flights and possibly less leisure travel generally at year-end. In addition, if such fears develop, airlines may lower prices generally or engage in fare wars to attract customers. If airlines did engage in such behavior, our business could be hurt.

  Contingency Plan


     We are in the process of formulating our contingency plans. Our inability to correct a material Year 2000 problem, if one develops, could result in an interruption in, or a failure of, some of our normal business activities or operations. In addition, a significant Year 2000 problem concerning our Web site or our toll-free telephone reservation and customer service center could cause our customers to seek alternative providers of discount travel. Any material Year 2000 problem could require us to incur significant unanticipated expenses to remedy and could divert our management's time and attention, either of which could materially and adversely affect our business, results of operations and financial condition.

                                    BUSINESS

OVERVIEW


     Lowestfare.com is a full-service provider of discount travel products and services to the leisure and small business traveler. We offer our customers a reliable source for discounted travel products and services through our agreements with selected travel providers such as America West Airlines, Northwest Airlines, TWA, Virgin Atlantic Airways, Hertz Rent-a-Car, Dollar Rent-a-Car, Stratosphere Hotel and Casino and Carnival Cruise Lines. In addition, we offer our customers the ability to make reservations on over 400 airlines, at more than 39,000 hotels and with most major car rental companies, cruise lines and tour package operators. Our travel product and service offerings are available to our customers through:



     - our toll-free telephone reservation and customer service center (1-888-777-2222);



     - our affiliations with more than 800 travel agencies which are authorized to promote the sale of discount airline tickets on TWA; and



     - our Web site (www.Lowestfare.com).



     We have established marketing relationships with Yahoo!, Tripod, Looksmart, MiningCo, theglobe.com and Frommers to increase our access to Internet customers and build brand awareness. Since our inception through March 31, 1999, we have conducted over 2 million travel-related transactions for our customers. Our total gross bookings have grown from $116.9 million in 1996 to $232.7 million in 1998, while our Internet gross bookings, our fastest growing segment, have grown from $12,000 in 1996 to $13.2 million, or 5.7% of total gross bookings, in 1998. Our total gross bookings for the first quarter of 1999 were $72.9 million of which $13.5 million, or 18.5%, were Internet gross bookings.


INDUSTRY BACKGROUND


  Travel Industry



     The U.S. travel industry is large and growing. Consumers in the United States spent $126 billion on travel through travel agencies in 1997, up from $101 billion in 1995, according to the Travel Weekly 1998 U.S. Travel Agency Survey. Airline travel (including leisure and business travel) represents the largest segment by dollar volume of the travel industry and constituted $71 billion, or 56% of total travel dollar volume booked through travel agencies in 1997, as stated in the survey. Historically, airlines, cruise lines, tour operators and, to a lesser extent, hotels and rental car agencies have relied on internal sales departments and travel agencies as their primary distribution channels. The traditional travel agency channel is highly fragmented, with few nationally recognized brands. According to the Airline Reporting Company, there are over 23,000 travel agencies operating in more than 33,000 locations in the United States. Beginning in 1995, most major U.S. airlines began to place caps on per-ticket commissions payable to travel agencies. Since then, these airlines have reduced their typical commission rate structure several times. We believe that the reduced commission rates paid to traditional travel agencies may cause these agencies to charge service fees to their customers, shift their focus to higher margin non-air travel services or reduce their level of customer service in an effort to lower costs and remain profitable.


     Customers traditionally have relied on travel agents to access and interpret the large amounts of rapidly changing and complex information relating to travel products. In many cases, the ability of customers to obtain the most favorable schedules and fares has been subject to the skill and experience of individual travel agents. However, consumers are increasingly seeking alternative means to access complete travel information and the ability to make informed autonomous travel-related purchases.

  Growth in Internet Travel Services


     The traditional travel industry is one in which the consumer is faced with a multiplicity of choices relating to schedules, prices and reservation availability. This market complexity makes the Internet a particularly well-suited medium for the consumer to use to conduct real-time research and make informed buying decisions. According to Forrester Research, online leisure travel bookings are expected to grow from $3 billion in 1998 to over $29 billion in 2003. The purchase of travel products requires easy access to a vast amount of data regarding pricing, scheduling and availability and other travel information. This data changes frequently and consumers are increasingly seeking more convenient access to this information and the ability to comparison shop for travel products. Additionally, the existing travel agency infrastructure is highly fragmented and is under economic pressure which may require travel agencies to reduce their service and institute or increase their service fees. Consequently, consumers have thus far been receptive to initial offerings of travel services on the Internet and online travel bookings have become one of the largest categories of electronic commerce. Consumers have been attracted by the convenience of purchasing travel products and services via the Internet and to date have sought online travel sites that are easy-to-use and that have compelling travel-related content such as booking capabilities and destination information.


  Demand for Consistent Source of Discounted Prices


     As the travel market develops, consumers are seeking ways to differentiate among travel service providers. Travel consumers are looking for a single source of consistent discounted travel offerings, while still receiving the high level of convenience and service that they demand. Travel consumers are increasingly seeking:



     - a reliable source of discounts off of published prices on travel products and services which are free of significant restrictions and advance or last minute purchase requirements;



     - access to discount travel products and services by traditional means, such as through a toll-free number or a travel agent;



     - access to an easy-to-use Web site that provides intuitive and rapid access to an entire range of discount travel products and services, including, among others, airline tickets, hotel reservations, car rentals, cruises and tour packages; and



     - a superior level of customer service and order fulfillment (before, during and after their purchase and while traveling), which includes around-the-clock access to trained customer assistance personnel both by telephone and online.


THE LOWESTFARE.COM SOLUTION


     Lowestfare.com is a full-service provider of discount travel products and services to the leisure and small business traveler. We offer discounts every day off of the published rates of several leading travel providers in addition to access to reservations on over 400 airlines, at more than 39,000 hotels and with most major car rental companies, cruise lines and tour package operators. Our travel product and service offerings are available to our customers by telephone, through selected travel agencies and over the Internet. Lowestfare.com has become a recognized, reliable source of discount travel products and services.


     The Lowestfare.com solution includes the following elements:


     Reliable Access to Discounted Fares. We are able to purchase airline tickets from TWA at significant pre-determined discounts through September 2003. See "Risk Factors--We depend heavily upon our contract with TWA which terminates in September 2003." This discount is off of the lowest published rates on all available seats, in all fare classes, on all flights operated by TWA, other than travel originating or terminating in St. Louis, Missouri. This arrangement enables us to offer our customers:



     - consistent, reliable discount airfares which have ranged between 17% and 30% off of the lowest published rate offered by TWA on all flights covered under the agreement; and


     - tickets without additional restrictions such as blackout periods, long advance or last minute purchase requirements, severe limitations on exchangeability or refundability, or loss of frequent flyer benefits.


     In addition, we provide our customers with discounts on several other airlines, as well as with car rentals, hotels, cruises and tour packages through our agreements with selected travel providers such as America West Airlines, Northwest Airlines, Virgin Atlantic Airways, Hertz Rent-a-Car, Dollar Rent-a-Car, Stratosphere Hotel and Casino and Carnival Cruise Lines. Through our arrangements with TWA and a variety of other travel suppliers, we believe that we are well-positioned to address the demands of the traveling public for a consistent source of discount travel products and services and to build significant brand recognition and customer loyalty. We also believe that our pricing structure will promote travel agency loyalty by providing them with access to significant travel discounts for their clients, as well as more favorable commissions compared to those typically offered by travel suppliers.


     One Source for All Travel Needs. We offer a broad range of travel products and services creating a "one-stop shopping" environment. We offer our customers the ability to make reservations on over 400 airlines, at more than 39,000 hotels and with most major car rental companies, cruise lines and tour package operators. In addition, our Web site offers customers weather and mapping information and Frommers travel destination content which contains comprehensive guides for a wide variety of popular cities, including reviews and recommendations for restaurants and hotels and research information on sights and attractions.


     Multiple Ways to Access Lowestfare.com. In order to most effectively service our customers, access to our travel product and service offerings are available through three distribution channels:


     - our toll-free telephone reservation and customer service center (1-888-777-2222), which has approximately 300 specially trained service representatives and is available 24 hours a day, 7 days a week;



     - our affiliations with more than 800 travel agencies which are authorized to promote the sale of discount airline tickets on TWA; and



     - our Web site (www.Lowestfare.com).



     Excellent Customer Service. We have invested in technology, personnel and training to enhance our in-house customer service operations, which we believe is essential to establishing and maintaining long-term relationships with our customers. In an ongoing customer survey conducted by Lowestfare.com, approximately 98% of all respondents as of March 1999 have indicated that they would feel comfortable recommending Lowestfare.com to others. In addition to toll-free telephone support available 24 hours a day, 7 days a week, our customers have access to e-mail support and extensive online support to help them with any problems or itinerary changes before, during or after their purchase and while traveling.


     User-Friendly Technology. Through our Web site, customers can easily access the wide selection of Lowestfare.com online travel products and services in order to shop for and book airline tickets, car rentals, hotels, cruises and tour packages. Visitors to our Web site are guided by an easy-to-use interactive booking engine and are provided travel options such as departure and destination cities, airline preference, class of service and hotel and car selection. Our booking engine processes this data and displays to users the lowest fare options based upon the selected search criteria. A key feature of our online service is the ability for customers to independently shop and compare many combinations of prices and schedules. This enables customers to maximize the value of their travel dollar.

STRATEGY

     Our objective is to be the leading full-service provider of discount travel products and services to the leisure and small business traveler. In order to continue to deliver compelling value to our customers, we intend to implement the following strategies:


     Expand Brand Awareness and Internet Presence. We intend to expand our position as a reliable provider of discount travel products and services by raising consumer awareness of the Lowestfare.com brand name and our Web site, www.Lowestfare.com. The online market is one in which brand recognition is critical to attracting high quality vendors and generating a high level of customer traffic. We are currently in the process of enhancing our technological capabilities in order to create a faster, more enjoyable experience for our Web site customers. Furthermore, we intend to significantly expand our advertising efforts by aggressively marketing Lowestfare.com and our Web site through campaigns conducted online and through traditional media. We will seek to expand our customer base and build strong customer loyalty by continuing to offer our discounted travel products and services and focusing on providing the highest level of customer service.



     Continue to Broaden Discount Travel Offerings. We intend to capitalize on our arrangement with TWA, our brand awareness and our record of customer service satisfaction to attract discount arrangements with additional travel suppliers to include a broader selection of airlines, hotels, car rentals, cruises and tour packages. As a result of our existing relationship with TWA, our gross bookings have grown from $13.8 million in 1995 to $232.7 million in 1998. This increase in gross bookings has enhanced our ability to attract travel suppliers and facilitated the establishment of discount air travel programs with America West, China Southern Airlines, Northwest Airlines, Swissair and Virgin Atlantic Airways. We also have discount car rental arrangements with Hertz Rent-a-Car and Dollar Rent-a-Car, discount hotel arrangements with the Excalibur Hotel & Casino, Hawaiiana Hotel, Luxor Hotel and Casino, Stratosphere Hotel and Casino and discount cruise programs with Carnival Cruise Lines, Holland America Cruise Lines and Royal Caribbean Cruise Lines. As we continue to build our brand identity and expand our business, we intend to use our competitive position to negotiate additional discounted arrangements with travel providers, including those that will permit us to benefit from the higher margins traditionally associated with sales of vacation packages.



     Leverage and Expand Marketing Relationships. We intend to continue to establish marketing relationships with various Internet portals, search engines, content providers, communities and other Web sites to capitalize on their brand recognition and large customer base. To date, we have established marketing relationships with several Internet industry leaders including,Yahoo!, Tripod, Looksmart, MiningCo and theglobe.com, as well as Frommers travel site. In addition, we are seeking to establish relationships with membership organizations, credit unions, colleges and universities and similar associations through which we could market discounted travel products and services to distinct target audiences.



     Pursue Opportunities for Incremental Revenues. We will pursue opportunities to generate additional sources of revenues as we continue to build brand loyalty and expand traffic to our Web site. For example, we recently began selling advertisement space for banner advertisement on the top of our Web site. A banner advertisement is an advertisement on a Web page that links to an advertiser's Web site. We use a variety of technologies that allow us to retain in our files customer data collected in connection with the purchase of a ticket. We believe that opportunities exist to utilize such data in ways that will generate additional revenues, including direct mailing programs and targeted travel promotion programs.


     Enhance Leadership in Technology and Infrastructure. We intend to continue to develop, acquire and implement technology-driven enhancements to our Web site and back-office systems in order to continue to improve our service and enhance customer service and satisfaction. We have developed with Automated Travel Systems Inc., a software development firm, highly scalable automated systems that enable us to perform efficient and cost effective, quality control, ticketing fulfillment and other back-office tasks previously conducted through human labor. We are currently co-developing an advanced software technology that is designed to provide our customers and employees with more rapid and easier access to pricing and itinerary information, thereby reducing both the time necessary to obtain information and our cost of processing a reservation. This advanced technology is designed to provide customers with a broader selection of pricing and scheduling information, thus enabling them to make more informed travel decisions. We also use industry-standard hardware and software that enable rapid deployment of additional capacity to satisfy increased customer demand. We believe that our continued leadership in technology and infrastructure will provide our customers with a better travel purchase experience and lead to greater customer satisfaction and loyalty.


TRAVEL PRODUCTS AND SERVICES



     We offer discounts every day off of the published rates of many leading travel providers in addition to the ability to make reservations 24 hours a day, 7 days a week on over 400 airlines, at more than 39,000 hotels and with most major car rental companies, cruise lines and tour package operators.


  Sources of Customer Access Channels


     - Toll-Free Telephone Reservation and Customer Service Center. We operate a state-of-the-art toll-free telephone reservation and customer service center (1-888-777-2222) located at our headquarters in Las Vegas and are affiliated with a satellite center located in Miami, Florida which provides our customers with after-hours support. Customers are able to speak with our specially trained service representatives to receive travel information, book travel reservations and receive answers to their travel questions.

Collectively, these call-in centers are staffed with approximately 300 specially trained service representatives. Our in-house service representatives are required to complete our comprehensive four week training program and are monitored periodically to ensure that our customers continue to receive the highest level of service.



     - Travel Agencies. Through our agency sales force, we have established affiliations with more than 800 travel agencies. These relationships enable us to address the travel needs of the significant portion of the population who currently do not utilize online commerce or toll-free numbers for their travel purchases. In addition, many of these relationships are with small travel agencies who typically maintain a loyal customer base. Under our agreements with travel agencies, they agree to solicit individuals, corporations or associations to purchase tickets for travel on TWA from Lowestfare.com. Typically, these travel agencies receive commissions on our discounted base fares (net of all taxes, fees or other charges) of between 10% and 20%. We believe that our commission structure is highly favorable to travel agencies as compared to the commission structure traditionally offered by most major U.S. airlines. Typically, most major U.S. airlines pay an 8% commission, up to a maximum of $25 for one way, $50 for round trip tickets in domestic markets, and $50 and $100, respectively, in international markets.



     We have created a special Web site with a distinct Internet address for use by our affiliated travel agencies. Travel agencies are permitted to utilize this Web site for booking airline tickets on TWA via the Internet. We believe that access to this Web site will enable medium- to small-sized agencies and those without automated travel reservation systems, such as corporations, to benefit from the economies and convenience of online commerce. Furthermore, travel agencies utilizing this Web site are not limited by the maximum $10 commission paid by most major U.S. airlines for tickets sold over the Internet.


     - Web Site. Users currently accessing our Web site have the following choices:


          -- Check Fares. Provides quick and easy access to travel reservations to destinations around the world on over 400 airlines, at more than 39,000 hotels and with most major car rental companies, including discount offerings to a variety of destinations through selected airlines, hotel operators and car rental companies;



          -- Hot Deals. Provides customers with timely selected city fare information on the latest travel bargains by highlighting daily listings of discounted airfares, cruises and tour packages;



          -- Great Vacations. Offers complete vacation packages (airline, hotel and car rental), and specialty tours, with an emphasis on providing value to customers;



          -- Cruises. Offers customers discounted cruises through selected leading cruise line operators;



          -- Guide/Weather/Maps. Provides hotel and restaurant reviews, sight seeing attractions, weather and mapping; and



          -- World Events/Coolest place on earth today. Provides interesting facts about upcoming events and information for destinations around the world.



  Travel Products



     - Trans World Airlines. On June 14, 1995, TWA and Karabu Corp., an entity controlled by Carl C. Icahn, entered into a ticket program agreement, pursuant to which Karabu Corp. may purchase tickets for passenger travel on TWA at significant pre-determined discounts from published fares through September 2003. By agreement dated August 14, 1995, Lowestfare.com LLC, our wholly-owned operating subsidiary, was joined as a party to the ticket program agreement.



     Pursuant to the ticket program agreement, Lowestfare.com LLC may purchase an unlimited number of system tickets. System tickets are tickets for all applicable classes of service which are purchased by us from TWA at a 45% discount from TWA's published fare. In addition to system tickets, Lowestfare.com LLC may also purchase domestic consolidator tickets, which are tickets issued at bulk fare rates and are limited to specified origin/destination city markets and do not permit the holder to modify or refund a purchased ticket. Our purchase of domestic consolidator tickets is subject to a cap of $70 million per year based on the full retail price of the tickets.


     The ticket program agreement excludes tickets for travel which originates or terminates in St. Louis, Missouri. Tickets are subject to TWA's normal seat assignment and boarding pass rules and regulations, are non-assignable to any other carrier and are non-endorsable. No commissions are paid to us by TWA for tickets sold under the ticket program agreement. See "Risk Factors -- We depend heavily upon our contract with TWA which terminates in September 2003; -- We are engaged in litigation brought by TWA concerning system ticket sales under the ticket program agreement."



     - Other Travel Products. In addition to our contract with TWA, we have entered into relationships with the following travel suppliers which enable us to offer our customers discounts off of published prices:



Airlines                        Hotels                          Cruise Lines
America West Airlines           Excalibur Hotel & Casino        Carnival Cruise Lines
China Southern Airlines         Hawaiiana Hotel                 Holland America Cruise Lines*
Iberia Airlines                 Luxor Hotel & Casino            Royal Caribbean Cruise Lines*
Northwest Airlines              Stratosphere Hotel & Casino
Swissair
Virgin Atlantic Airways
WinAir Airlines                                                 Tour Package Operators
                                                                Virgin Vacations*
Car Rentals
Dollar Rent-a-Car
Hertz Rent-a-Car


---------------

* We do not have a written agreement with this travel supplier.


     Our agreements with these travel suppliers typically are effective for a one-year period or less and may be terminated upon 30 days' notice, or less. The travel suppliers are not required to deal exclusively with us and our sales of their travel products are subject to availability. However, we are guaranteed specified numbers of hotel rooms.


  Travel Services


     We have entered into a one year agreement with Hotel Reservations Network, a discount hotel booking service, pursuant to which our Web site customers have the ability to book reservations at over 700 hotels in 27 major cities. In addition, we offer travel insurance through our one year agreement with Travel Guard Insurance.



RESERVATION PROCESSING



     All travel purchases utilize our technologically enhanced automated back-office processing systems located at our Las Vegas headquarters. Once the flight information, customer profile and other relevant information have been entered into our system, our automated quality control system conducts over 300 checks to ensure that all booking requirements have been met. Once the booking passes quality control, our automated credit card authorization system validates and charges the customer's credit card. Next, our automated ticketing engine generates either a paper ticket or an electronic ticket, based on the customer's preference. The entire automated quality control check, credit card authorization and ticket process is typically completed in approximately three minutes. If an electronic ticket is generated, the customer picks up the boarding pass at the airport upon departure (with proper identification). If a paper ticket is generated, the ticket is distributed by UPS overnight delivery to ensure prompt delivery and receipt of the ticket.

MARKETING RELATIONSHIPS



     We seek to increase our access to online customers, build brand recognition and expand our online presence by entering into agreements with select online search engines, content providers, communities and Web sites. These agreements typically include one or more of the following benefits:



     - we receive banner impressions, which is the display of a banner advertisement on a user's computer screen; often the number of impressions is described as a minimum number, which means that we are guaranteed to receive no less than a particular number of impressions;



     - we establish a co-branded site, which means we provide the travel booking service for another site under the look and feel of that other site;



     - we are the exclusive sponsor of specified categories or pages of a site, which means that another competitor or even another advertiser cannot appear on that specified category or page;



     - we provide weather, mapping, destination information and voice response e-mail to other sites; or



     - we sponsor sweepstakes and vacation package promotions on other sites.



     We refer to these agreements as marketing relationships. We have established the following marketing relationships which require financial commitments of approximately $21.7 million through the period ending September 2001:



     - Yahoo!. Yahoo! is a global Internet media company that offers a branded network of comprehensive information, communication and shopping services. In November 1998, we entered into an agreement with Yahoo! pursuant to which we received a fixed number of banner impressions during December 1998. In January 1999, we entered into a subsequent six month agreement to purchase additional banner impressions.



     - Tripod.com. Tripod, a subsidiary of Lycos, is an online community site which offers its users content, personal publishing tools and home page building opportunities. In October 1998, we entered into an agreement to be the exclusive sponsor of the "Travel Zone and Pod", which are special interest areas on Tripod's Web site. In addition, we will receive a fixed number of impressions. The one year agreement may be renewed for an additional one year term with the consent of both parties and subject to conditions.



     - looksmart.com. Looksmart is a category-based Web directory with approximately one million Web sites indexed into 30,000 categories. In September 1998, we entered into an agreement with Looksmart to be the exclusive Internet-based airline ticket booking agency that advertises within the "Quick-Click Box" in the "Travel and Vacations" category on their Web Site. The agreement also provides for the placement of banner advertisements on their Web site and a minimum number of impressions through a home page button and links. We may terminate the three year agreement at the end of the second year upon sixty days prior written notice. The agreement provides for automatic renewal for an additional three year term, except in the event of specified circumstances.



     - MiningCo.com. MiningCo is an Internet news, information and entertainment service. In September 1998, we entered into an agreement with MiningCo which entitles us to receive a fixed number of advertising impressions on their Web site. MiningCo has agreed not to contract with our major competitors for advertising in their "Sponsorship Logo" location during the term of the agreement, and for a minimum of one year, not to contract with our major competitors for advertising in the "Marketplace Links" section on travel pages on MiningCo's Web site. The two year agreement may be renewed for an additional one year term upon the agreement of both parties. After October 1, 1999, we may terminate the agreement upon sixty days' prior written notice.



     - theglobe.com. theglobe.com is an online community site that provides users with various free services, such as home page building, discussion forums, chat, e-mail and a marketplace. In September 1998, we entered into a three year agreement with theglobe.com pursuant to which we are the exclusive provider of travel-related services and travel content on their Web site through a co-branded site sponsored by Lowestfare.com. Users of theglobe.com's Web site are linked to the co-branded site by contextual links, buttons and select pages of their Web site.



     - Frommers.com. Frommers, a division of Macmillan Digital Publishing USA, is a travel site featuring Arthur Frommer's BudgetTravel. In October 1998, we entered into an agreement with Frommers which allows us to be the official reservation booking provider for their Web site through a co-branded site. We are guaranteed to receive a minimum number of banner impressions. The one year agreement may be renewed for two additional years with the consent of both parties. Under a separate two year agreement with Macmillan Digital Publishing, we obtain destination content for our "Destination Guides" feature on our Web site.


MARKETING AND SALES


     Marketing. We utilize a variety of marketing programs in conjunction with Global Travel Marketing Services, Inc., our wholly-owned marketing subsidiary, to increase brand awareness and promote the Lowestfare.com brand name. These programs include, among others, investing in online advertising and entering into selected marketing relationships to drive traffic to our Web site and toll-free telephone reservation and customer service center. We currently place advertisements on selected highly trafficked sites, such as Yahoo!, Tripod, Looksmart, MiningCo and theglobe.com. We also currently advertise in more than 40 daily newspapers in twenty major markets throughout North America, including The New York Times, The Los Angeles Times, The Boston Globe, The Chicago Tribune, The Detroit Free Press and The Washington Post. To enhance and reinforce our newspaper advertisements, we utilize from time to time other types of media such as magazines, outdoor advertising, billboards, radio, rail/commuter displays, posters and urban wallscapes in selected major metropolitan areas. We also, from time to time, sponsor sweepstakes that offer travel-related prizes. We intend to use a significant portion of the proceeds from this offering to enhance our marketing capabilities and promote our brand name. See "Use of Proceeds."


     Agency Affiliations. Through Global Travel Marketing, we have two groups of sales personnel who service travel agencies, corporations and associations. Our regional sales directors are permanent employees handling a specific geographical territory, earning a salary in addition to commissions on the ticket sales that they generate. Our independent solicitors typically enter into an independent solicitation agreement with us, effective for a one year period, and are also responsible for specific geographical territories. The independent solicitors are compensated solely through commissions they earn on their ticket sales. We have established affiliations with more than 800 travel agencies and approximately 650 corporations and associations. These relationships enable us to address the travel needs of the significant portion of the population who currently do not utilize the Internet for their travel purchases. Our relationships with travel agencies, corporations and associations are supported by a specially trained staff of service representatives. These representatives provide rapid answers to any questions or problems and assist with exchanges and refunds of tickets.

TECHNOLOGY


     Our seamless back-end transaction processing system, which utilizes technology licensed from Automated Travel Systems, automates customer orders generated by our toll-free reservation and customer service center, through our affiliated travel agencies and our Web site. The back-end system interacts with third-party vendor travel systems and processes orders in an efficient manner with limited human intervention. The back-end system can be easily expanded to meet the growth demands of future high-demand processing by adding additional computers or upgrading current computers. Our systems also have the capability to interact with third-party systems such as SABRE. In addition, our systems support e-mail communications with customers to facilitate confirmations of orders, to provide customer support and to obtain customer feedback. Our customers can contact Web site customer support representatives 24 hours a day, 7 days a week.



     Our relationship with SABRE enables us to access SABRE's global distribution system to obtain information regarding air and ground transportation, lodging and other travel-related products and services, book reservations and issue tickets. The SABRE global distribution system provides travel reservation information on over 400 airlines, at more than 39,000 hotels and with most major rental car agencies. In December 1998, we extended our relationship with SABRE for an additional five year term. We also have the right to redisplay data from SABRE's global distribution system on our Web site and to use their booking engine application and system to book reservations via the Internet. An adjustable transaction fee is paid to SABRE for each transmission to the SABRE system. A transmission occurs every time a person presses the enter key when booking an itinerary. SABRE also provides us with programming services and technical support in connection with their Internet booking system.



     Our Web site utilizes a combination of technologies developed by Sun Microsystems, Oracle, Netscape and Microsoft. We focus our development efforts on creating and enhancing software that further creates efficiencies in our operations. In addition to being scalable, our Web site architecture is redundant. Our Internet site is load balanced between two mirrored facilities hosted by Exodus Communications to maximize speed efficiencies. We are currently co-developing an advanced software technology that is designed to provide to our customers and employees more rapid and easier access to pricing and itinerary information, thereby reducing both the time necessary to obtain information and our cost of processing a reservation. This advanced technology would also provide users with a broader selection of pricing and scheduling information, thus enabling them to make more informed travel decisions. Our advanced hardware and software strategies have enabled us to enhance productivity and streamline our operations.


COMPETITION

     The market for travel products and services is extremely competitive. We compete primarily with:


     - traditional travel agencies such as American Express Travel Related Services, Carlson Wagonlit Travel and Uniglobe Travel;



     - individual airlines, hotels, car rental companies, cruise lines and tour package operators and other travel suppliers;



     - online travel reservation services such as Biztravel.com, Cheap Tickets, Expedia which is operated by Microsoft, Internet Travel Network, Preview Travel, Priceline.com, The Trip.com and Travelocity which is operated by The SABRE Group; and



     - consolidators and wholesalers of airline tickets and other travel products.



     In addition to the traditional travel agency channel, most travel suppliers also sell their products and services directly to customers, predominantly by telephone. As the market grows for online travel services, we believe that the number of companies involved in the online travel products and services industry will increase and travel suppliers, traditional travel agencies and travel industry information providers will increase their efforts to develop services that compete with our online services. Many airlines and hotels offer travel services directly through their own Web sites, including travel services from other travel suppliers, eliminating the need to pay commissions to third parties such as our company. We are unable to anticipate which other companies are likely to offer competitive services in the future. There can be no assurance that our online operations will compete successfully with any current or future competitors.



     Many of the our current and potential competitors have greater brand recognition, longer operating histories, larger customer bases and significantly greater financial, marketing and other resources than us and may enter into strategic or commercial relationships with larger, more established and well-financed companies. Some of our competitors may be able to secure services and products from travel suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns and devote substantially more resources to Web site and systems development than our company. In addition, new technologies and the continued enhancement of existing technologies may increase competitive pressures on our company. Increased competition may result in reduced operating margins, loss of market share and brand recognition. There can be no assurance that we will be able to compete successfully against current and future competitors or address increased competitive pressures, which may cause our business, results of operations and financial condition to be materially and adversely affected. See "Risks Factors--There is significant competition in the travel industry, including the online travel industry."

INTELLECTUAL PROPERTY


     We regard our intellectual property as critical to our success. Presently our intellectual property includes our domain name, www.Lowestfare.com, and our copyrights in original works of authorship create in connection with the business and the Web site. In addition, we have filed a request with the U.S. Patent and Trademark Office and Harmonization Office of the European Community to register "Lowestfare.com" as a trademark. We rely on a combination of laws and contractual restrictions, including trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to establish and protect our proprietary rights. However, available trademark and copyright protection may not be sufficient to protect our intellectual property. Also, such protection may not be available or sought by us in every country in which our products and services are made available. Despite our precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without authorization. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property. Our failure to protect our intellectual property could materially harm our business.



     In the future, litigation may be necessary to enforce our intellectual property and contractual rights, or determine the validity and scope of the proprietary rights of others. Such litigation, regardless of the outcome, could result in substantial costs and diversion of management and technical resources, either of which could materially harm our business.



     We also rely on third-party licensed technology for our computer systems and content for our Web site. These third-party licenses may not continue to be, and those which we may seek to obtain in the future may not be, available to us on commercially reasonable terms or at all. The loss or inability to obtain any of these licenses could result in delays in Web site development or services until equivalent content, if available, is identified, licensed and integrated. Any such delays in site development or services could materially harm our business.



     From time to time we may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by our company. These claims, even if not meritorious, could be time-consuming, result in costly litigation and diversion of management and technical resources or cause delays in Web site development or the introduction of new services, which could materially harm our business. See "Risk Factors--Protection of our intellectual property is uncertain and there are risks regarding third-party licenses."


GOVERNMENT REGULATION


     Some segments of the travel industry are heavily regulated by the federal and state governments, and accordingly, some services offered by us are affected by such regulations. For example, we are subject to United States Department of Transportation regulations prohibiting unfair and deceptive practices and Airline Reporting Corporation regulation, which requires us to provide them with a weekly report, and a record of, every ticket sold since the previous report. In addition, Department of Transportation regulations concerning the display and presentation of information that are currently applicable to airline booking services such as SABRE could be extended to us in the future, as well as other laws and regulations aimed at protecting consumers accessing online travel services or otherwise. We are required to register as a seller of travel pursuant to the Seller of Travel Act enacted in some states, comply with disclosure requirements and participate in restitution funds. We are registered as a seller of travel in the following states: California, Florida, Hawaii, Iowa, Ohio, Oregon and Washington.


     All of our services are subject to federal and state consumer protection laws and regulations prohibiting unfair and deceptive trade practices. We are also subject to related "plain language" statutes in place in many jurisdictions, which require the use of simple, easy-to-read, terms and conditions in contracts with consumers. Such consumer protection laws could result in substantial compliance costs and interfere with the conduct of our business.

     Although there are very few laws and regulations directly applicable to the protections of consumers with respect to Internet commerce, it is possible that legislation will be enacted in this area and could cover such topics as permissible online content and user privacy (including the collection, use, retention and transmission of personal information provided by an online user). Furthermore, the growth and demand for online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on online companies. See "Risk Factors--We are subject to governmental regulation and legal uncertainties."

EMPLOYEES


     As of April 20, 1999, we had 404 employees, of which 287 were full-time and 117 were part-time. Of the total, 204 full-time and 117 part-time were employed in operations, 39 in administration, 27 in sales and marketing and 17 in technology. We have never had a work stoppage, and none of our employees is represented by a labor union. We consider our employee relations to be good. We believe that our ability to achieve our financial and operating objectives depends in large part upon our continued ability to recruit, retain and motivate highly qualified employees, and upon the continued service of our senior management and key sales and technical personnel. Competition for qualified personnel in our industry and geographic location in the Las Vegas area is intense. See "Risk Factors--We depend on key officers and personnel for our future success;--Some of our key officers are new to our company."


FACILITIES

     Our operations are headquartered in Las Vegas, Nevada, where we lease an aggregate of approximately 35,000 square feet of space. Our lease for such space expires on September 30, 2000. We anticipate that we will require additional space within the next 12 months and are currently negotiating to lease such space, but there can be no assurance that such additional space will be available on commercially reasonable terms, if at all.

LEGAL PROCEEDINGS

     Set forth below is a description of the material litigation pending against our company. In addition to the matter set forth below, we are, and may from time to time be, a party to litigation and claims arising in the ordinary course of business.


  Litigation with TWA



     On March 20, 1996, TWA filed a petition in the Circuit Court for St. Louis County, Missouri, commencing a lawsuit against Carl C. Icahn, Karabu, Lowestfare.com LLC (formerly known as Global Discount Travel Services LLC) and other entities affiliated with Icahn (collectively, the "Icahn Entities"). The Petition alleged that the Icahn Entities are violating the ticket program agreement and otherwise tortiously interfering with TWA's business expectancy and contractual relationships, by, among other things, marketing and selling system tickets purchased under the ticket program agreement to leisure travelers. System tickets are tickets for all applicable classes of tickets which are purchased by us from TWA at a 45% discount from TWA's published fare. The petition sought a declaratory judgment finding that the Icahn Entities have violated the ticket program agreement, and also sought approximately $300 million in liquidated, compensatory and punitive damages, in addition to TWA's costs and attorney's fees. The Icahn Entities responded with counterclaims alleging that TWA had damaged Lowestfare.com LLC by interfering with its sales of system tickets.



     In December 1997, a non-jury trial commenced. The trial was completed in January 1998. On May 7, 1998 the Court denied the petition and dismissed the Icahn Entities' counterclaims. No damage was assessed in respect of either TWA's or the Icahn Entities' petitions. The Court found that the ticket program agreement was clear on its face and that Lowestfare.com LLC's sales of system tickets to leisure travelers did not breach the ticket program agreement. The Court found that, in any event, neither TWA nor Lowestfare.com LLC had proven any damages.



     The Icahn Entities moved to amend or modify the Court's ruling to include a declaratory judgment that the Icahn Entities are permitted to sell tickets to any person for any purpose, which could include use by the purchaser's family members or friends. TWA opposed this motion and requested that the Court clarify the ruling to limit its scope, specifically that the leisure traveler purchasing a ticket must use the ticket (with enumerated exceptions) and may not purchase a ticket for any other person, including friends or family members. The Court denied both motions on June 25, 1998. TWA has appealed the denial of its motion for clarification and the Court's original ruling.



     TWA filed its appeal brief on February 26, 1999, which contains its arguments for overturning the Court's ruling. We plan to vigorously defend against TWA's arguments on appeal, but there can be no assurance that we will succeed on all or part of TWA's appeal. If TWA succeeds on appeal and all or part of the lower court's decision in our favor is reversed or modified, we may lose our right to purchase system tickets under the ticket program agreement and may be required to pay damages to TWA, which could be substantial. Loss of our right to purchase tickets under the ticket program agreement would materially and adversely affect our business, results of operations and financial condition. Even if we are successful on the appeal, our defense will be expensive, time consuming, and could distract management. This could hurt our business. See "Risk Factors -- We are engaged in litigation brought by TWA concerning system ticket sales under the ticket program agreement."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The following table sets forth as of April 26, 1999, the name, age and position within Lowestfare.com of each director, executive officer and other key employees of Lowestfare.com:



NAME                                        AGE                   POSITION(S)
------------------------------------------  ---    ------------------------------------------
Carl C. Icahn.............................  63     Chairman of the Board and Director
Gail Golden...............................  49     Vice Chairman, President and Director
Russell D. Glass..........................  36     Vice Chairman and Director
Kenneth G. Swanton........................  54     Chief Executive Officer and Director
Denise Barton.............................  41     Chief Financial Officer
Terry L. O'Neal...........................  38     Chief Operating Officer
Vincent L. Martinelli.....................  57     Vice President of Advertising and
                                                   Marketing
Gregory A. Monton.........................  35     Vice President of Information Technology
Douglas H. Lanner.........................  47     Controller
Steven S. Lay.............................  54     Vice President of Strategic Planning
Michael S. Egan...........................  59     Director
Michael Levy..............................  52     Director
Harold T. Shapiro.........................  63     Director



     Carl C. Icahn has served as Chairman of the Board and Director of Lowestfare.com since August 1998. Mr. Icahn has served as a Director of Global Travel Marketing, Inc., Lowestfare.com's wholly-owned marketing subsidiary, since June 1995. Mr. Icahn has served as Chairman of the Board and a Director of Starfire Holding Corporation (formerly Icahn Holding Corporation), a privately-held holding company, and Chairman of the Board and a Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a privately-held railroad freight and tank car leasing, sales and manufacturing company, since 1984 and ACF Industries Holding Corp., a privately-held holding company for ACF, since August 1993. He has also been Chairman of the Board and President of Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, since 1968. Since November 1990, Mr. Icahn has been Chairman of the Board of American Property Investors, Inc., the general partner of American Real Estate Partners, L.P., a public limited partnership that invests in real estate. In 1979, Mr. Icahn acquired control and presently serves as Chairman of the Board of Bayswater Realty & Capital Corp., a real estate investment and development company. Mr. Icahn has been a Director of Cadus Pharmaceutical Corporation, a public company involved in genetic pharmaceutical research, since July 1993 and was Co-Chairman of the Board from May 1995 to May 1996. Mr. Icahn has been the Chairman of the Board and a Director of Stratosphere Corp., a public company which operates a hotel and casino in Las Vegas, Nevada, since October 1998. He has also served as a Director of Automated Travel Systems, Inc., a software development firm, since January 1999. Mr. Icahn also has substantial equity interests in and controls various entities which invest in publicly traded securities. Mr. Icahn holds a B.A. degree in Philosophy from Princeton University.



     Gail Golden has served as Vice Chairman, President and Director of Lowestfare.com since August 1998 and Vice Chairman and President of Lowestfare.com LLC, Lowestfare.com's wholly-owned operating subsidiary, since February 1999. From August 1995 to January 1999, Ms. Golden served as the Chief Executive Officer of Lowestfare.com LLC. Ms. Golden has served as Chief Executive Officer and President of Global Travel Marketing since June 1995. Ms. Golden has served as Vice President of Administration of Icahn Associates Corp., a privately owned holding company, since May 1985. Since 1978, Ms. Golden has served in various capacities at Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, including Director of Public and Investor Relations and Director of Human Resources. Ms. Golden also serves in various executive capacities for privately-owned entities controlled by Mr. Icahn. Ms. Golden currently serves as a Director of Automated Travel Systems, Inc., a software development firm.


     Russell D. Glass has served as Vice Chairman and Director of Lowestfare.com since August 1998 and Vice Chairman of Lowestfare.com LLC since May 1998. Mr. Glass has served as President and Chief Investment Officer of Icahn Associates Corp., a diversified investment company, since April 1998. Previously, Mr. Glass had been a Partner in Relational Investors LLC, from 1996 to 1998, and in Premier Partners Inc., from 1988 to 1996, firms engaged in investment research and management. Mr. Glass currently serves as a Director of Automated Travel Systems, Inc., a software development firm; Cadus Pharmaceutical Corporation, a genetic pharmaceutical research company; Delicious Brands, Inc., a marketer of branded specialty food products; National Energy Group, Inc., an oil & gas exploration and production company; and the A.G. Spanos Corporation, a national real estate developer and owner of the NFL San Diego Chargers Football Club. Mr. Glass earned a B.A. degree in Economics from Princeton University and an M.B.A. from the Stanford University Graduate School of Business.



     Kenneth G. Swanton has served as Chief Executive Officer and Director of Lowestfare.com and of Lowestfare.com LLC since February 1999. Previously, Mr. Swanton served as Vice Chairman and Director, from March 1998 to September 1998, and President and Chief Executive Officer, from September 1996 to March 1998, of Internet Travel Network, an Internet travel technology developer and marketer of Web-based travel planning software applications. Prior to joining Internet Travel Network, from July 1982 to September 1996, Mr. Swanton held various senior executive positions at Carlson Companies, Inc., a global travel, hospitality and marketing business. Mr. Swanton holds a B.Sc. degree in Mathematics and Physics from the University of Waterloo.



     Denise Barton has served as Chief Financial Officer of Lowestfare.com and of Lowestfare.com LLC since February 1999. From January 1990 to February 1999, Ms. Barton was employed by KPMG LLP, most recently as Audit Senior Manager. From January 1987 to January 1990, Ms. Barton held the position of Audit Senior at Conway, Stuart & Woodbury. Ms. Barton, a Certified Public Accountant, holds a B.S. degree in Accounting from Southern Utah University.



     Terry L. O'Neal has served as Chief Operating Officer of Lowestfare.com since August 1998 and of Lowestfare.com LLC since July 1998. From July 1995 to July 1998, Mr. O'Neal served as Senior Vice President of Lowestfare.com LLC. From January 1993 to July 1995, Mr. O'Neal served as Director of Operations at McDonnell Douglas Travel Company. From April 1980 to July 1992, Mr. O'Neal held the position of Supervisor in the Walt Disney Travel Company. Mr. O'Neal currently serves as a Director of Automated Travel Systems, Inc., a software development firm. Mr. O'Neal obtained Multi-Subject California State Teaching Credentials from the State of California and attended the University of California at Los Angeles.



     Vincent L. Martinelli has served as Vice President of Advertising and Marketing of Lowestfare.com since August 1998 and of Lowestfare.com LLC since October 1995. From September 1986 to October 1995, Mr. Martinelli was employed by Trans World Airlines, Inc., most recently as Vice President of Domestic Pricing. Prior to joining Trans World Airlines, Mr. Martinelli held various positions in financial and economic planning/analysis within the airline industry. Mr. Martinelli holds a B.S. degree in Business Administration from Bryant College.



     Gregory A. Monton has served as Vice President of Information Technology of Lowestfare.com since August 1998 and of Lowestfare.com LLC since May 1998. From August 1995 to May 1998, Mr. Monton served as Manager of Information Technology of Lowestfare.com LLC. From May 1992 to August 1995, Mr. Monton served as Manager of Information Systems at McDonnell Douglas Travel Company. From November 1990 to May 1992, Mr. Monton served as a Regional Manager of Information Systems for Hyatt Hotels Corporation. Mr. Monton holds a B.S. degree in Computer Information Systems from DeVry Institute of Technology.

     Douglas H. Lanner has served as Controller of Lowestfare.com since August 1998 and of Lowestfare.com LLC since September 1995. From August 1994 to September 1995, Mr. Lanner served as Director of Sales and Refund Accounting of Continental Airlines, Inc. From January 1994 to August 1994, Mr. Lanner was a consultant in the travel industry. From January 1992 to January 1994, Mr. Lanner served as Chief Financial Officer of McDonnell Douglas Travel Company. Mr. Lanner, a Certified Public Accountant and Certified Management Accountant, holds a B.S. degree in Accounting from the University of Minnesota.



     Steven S. Lay has served as Vice President of Strategic Planning of Lowestfare.com since August 1998 and of Lowestfare.com LLC since July 1998. From February 1995 to July 1998, Mr. Lay served as Director of Corporate Sales of Lowestfare.com LLC. From September 1991 to December 1994, Mr. Lay was employed by Hughes Aircraft, most recently as Director of Marketing in the Hughes Avicom Division. Mr. Lay founded California Air Shuttle, formerly QwestAir, a commuter airline, in March 1985 and served as its President and Chief Financial Officer until September 1991. Mr. Lay holds a B.A. degree in Business Administration from Baker University.



     Michael S. Egan has served as a Director of Lowestfare.com since April 1999. Mr. Egan has served as Chairman of the Board of theglobe.com, inc., an online community site, since August 1997. Mr. Egan has been the controlling investor of Dancing Bear Investments, a privately held investment company, since 1996. From 1986 to 1996, Mr. Egan was the majority owner and Chairman of Alamo Rent-A-Car, Inc., now a subsidiary of AutoNation. Mr. Egan currently serves as Chairman and Chief Executive Officer of Certified Vacations, a wholesale tour operator. Mr. Egan is a Director of Florida Panthers Holdings, Inc. Mr. Egan holds a B.A. degree in Hotel Administration from Cornell University.



     Michael Levy has served as a Director of Lowestfare.com since April 1999. Mr. Levy founded SportsLine USA, Inc., an Internet sports media company, and has served as its President, Chief Executive Officer and Chairman of the Board since February 1994. Mr. Levy has also served as a Director of iVillage, Inc., an Internet women's media company, since August 1998. From 1979 through March 1993, Mr. Levy served as President, Chief Executive Officer and as a Director of Lexicon Corporation, a high technology company specializing in data communications and signal processing technology. From January 1988 to June 1993, Mr. Levy also served as Chairman of the Board and Chief Executive Officer of Sports-Tech International, Inc., a company engaged in the development, acquisition, integration and sale of computer software, equipment and computer-aided video systems. Mr. Levy holds a B.S. degree in Electrical Engineering from Georgia Institute of Technology.



     Harold T. Shapiro has served as Director of Lowestfare.com since April 1999. Mr. Shapiro has served as President of Princeton University since January 1988. Mr. Shapiro currently holds a faculty appointment as a Professor of Economics and Public Affairs at Princeton University. Mr. Shapiro currently serves as Trustee and Chairman of the Board of the Alfred P. Sloan Foundation, and as Trustee of the University of Pennsylvania Medical Center, the Universities Research Association and the Educational Testing Service. Mr. Shapiro currently serves as a Director of Dow Chemical Company. In 1996, Mr. Shapiro was appointed by President Clinton to chair the National Bioethics Advisory Commission. Mr. Shapiro holds a Bachelor of Commerce degree from McGill University and a Masters and Ph.D. in Economics from Princeton University.


DIRECTOR COMPENSATION


     Directors who are also employees of Lowestfare.com receive no compensation for serving on the board of directors. Lowestfare.com directors who are not employees of Lowestfare.com will be reimbursed for all travel and other expenses incurred in connection with attending board of directors and committee meetings. Non-employee directors are also eligible to receive stock option grants under the 1999 Stock Option Plan at the discretion of the board of directors. In April 1999, we granted options to purchase 35,000 shares of common stock to each of Messrs. Egan and Levy at an exercise price of $11.00 per share. In April 1999, we granted options to purchase 20,000 shares of common stock to Mr. Shapiro at an exercise price of $11.00 per share. Each of these options were granted pursuant to the 1999 Stock Option Plan and vest one-third on the date of the initial public offering and annually thereafter over a period of two years from the date of grant.


COMMITTEE OF THE BOARD OF DIRECTORS

     The board of directors intends to establish an audit committee within 90 days following this offering composed of at least two directors. The audit committee will review our financial statements and accounting practices, makes recommendations to the board of directors regarding the selection of independent auditors and review the results and scope of the audit and other services provided by our independent auditors.

     The board of directors intends to establish a compensation committee comprised of independent directors that will make determinations regarding the compensation of executive officers of our company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No executive officer of Lowestfare.com serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving on Lowestfare.com's compensation committee.

EXECUTIVE COMPENSATION


     The following table sets forth all compensation earned during the fiscal year ended December 31, 1998 by our Chief Executive Officer and our other four most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 in 1998 (the "Named Executive Officers").



                           SUMMARY COMPENSATION TABLE



                                                                                       LONG TERM
                                                                                      COMPENSATION
                                                                                      ------------
                                                      ANNUAL COMPENSATION                AWARDS
                                              ------------------------------------    ------------
                                                                                       SECURITIES
                                                                      OTHER ANNUAL     UNDERLYING
       NAME AND PRINCIPAL POSITION(1)          SALARY      BONUS      COMPENSATION     OPTIONS(#)
       ------------------------------         --------    --------    ------------    ------------
Gail Golden.................................        --    $362,566           --         788,665
  Vice Chairman and President
Russell D. Glass............................        --          --           --         157,733
  Vice Chairman
Terry L. O'Neal.............................  $156,289      20,895           --         157,733
  Chief Operating Officer
Vincent L. Martinelli.......................   150,000          --           --          78,867
  Vice President of Advertising and
    Marketing
Gregory A. Monton...........................   114,181      16,000           --         157,733
  Vice President of Information Technology
Douglas H. Lanner...........................   105,355      20,895      $11,164(2)       39,433
  Controller


---------------
(1) In February 1999, Mr. Swanton was appointed Chief Executive Officer. Currently Mr. Swanton is compensated at an annual salary of $250,000. In February 1999, Ms. Barton was appointed Chief Financial Officer. Currently Ms. Barton is compensated at an annual salary of $150,000. In February 1999, Mr. Swanton and Ms. Barton were granted options to purchase 591,499 and 78,867 shares of common stock, respectively. See "Business--Employment Contracts."


(2) In May 1998, Mr. Lanner received compensation for relocation costs.


  Option Grants in Last Fiscal Year

     The following table contains information concerning stock option grants made to the executive officers named in the Summary Compensation Table appearing above during the fiscal year ended December 31, 1998. We have never granted any stock appreciation rights.


                       OPTION GRANTS IN LAST FISCAL YEAR



                                                                                          POTENTIAL
                                             INDIVIDUAL GRANTS (1)                       REALIZABLE
                              ---------------------------------------------------     VALUE AT ASSUMED
                                           % OF TOTAL                                  ANNUAL RATES OF
                              NUMBER OF     OPTIONS                                      STOCK PRICE
                              SECURITIES   GRANTED TO                                 APPRECIATION FOR
                              UNDERLYING   EMPLOYEES     EXERCISE      EXERCISE        OPTION TERM (2)
                               OPTIONS     IN FISCAL    PRICE (PER    EXPIRATION    ---------------------
NAME                           GRANTED      YEAR(3)     SHARE)(4)      DATE(5)         5%          10%
----                          ----------   ----------   ----------    ----------    ---------   ---------
Gail Golden.................   788,665        51.3%       $5.07      May 26, 2004   $1,105,135  $2,442,058
Russell D. Glass............   157,733        10.3         5.07      May 26, 2004     221,027     488,412
Terry L. O'Neal.............   157,733        10.3         5.07      May 26, 2004     221,027     488,412
Vincent L. Martinelli.......    78,867         5.0         5.07      May 26, 2004     110,514     244,207
Gregory A. Monton...........   157,733        10.3         5.07      May 26, 2004     221,027     488,412
Douglas H. Lanner...........    39,433         2.5         5.07      May 26, 2004      55,256     122,102
Steven S. Lay...............   157,733        10.3         5.07      May 26, 2004     221,027     488,412


---------------


(1) Each option represents the right to purchase one share of common stock. The options shown in this column were all granted by Lowestfare.com LLC and will be assumed by us under our 1999 Stock Option Plan in conjunction with the organizational restructuring. The options shown in this table become exercisable at a rate of 12.5% semi-annually over four years beginning six months after this offering, except for Ms. Golden's options which vest at a rate of 16.7% semi-annually over a three year period. The options were granted to Mr. Martinelli on January 1, 1998 and to Ms. Golden and Messrs. Glass, Lanner, Lay, Monton and O'Neal on May 26, 1998.


(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent an estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.



(3) We granted options to purchase 1,537,897 shares of common stock to employees during 1998.



(4) All options were granted at an exercise price equal to our estimate of fair market value at date of grant. Fair market value was determined taking into consideration a number of factors, including our financial condition, projected operating results and the price of comparable publicly-traded companies.



(5) All granted options expire five years from the closing date of this offering. Exercise Expiration Date was determined based upon an assumed closing date of May 26, 1999.


  Fiscal Year-End Option Values

     The following table sets forth information with respect to unexercised options held by the executive officers as of December 31, 1998. No options were exercised by the executive officers during fiscal 1998.


                AGGREGATE STOCK OPTION EXERCISES IN FISCAL 1998


                           AND FISCAL YEAR-END VALUES



                                          NUMBER OF SECURITIES
                                               UNDERLYING                   VALUE OF UNEXERCISED
                                          UNEXERCISED OPTIONS               IN-THE-MONEY OPTIONS
                                           DECEMBER 31, 1998              AT DECEMBER 31, 1998(1)
                                     ------------------------------    ------------------------------
NAME                                  EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
----                                  -----------     -------------     -----------     -------------
Gail Golden........................            --        788,665                 --       5,465,450
Russell D. Glass...................            --        157,733                 --       1,093,090
Terry L. O'Neal....................            --        157,733                 --       1,093,090
Vincent L. Martinelli..............            --         78,867                 --         546,545
Gregory A. Monton..................            --        157,733                 --       1,093,090
Douglas H. Lanner..................            --         39,433                 --         272,273
Steven S. Lay......................            --        157,733                 --       1,093,090


---------------

(1) There was no public trading market for the common stock as of December 31, 1998. Accordingly, these values have been calculated on the basis of the assumed initial public offering price of $12.00 per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options.


1999 STOCK OPTION PLAN

     Lowestfare.com's 1999 Stock Option Plan was adopted by the board of directors on March 13, 1999, and approved by our stockholders on March 13, 1999. Under the stock option plan 3.5 million shares of our common stock are reserved for issuance. However, no individual may be granted options for more than one million shares in any calendar year.

     With respect to options granted to directors or officers, the stock option plan is administered by the board of directors or a committee designated by the board of directors. To the extent applicable, the composition of any such committee is intended to permit options granted under the stock option plan to be exempt from Section 16(b) of the Exchange Act and to qualify as performance-based compensation under the Internal Revenue Code. With respect to options granted to other participants, the stock option plan is administered by the board of directors or a committee designated by the board of directors. In each case, the respective plan administrator shall determine the provisions, terms and conditions of each option, including, but not limited to, the number of shares subject to each option, the exercise price, the option vesting schedule, forfeiture provisions, form of payment (cash, shares of common stock, or other consideration) upon settlement of the option, and whether any performance criteria has been satisfied.


     The exercise price of options granted under the stock option plan must be at least equal to the fair market value of the common stock on the date of grant, unless otherwise provided by the plan administrator, and the term of the option must not exceed ten years. With respect to any employee who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option must equal at least 110% of the fair market value of the common stock on the grant date and the term of the option must not exceed five years. The consideration to be paid for the shares of common stock upon exercise or purchase of an option under the stock option plan will be determined by the plan administrator and may include cash, check, promissory note, shares of common stock, or the assignment of part of the proceeds from the sale of shares acquired upon exercise or purchase of the option.

     The board of directors may amend or modify the stock option plan at any time, subject to any required stockholder approval. The stock option plan will terminate March 13, 2009 unless terminated earlier by the board of directors.

EMPLOYMENT CONTRACTS


     We conduct our business through Lowestfare.com LLC. Each of the following employment agreements were entered into by Lowestfare.com LLC and the named executive officer except that Mr. Martinelli's agreement is through Global Travel Marketing Services, Inc.



     Kenneth G. Swanton. In January 1999, we entered into an employment agreement with Mr. Swanton, whereby Mr. Swanton is entitled to receive an initial annual base salary of $250,000, subject to annual adjustment. The agreement provides for incentive compensation of 3% of the annual base salary for every million dollars of net income before taxes, excluding interest income, starting with fiscal year 1999 and ending on the date of this offering but such incentive compensation is capped at $250,000. In the event that we terminate Mr. Swanton's employment without cause, he shall receive six months of base salary with health benefits as total severance. In February 1999, Mr. Swanton was granted an option to purchase a 1.5% interest of Lowestfare.com LLC for an aggregate exercise price of $3,000,000, subject to vesting periods. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 591,499 shares of common stock at an exercise price of $5.07. Beginning with employment, these options vest in equal monthly installments over three years. Vested options may be exercised starting on the first anniversary of this offering and ending five years after this offering. In the event Mr. Swanton resigns or is terminated for cause before the first anniversary date of this offering, all vested and unvested options are forfeited. If Mr. Swanton resigns at any time after the first anniversary date of this offering, all unvested stock options and vested stock options not yet exercised will expire at the time of resignation. If Mr. Swanton is terminated for cause after the first anniversary date of this offering, unvested options shall expire and vested options not yet exercised will expire three months after employment is terminated. If Mr. Swanton is terminated without cause or dies, vested options will be exercisable for 12 months after termination without cause or death, and all unvested options will expire on the date of termination without cause or death. If we sell our company or there is a change of control, Mr. Swanton will receive accelerated vesting for 50% of any unvested options. The remaining 50% of the unvested options will continue to vest in accordance with the terms of the agreement, assuming continued employment with the successor company.


     Denise Barton. In January 1999, we entered into an amended and restated employment agreement with Ms. Barton, whereby Ms. Barton is entitled to receive an annual base salary of $150,000. The agreement provides for incentive compensation of 3% of the annual base salary for every million dollars of net income before taxes, excluding interest income, starting with fiscal year 1999 but such incentive compensation is capped at $150,000. The agreement also provides that if we (a) cease operations, (b) are sold or are involved in a "going private" transaction (unless Ms. Barton is offered a comparable position by the buyer of the business) or (c) terminate Ms. Barton's employment without cause, she will continue to receive any unpaid quarterly incentive payments due based on what was previously earned in the prior calendar year and her annual base salary through February 28, 2001. In February 1999, Ms. Barton was granted an option to purchase a 0.2% interest of Lowestfare.com LLC for an aggregate exercise price of $400,000, subject to vesting periods. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 78,867 shares of common stock at an exercise price of $5.07.



     Terry L. O'Neal. We entered into an amended and restated employment agreement dated as of May 1998 with Mr. O'Neal, whereby Mr. O'Neal is entitled to receive an annual base salary of $175,000. The agreement provides for incentive compensation of 3% of the annual base salary for every million dollars of net income before taxes, excluding interest income, starting with fiscal year 1998 but such incentive compensation is capped at $175,000. In May 1998, Mr. O'Neal was granted an option to purchase a 0.4% interest of Lowestfare.com LLC for an aggregate exercise price of $800,000, subject to vesting periods. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 157,733 shares of common stock at an exercise price of $5.07.



     Gregory A. Monton. We entered into an amended and restated employment agreement dated as of May 1998 with Mr. Monton, whereby Mr. Monton is entitled to receive an annual base salary of $125,000. The agreement provides for incentive compensation of 3% of the annual base salary for every million dollars of net income before taxes, excluding interest income, starting with fiscal year 1998 but such incentive compensation is capped at $125,000. In May 1998, Mr. Monton was granted an option to purchase a 0.4% interest of Lowestfare.com LLC for an aggregate exercise price of $800,000, subject to vesting periods. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 157,733 shares of common stock at an exercise price of $5.07.



     Douglas Lanner. We entered into an amended and restated employment agreement dated as of May 1998 with Mr. Lanner, whereby Mr. Lanner is entitled to receive an annual base salary of $110,000. In May 1998, Mr. Lanner was granted an option to purchase a 0.1% interest of Lowestfare.com LLC for an aggregate exercise price of $200,000, subject to vesting periods. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 39,433 shares of common stock at an exercise price of $5.07.



     Steven S. Lay. We entered into an amended and restated employment agreement dated as of May 1998 with Mr. Lay, whereby Mr. Lay is entitled to receive an annual base salary of $120,000. The agreement provides for incentive compensation of 3% of the annual base salary for every million dollars of net income before taxes, excluding interest income, starting with fiscal year 1998 but such incentive compensation is capped at $120,000. In May 1998, Mr. Lay was granted an option to purchase a 0.4% interest of Lowestfare.com LLC for an aggregate exercise price of $800,000, subject to vesting periods. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 157,733 shares of common stock at an exercise price of $5.07.



     Vincent L. Martinelli. We entered into an amended and restated employment agreement dated as of January 1998 with Mr. Martinelli, whereby Mr. Martinelli is entitled to receive an annual base salary of $150,000. In January 1998, Mr. Martinelli was granted an option to purchase a 0.2% interest of Lowestfare.com LLC for an aggregate exercise price of $400,000, subject to vesting periods. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 78,867 shares of common stock at an exercise price of $5.07.


     The options granted to each of Mr. O'Neal, Mr. Monton, Mr. Lanner, Mr. Lay and Mr. Martinelli will vest in equal semi-annual installments over four years beginning six months after this offering, and the options for Ms. Barton will vest in equal installments every six months beginning on the date of this offering and ending 48 months after the date of this offering. Vested options may be exercised starting on the six month anniversary of this offering and ending five years after this offering. In the event the option holder resigns or is terminated for cause before the first anniversary date of this offering, all vested and unvested options are forfeited. If the option holder resigns or is terminated for cause at any time after the first anniversary date of this offering, the option holder is not entitled to any unvested stock options, but vested options will expire three months after the date of resignation or termination, as the case may be. If the option holder is terminated without cause, the option holder will receive accelerated vesting for any unvested options and vested options will be exercisable for 12 months after termination. If the option holder dies, vested options will be exercisable for 12 months after death, and all unvested options will expire on the date of death. If we sell our company or become a private company, the option holder will receive accelerated vesting for any vested options.



     The employment agreements of each of Messrs. O'Neal, Lay and Monton provide that if we (a) cease operations, (b) are sold or are involved in a "going private" transaction (unless the employee is offered a comparable position by the buyer of the business) or (c) terminate his employment without cause, the employee will continue to receive any unpaid quarterly incentive payments due based on what was previously earned in the prior calendar year and their annual base salary through April 30, 2001.

                              CERTAIN TRANSACTIONS

KARABU CORP.


     On June 14, 1995, TWA and Karabu Corp., an entity controlled by Carl C. Icahn, entered into the ticket program agreement, pursuant to which Karabu Corp. may purchase tickets for passenger travel on TWA at discounts from published fares through September 2003. By agreement dated August 14, 1995, Lowestfare.com LLC, our wholly-owned operating subsidiary, was joined as a party to the ticket program agreement. See "Business -- Travel Products and Services" and "Risk Factors -- We depend heavily upon our contract with TWA which terminates in September 2003."



     Pursuant to this agreement Lowestfare.com LLC paid Karabu Corp. who in turn paid TWA for tickets purchased. Karabu does not charge Lowestfare.com LLC any fees or receive a mark-up from the sale of TWA tickets by Lowestfare.com LLC. The amounts paid to Karabu were approximately $33.0 million in 1999, $148.4 million in 1998, $134.1 million in 1997 and $62.8 million in 1996. In addition, Karabu paid approximately $124,000 in start-up expenses during 1995 which was repaid in 1996.


GLOBAL TRAVEL MARKETING SERVICES, INC.


     On June 21, 1995, Lowestfare.com LLC entered into an independent marketing agreement with Global Travel Marketing Services, Inc., an entity controlled by Mr. Icahn. Global Travel Marketing solicits, markets and promotes the sale of TWA tickets to travel agents on behalf of Lowestfare.com. Lowestfare.com LLC pays Global Travel Marketing a marketing fee. Lowestfare.com LLC paid Global Travel Marketing $1.5 million in 1999, $6.3 million in 1998, $7.1 million in 1997 and $5.8 million in 1996. Periodically, Lowestfare.com LLC has made working capital advances to Global Travel Marketing. As of March 31, 1999, Global Travel Marketing owes Lowestfare.com LLC $204,000.


     Pursuant to the organizational restructuring, Global Travel Marketing will become a wholly-owned subsidiary of Lowestfare.com prior to the closing of this offering. See "Summary of Organizational Restructuring."

ACF INDUSTRIES, INCORPORATED


     ACF Industries, Incorporated, an entity controlled by Mr. Icahn, made expenditures on our behalf from our inception through 1998 for operating expenses including legal, medical, relocation, travel, utilities and miscellaneous expenses. These amounts were $388,000 in 1999, $2.7 million in 1998, $2.4 million in 1997 and $1.9 million in 1996 and have been repaid except for $71,000 as of March 31, 1999. Lowestfare.com LLC loaned approximately $8.0 million in May 1996 and $4.0 million in June 1996 to ACF for working capital purposes. This amount did not bear interest and was repaid during 1996.


ASTUTE DISCOUNT TRAVELERS' CLUB, LLC


     The Astute Discount Travelers' Club, LLC, an entity controlled by Mr. Icahn, markets airline tickets, cruises and tours to its members. Astute members receive an additional 5% discount off our prices charged for TWA tickets. Astute discontinued operations as of March 31, 1998. We will continue to honor the Astute membership discount until October 31, 1999.



     We provide reservation, ticketing, fulfillment and accounting services to Astute. Lowestfare.com LLC collected all revenues and paid all expenses on behalf of Astute. The net income or loss from their operations was recorded as an intercompany receivable or payable. As of March 31, 1999, Astute owed us $90,000.


AUTOMATED TRAVEL SYSTEMS, INC.


     On January 19, 1999, Global Partner, Inc., an entity controlled by Mr. Icahn, entered into an agreement with Automated Travel Systems, Inc., through which it acquired preferred stock and warrants issued by Automated Travel Systems. The preferred stock and warrants entitled Global Partner to acquire approximately 65% of the common stock of Automated Travel Systems. The preferred stock also entitles Global Partner to elect a majority of the members of the board of directors of Automated Travel Systems. As a result, 3 of our directors, Russell D. Glass, Gail Golden and Carl C. Icahn and one of our officers, Terry
L. O'Neal, serve as directors of Automated Travel Systems. On January 14, 1999, Lowestfare.com LLC loaned Global Partner approximately $4.3 million at the prime rate, as calculated from time to time, plus one-half of one percent per year to fund the transaction. This loan was repaid on March 10, 1999.



     On January 19, 1999, we entered into a license agreement with Automated Travel Systems pursuant to which we have the license to use a travel database system developed by Automated Travel Systems. The five year agreement may be terminated by either party for cause upon fourteen days' prior written notice. Automated Travel Systems may terminate the agreement for default in payment upon thirty days' prior written notice.


STRATOSPHERE GAMING CORP.


     In November 1998, we entered into a wholesale contract agreement with Stratosphere Gaming Corp., an entity controlled by Mr. Icahn, pursuant to which we offer discount vacation packages at the Stratosphere Hotel in Las Vegas. The contract expires on December 28, 1999 and may be terminated by either party upon thirty days' prior written notice.


ICAHN ASSOCIATES CORP.

     Icahn Associates Corp., an entity controlled by Mr. Icahn, maintains offices located at 767 Fifth Avenue, 47th Floor, New York, New York 10153. Global Travel Marketing subleases an aggregate of approximately 855 square feet of space from Icahn Associates with a monthly rent of $5,825. The term of the sublease is concurrent with the term of the Icahn Associates lease which expires in May 2004.


THEGLOBE.COM, INC.



     In September 1998, we entered into a three year agreement with theglobe.com, inc., an entity controlled by Michael S. Egan. Mr. Egan is a director of Lowestfare.com. See "Business--Marketing Relationships."


ORGANIZATIONAL RESTRUCTURING


     Prior to the closing of this offering, we will effect an organizational restructuring whereby Lowestfare.com LLC and Global Travel Marketing will become wholly-owned subsidiaries of Lowestfare.com, Inc. Set forth below is a summary of this restructuring:



     - Prior to the closing of this offering, all of the outstanding member interests in Lowestfare.com LLC and all of the outstanding common stock of Global Travel Marketing will be contributed by Vauxhall LLC, an entity wholly-owned by Mr. Icahn, to Lowestfare.com, Inc. in exchange for 28,599,900 shares of common stock of Lowestfare.com. As a result, Lowestfare.com LLC and Global Travel Marketing will become wholly-owned subsidiaries of Lowestfare.com, Inc. The aggregate value of the common stock to be issued to Vauxhall LLC will be $343,198,800, assuming an initial public offering price of $12.00 per share.



     The historical cost basis in the net assets of Lowestfare.com LLC and Global Travel Marketing will not change as a result of this restructuring and no goodwill or other intangible assets will be recorded. See "Summary of Organizational Restructuring."

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information known to us with respect to beneficial ownership of our common stock as of April 26, 1999, and as adjusted to reflect the sale of the shares of common stock offered by this prospectus, by:


     - each stockholder known by Lowestfare.com to be the beneficial owner of more than 5% of our common stock;

     - each director of Lowestfare.com;


     - each executive officer of Lowestfare.com; and



     - all directors and executive officers as a group.



                                                 SHARES BENEFICIALLY         SHARES BENEFICIALLY
                                                    OWNED PRIOR TO               OWNED AFTER
                                                     OFFERING(1)               OFFERING(1)(2)
                                                ----------------------      ---------------------
         NAME OF BENEFICIAL OWNER(1)              NUMBER       PERCENT        NUMBER      PERCENT
         ---------------------------              ------       -------        ------      -------
Carl C. Icahn(3)..............................  28,600,000      100.0%      28,600,000     79.2%
Vauxhall LLC(4)...............................  28,600,000      100.0%      28,600,000     79.2%
Gail Golden...................................          --          *               --        *
Russell D. Glass..............................          --          *               --        *
Kenneth G. Swanton(5).........................      82,152          *           82,152        *
Denise Barton(6)..............................       8,763          *            8,763        *
Terry L. O'Neal...............................          --          *               --        *
Vincent L. Martinelli.........................          --          *               --        *
Gregory A. Monton.............................          --          *               --        *
Douglas H. Lanner.............................          --          *               --        *
Steven S. Lay.................................          --          *               --        *
Michael S. Egan(7)............................      11,667          *           11,667        *
Michael Levy(8)...............................      11,667          *           11,667        *
Harold T. Shapiro(9)..........................       6,667          *            6,667        *
All directors and officers as a group (13
  persons)(10)................................  28,720,916      100.0%      28,720,916     79.3%


---------------

  * Less than one percent.



 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting stock or investment power with respect to securities. Shares of common stock options or warrants that are currently exercisable or exercisable within 60 days of April 26, 1999 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.



 (2) Assumes the underwriters' over-allotment option to purchase 1,125,000 shares of common stock is not exercised.



 (3) Includes 28,600,000 shares of common stock held by Vauxhall LLC, a Nevada limited liability company, which is indirectly wholly-owned by Mr. Icahn. The address for Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.



 (4) The address for Vauxhall LLC is 980 Kelly Johnson Drive, Las Vegas, NV
     89119.



 (5) Represents options held by Mr. Swanton to purchase 82,152 shares of common stock.



 (6) Represents options held by Ms. Barton to purchase 8,763 shares of common stock.



 (7) Represents options held by Mr. Egan to purchase 11,667 shares of common stock.



 (8) Represents options held by Mr. Levy to purchase 11,667 shares of common stock.



 (9) Represents options held by Mr. Shapiro to purchase 6,667 shares of common stock.



(10) Includes the shares described in footnotes (3) and (5) through (9).

                          DESCRIPTION OF CAPITAL STOCK


     We are authorized to issue 75,000,000 shares of common stock, par value $.01 per share and 5,000,000 shares of preferred stock, par value $.01 per share. As of March 31, 1999, there were 100 shares outstanding and held of record by one stockholder. There will be 36,100,000 shares outstanding upon consummation of this offering (37,225,000 shares if the over-allotment option is exercised in full). There are currently no shares of preferred stock outstanding.


COMMON STOCK

     The holders of outstanding shares of common stock are entitled to share ratably on a share-for-share basis with respect to any dividends when, as and if declared by the board of directors out of legally available funds. We currently intend to retain all future earnings, if any, for the development and growth of the business, and, therefore, do not anticipate paying any cash dividends on our common stock in the foreseeable future. See "Dividend Policy." Each holder of common stock is entitled to one vote for each share held of record. The common stock is not entitled to conversion or preemptive rights and is not subject to redemption. Upon liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in our net assets legally available for distribution to our stockholders. All outstanding shares of common stock are, and the shares of common stock offered hereby will upon issuance be, fully paid and non-assessable.

PREFERRED STOCK

     The board of directors has the authority, subject to any limitations stated in our Certificate of Incorporation, without further shareholder approval, to issue from time to time shares of preferred stock in one or more classes or series. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences and conversion rights. The shares of any class or series of preferred stock need not be identical. We have no present plans to issue any shares of preferred stock.

     The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common stock and could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

OPTIONS


     As of March 31, 1999, options to purchase a total of 2,208,263 shares of common stock were outstanding, all of which are subject to lock-up agreements entered into with the underwriters. Up to 3,500,000 shares of common stock have been reserved for issuance under the 1999 Stock Option Plan. See
"Management--1999 Stock Option Plan" and "--Summary of Compensation."


REGISTRATION RIGHTS


     Pursuant to the Registration Rights Agreement dated as of March 15, 1999 between Vauxhall LLC and Lowestfare.com, Vauxhall LLC has registration rights with respect to an aggregate of 28,600,000 shares of common stock. Under the Registration Rights Agreement, Vauxhall LLC may demand, on three occasions, that we file a registration statement under the Securities Act covering all or a portion of its registrable securities. In addition, Vauxhall LLC has "piggyback" registration rights. If we propose to register any of the common stock under the Securities Act of 1933, as amended for our own account (other than pursuant to this offering or in connection with the registration of securities issuable (a) under an employee benefits plan or (b) in a business combination), Vauxhall LLC may require us to include all or a portion of their registrable securities in such registration; provided, however, that the managing underwriter, if any, of any such offering has rights to limit the number of registrable securities proposed to be included in such registration. All registration expenses incurred in connection with the above registrations will be borne by our company.


INAPPLICABILITY OF SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW


     Section 203 of the Delaware General Corporation Law generally restricts a corporation from entering into business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) or its affiliates for a period of three years after the date of the transaction in which the person became an interested stockholder unless:



     - the transaction is approved by the board of directors of the corporation prior to such business combination;



     - the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it exceeds 15%; or



     - the business combination is approved by the board of directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder.


     Delaware law also provides that a corporation may elect not to be governed by Section 203. We have elected not to be governed by Section 203.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Delaware law authorizes a corporation's board of directors to grant indemnity to directors and officers under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933.


     Our Certificate of Incorporation limits the liability of our directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for:



     - any breach of the director's duty of loyalty to us or our stockholders;



     - acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;



     - liability under Section 174 of the Delaware corporation law, which relates to certain unlawful dividends, stock repurchases or stock redemptions; or



     - any transaction from which the director derived any improper personal benefit.



     The effect of this provision in the Certificate of Incorporation is to eliminate our rights and the rights of our stockholders, through stockholders' derivative suits on our behalf, to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in limited situations. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. These provisions will not alter the liability of directors under federal securities laws.


     Our Certificate of Incorporation and By-Laws provide that we shall indemnify each director and officer and such of our employees and agents as the board of directors shall determine from time to time to the fullest extent provided by Delaware law. The By-Laws also provide that any officer, director or employee whose written claim for indemnification is not paid by us within 90 days may sue us. Under the By-Laws it is a defense to any such suit that the officer, director or employee has not met the standards of conduct that make it permissible under Delaware law for our company to indemnify the officer, director or employee for the amount claimed. The burden of proving that the claim sought is not allowed under Delaware law shall be on our company.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.


     We have obtained directors and officers liability insurance.



TRANSFER AGENT AND REGISTRAR



     The transfer agent and registrar for the common stock will be American Stock Transfer & Trust Company, New York, New York.


LISTING


     We have applied for quotation of our common stock on the Nasdaq National Market under the trading symbol "FARE".

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. Future sales of substantial numbers of shares in the public market may adversely affect the then prevailing market prices of our common stock.


     All of the shares of common stock presently outstanding are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, as amended, and any sales thereof must be in compliance with such rule, pursuant to registration under the Securities Act of 1933 or pursuant to an exemption therefrom. Generally, under Rule 144, each person holding restricted securities for a period of two years may, every three months, sell in ordinary brokerage transactions or to market makers an amount of shares equal to no more than the greater of 1% of our then outstanding common stock or the average weekly trading volume for the four weeks prior to the proposed sale. This limitation on the amount of shares which may be sold under Rule 144 does not apply to restricted securities sold for the account of a person who is not or has not been an affiliate of Lowestfare.com during the three months prior to the sale and who has beneficially owned the restricted securities for at least three years.



     All officers and Carl C. Icahn, and all other stockholders and holders of options to purchase our common stock have agreed not to sell or otherwise transfer any shares of common stock or any of our other securities for a period of 730 days after the date of this prospectus without the prior written consent of BancBoston Robertson Stephens Inc.; provided, however, that Messrs. Levy, Egan and Shapiro have agreed not to sell or otherwise transfer any shares of our common stock or any other securities for a period of 180 days after the date of this prospectus without the prior written consent of BancBoston Robertson Stephens, Inc. In addition, BancBoston Robertson Stephens Inc. may, in their sole discretion, and at any time without notice, release all or any portion of the securities subject to lock-up agreements.



     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year (including the holding period of any prior owner except an Affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (a) one percent of the number of shares of common stock then outstanding (which will equal approximately 361,000 shares immediately after this offering) or (b) the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about our company. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted and subject to the lock-up agreements, "144(k) shares" may be sold immediately upon the completion of the offering. In general, under Rule 701 of the Securities Act of 1933 as currently in effect, any employee, consultant or advisor of Lowestfare.com who purchases shares from us pursuant to Rule 701 in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares, unless contractually restricted, 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with restrictions, including the holding period, contained in Rule 144.



     We are unable to estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for our common stock, will develop or be sustained after the offering. Any future sale of substantial amounts of common stock in the open market may adversely affect the market price of the common stock offered hereby.

                                  UNDERWRITING


     The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc. and Bear, Stearns & Co. Inc., have severally agreed with us, subject to the terms and conditions set forth in the underwriting agreement, to purchase from us the number of shares of common stock set forth below opposite their respective names. The underwriters are committed to purchase and pay for all shares if any are purchased.



                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
BancBoston Robertson Stephens Inc...........................
Bear, Stearns & Co. Inc.....................................
                                                              ---------
          Total.............................................  7,500,000
                                                              =========



     The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover pages of this prospectus and to certain dealers at that price less
a concession of not in excess of $     per share, of which $          may be
reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.



     The underwriters have advised us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.



     Over-Allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 1,125,000 additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option to purchase any of the additional 1,125,000 shares of common stock, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.



     The following table summarizes the compensation to be paid to the underwriters by Lowestfare.com:



                                                                               TOTAL
                                                                      ------------------------
                                                                       WITHOUT         WITH
                                                              PER       OVER-         OVER-
                                                             SHARE    ALLOTMENT     ALLOTMENT
                                                             -----    ----------    ----------
Underwriting Discounts and Commissions
  payable by Lowestfare.com................................  $        $             $



     Lowestfare.com estimates expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1,700,000.



     Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.



     Lock-Up Agreements. Each executive officer, stockholder and optionholder has agreed, during the period of 730 days, and Messrs. Egan, Levy and Shapiro have agreed, during the period of 180 days, after the effective date of this prospectus, subject to specified exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time without notice, release all or any portion of the securities subject to the lock-up agreements. There are no existing agreements between the representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.



     Future Sales. In addition, we have agreed that during the applicable lock-up periods we will not, without the prior written consent of BancBoston Robertson Stephens Inc.:



     - consent to the disposition of any shares held by stockholders prior to the expiration of the applicable lock-up period; or



     - issue, sell, contract to sell or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than (1) our sale of shares in this offering, (2) the issuance of common stock upon the exercise or conversion of outstanding options and (3) our issuance of options under the 1999 Stock Option Plan provided that these options do not vest prior to the expiration of the applicable lock-up period. See "Shares Eligible for Future Sale."


     Listing. We have filed an application to have the common stock approved for quotation on the Nasdaq National Market under the symbol "FARE."


     No Prior Public Market. Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the common stock offered by this prospectus will be determined through negotiations among the representatives and us. Among the factors to be considered in such negotiations are prevailing market conditions, certain of our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.



     Stabilization. The representatives have advised us that, pursuant to Regulation M under the Securities Act of 1933, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.



     Directed Share Program. At our request, the underwriters have reserved up to five percent (5%) of the common stock to be issued by us and offered for sale in this offering, at the initial public offering price, to directors, officers, employees, business associates and persons otherwise connected to Lowestfare.com. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this offering.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for Lowestfare.com by Gordon Altman Butowsky Weitzen Shalov & Wein, New York, New York. Certain legal matters relating to the offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, New York, New York.

                                    EXPERTS


     The combined financial statements of Lowestfare.com LLC (formerly known as Global Discount Travel Services LLC) and Global Travel Marketing Services, Inc. as of December 31, 1997 and 1998 and for each of the years in three year period ended December 31, 1998 and the financial statements of Lowestfare.com, Inc. as of and for the period ended December 31, 1998 have been included herein and in the Registration Statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein and in the Registration Statement, and upon the authority of said firm as experts in accounting and auditing.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION


     We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and in the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to Lowestfare.com and the common stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or other document filed as an exhibit to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the Registration Statement, reference is made to the copy so filed, each such statement being qualified in all respects by such reference. Copies of such materials may be examined without charge at, or obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Room 1024 Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. In addition, the Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and registration statements and other information regarding registrants, including Lowestfare.com, that file electronically with the Commission. For further information pertaining to Lowestfare.com and the common stock offered by this prospectus, reference is hereby made to the Registration Statement. Reports, proxy statements and other information concerning Lowestfare.com may also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                            ------------------------

     We intend to furnish our stockholders with annual reports containing financial statements audited by our independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
LOWESTFARE.COM, INC.
Report of Independent Auditors..............................   F-2
Balance Sheet as of December 31, 1998 and March 31, 1999....   F-3
Statement of Cash Flows for the period from August 15, 1998
  (inception) to December 31, 1998 and the three months
  ended March 31, 1999......................................   F-4
Notes to Financial Statements...............................   F-5
LOWESTFARE.COM, LLC (FORMERLY KNOWN AS GLOBAL DISCOUNT
  TRAVEL SERVICES LLC) AND GLOBAL TRAVEL MARKETING SERVICES,
  INC.
Report of Independent Auditors..............................  F-11
Combined Balance Sheets as of December 31, 1997 and 1998 and
  the three months ended March 31, 1999.....................  F-12
Combined Statements of Operations for the years ended
  December 31, 1996, 1997 and 1998 and the three months
  ended March 31, 1998 and 1999.............................  F-13
Combined Statements of Stockholder's/Member's Equity for the
  years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1999...............................  F-14
Combined Statements of Cash Flows for the years ended
  December 31, 1996, 1997 and 1998 and the three months
  ended March 31, 1998 and 1999.............................  F-15
Notes to Combined Financial Statements......................  F-16

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Lowestfare.com, Inc.:

     We have audited the accompanying financial statements of Lowestfare.com, Inc., as listed in the accompanying index. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lowestfare.com, Inc. as of December 31, 1998, and its cash flows for the period from August 15, 1998 (inception) through December 31, 1998, in conformity with generally accepted accounting principles.

                                          KPMG LLP

Las Vegas, Nevada

February 19, 1999, except for the first paragraph


  of Note 2, which is as of March 13, 1999

                              LOWESTFARE.COM, INC.

                                 BALANCE SHEET


                                                              DECEMBER 31,     MARCH 31,
                                                                  1998           1999
                                                              ------------    -----------
                                                                              (UNAUDITED)
ASSETS
Current assets -- cash......................................     $1,000         $1,000
                                                                 ======         ======
STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value. Authorized 5,000,000
  shares, no shares issued and outstanding..................     $   --         $   --
Common stock, $.01 par value. Authorized 75,000,000 shares,
  issued and outstanding 100 shares.........................          1              1
Additional paid-in capital..................................        999            999
                                                                 ------         ------
                                                                 $1,000         $1,000
                                                                 ======         ======


                See accompanying notes to financial statements.

                              LOWESTFARE.COM, INC.

                            STATEMENT OF CASH FLOWS


                                                                PERIOD FROM         THREE
                                                              AUGUST 15, 1998      MONTHS
                                                              (INCEPTION) TO        ENDED
                                                               DECEMBER 31,       MARCH 31,
                                                                   1998             1999
                                                              ---------------    -----------
                                                                                 (UNAUDITED)
Cash flows from investing activities -- proceeds from
  issuance of common stock..................................      $1,000             --
                                                                  ------              --
  Net increase in cash and cash at end of period............      $1,000             --
                                                                  ======              ==


                See accompanying notes to financial statements.

                              LOWESTFARE.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS
          PERIOD FROM AUGUST 15, 1998 (INCEPTION) TO DECEMBER 31, 1998

                   AND THE THREE MONTHS ENDED MARCH 31, 1999


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation


     On August 15, 1998, Lowestfare.com, Inc. (the "Company") was incorporated in Delaware for the purpose of holding investments in Lowestfare.com LLC (formerly Global Discount Travel Services LLC) ("Lowestfare.com") and Global Travel Marketing Services, Inc. ("Global Travel Marketing"). As of March 31, 1999, the Company had not commenced operations. Immediately prior to the closing of an initial public offering of its common stock, the Company will effect an organizational restructuring whereby Lowestfare.com and Global Travel Marketing will become wholly owned subsidiaries of the Company. All three entities are under common control and management (see note 4).


  Recently Issued Accounting Standards


     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position, and is effective for financial statements issued for fiscal years beginning after December 15, 1997. The Company had no operations through March 31, 1999.


     The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The provisions of SOP 98-1 are effective for fiscal years beginning after December 15, 1998 and require that certain direct costs associated with such development are capitalized and amortized and all remaining costs must be expensed when incurred. Management is currently evaluating the impact of SOP No. 98-1.


2.  COMMON STOCK


     On March 13, 1999, the board of directors authorized the filing of a registration statement for an initial public offering of the Company's common stock. In connection with the initial public offering, the board of directors intends to approve an amendment to the Company's Certificate of Incorporation increasing the number of shares of common stock authorized to 75,000,000, $.01 par value.


     In March 1999, the Company established the Lowestfare.com, Inc. 1999 Stock Option Plan (the Plan). The Company has reserved 3,500,000 shares of common stock for stock options to be granted under the Plan. Immediately prior to the closing of the initial public offering, the Company will issue 2,208,263 options to purchase the Company's common stock with an exercise price of $5.07 per share. The options will be issued to replace existing options issued to key employees of Lowestfare.com under similar terms and prices, pursuant to the organizational restructuring (see note 4). Accordingly, no compensation expense will be recorded as a result of the issuance of the options under the Plan. Compensation expense related to options to purchase 670,366 shares of common stock issued in February 1999 at a discount from the fair market value at the date of the grant (calculated pursuant to Accounting Principles Board Opinion No. 25) will be recorded in the financial statements of Lowestfare.com ratably over the three and four year vesting period of the options. Options to purchase 1,537,897 shares of common stock issued to key employees of Lowestfare.com in May 1998 and to a key employee of Global Travel Marketing in January 1998 had an exercise price which approximated the fair market value at the time of grant. Future

                              LOWESTFARE.COM, INC.

options to be issued under the Plan will be granted with exercise prices greater than or equal to the fair market value of the common stock on the date of grant.

3.  PREFERRED STOCK

     The Company has authorized 5,000,000 shares of preferred stock, $.01 par value. The board of directors has the authority to issue shares of preferred stock in one or more classes or series. Each share of preferred stock shall have certain rights and privileges as determined by the board of directors. As of December 31, 1998, no shares of preferred stock had been issued.

4.  PRO FORMA INFORMATION (UNAUDITED)


     Immediately prior to the closing of an initial public offering, the Company will effect an organizational restructuring whereby Lowestfare.com and Global Travel Marketing (predecessor companies) will become wholly owned subsidiaries of the Company. Immediately prior to the closing of this offering, all of the outstanding member interests in Lowestfare.com and 100% of the common stock of Global Travel Marketing will be contributed by Vauxhall LLC ("Vauxhall"), an entity wholly owned by Mr. Carl C. Icahn, to the Company in exchange for 28,599,900 shares of common stock. As a result, Lowestfare.com and Global Travel Marketing will become wholly owned subsidiaries of the Company.



     The transaction will be accounted for as a reorganization of entities under common control and ownership. Carl C. Icahn, or entities 100% owned by him, owns 100% of the outstanding common stock of Lowestfare.com, Inc. and Global Travel Marketing and has a 100% member's interest in Lowestfare.com. The predecessor historical cost basis in the net assets of Lowestfare.com and Global Travel Marketing will not change as a result of this restructuring and no goodwill or other intangible assets will be recorded.



     The following pro forma statements of operations for the year ended December 31, 1998 and the three months ended March 31, 1999 represent the results of operations as if the aforementioned organizational restructuring had occurred on the first day of each of the respective periods. Pro forma net income represents the results of operations adjusted to reflect a pro forma provision for income taxes on historical net income, which gives effect to the acquisition of Lowestfare.com and Global Travel Marketing by Lowestfare.com, Inc. The following pro forma balance sheets at December 31, 1998 and March 31, 1999 represent the financial position as if the restructuring had occurred on December 31, 1998 and March 31, 1999, respectively.



     Pro forma income per share has been computed pursuant to the provision of Statement of Financial Accounting Standards Statement No. 128, Earnings Per Share (SFAS No. 128). Under SFAS No. 128, the Company must present Basic and Diluted earnings per share on the face of the statement of operations. Basic earnings per share includes only the weighted average shares outstanding during each of the periods. Pro forma basic income per share reflects the issuance of shares for the acquisition of Lowestfare.com and Global Travel Marketing by the Company and are considered to be outstanding for all of 1998 and the three months ended March 31, 1999. Diluted income per share also includes the dilutive effect of all options to purchase the Company's common stock and the number of common shares issuable, at the estimated offering price, sufficient to cover the amount of distributions to members estimated

                              LOWESTFARE.COM, INC.

through the LLC termination date. The following is a reconciliation of the numerator and denominator for the basic and diluted income per share:



                                                       YEAR ENDED     THREE MONTHS ENDED
                                                      DECEMBER 31,        MARCH 31,
                                                          1998               1999
                                                      ------------    ------------------
Pro forma net income used in basic and diluted
  income per share..................................   $9,056,000         $2,546,000
                                                       ==========         ==========
Shares of common stock and common stock equivalents:
  Basic:
     Shares issued in the initial capitalization....          100                100
     Shares issued for acquisition of Lowestfare.com
       and Global Travel Marketing..................   28,599,900         28,599,900
                                                       ----------         ----------
                                                       28,600,000         28,600,000
  Diluted:
     Dilutive effect of stock options...............    1,274,922          1,274,922
     Effect of common stock issuable sufficient to
       cover distributions to members...............      691,667            691,667
                                                       ----------         ----------
                                                       30,566,589         30,566,589
                                                       ==========         ==========
Income per share:
  Basic.............................................        $0.32                  $0.09
                                                       ==========         ==========
  Diluted...........................................        $0.30                  $0.08
                                                       ==========         ==========



     Effective with the consummation of the initial public offering and the aforementioned organizational restructuring, Lowestfare.com and Global Travel Marketing will become wholly owned subsidiaries of Lowestfare.com, Inc., and accordingly, the Company will record net deferred tax assets of $4,200,000 related to the cumulative differences between the basis of certain assets and liabilities for financial reporting and income tax purposes. This amount will be recorded as income tax benefit in the period in which the organizational restructuring takes place.

                              LOWESTFARE.COM, INC.


                     PRO FORMA CONSOLIDATED BALANCE SHEETS


                                  (UNAUDITED)



                                           DECEMBER 31, 1998                                MARCH 31, 1999
                             ---------------------------------------------   ---------------------------------------------
                             HISTORICAL     PRO FORMA          PRO FORMA     HISTORICAL     PRO FORMA          PRO FORMA
                              COMBINED     ADJUSTMENTS        CONSOLIDATED    COMBINED     ADJUSTMENTS        CONSOLIDATED
                             -----------   -----------        ------------   -----------   -----------        ------------
ASSETS
Current assets:
  Cash and cash
    equivalents............  $11,427,000   $(8,299,000)(1)(3) $ 3,128,000    $ 8,031,000   $(1,299,000)(1)(3) $ 6,732,000
  Restricted cash..........   29,916,000           --          29,916,000     41,124,000           --          41,124,000
  Accounts receivable,
    net....................    1,746,000           --           1,746,000      3,919,000           --           3,919,000
  Prepaid expenses and
    other current assets...      901,000           --             901,000      1,853,000           --           1,853,000
                             -----------   -----------        -----------    -----------   -----------        -----------
    Total current assets...   43,990,000   (8,299,000)         35,691,000     54,927,000   (1,299,000)         53,628,000
Property and equipment,
  net......................    1,748,000           --           1,748,000      2,888,000           --           2,888,000
Deposits...................    2,011,000           --           2,011,000      2,011,000           --           2,011,000
Due from affiliates........       79,000           --              79,000         90,000           --              90,000
                             -----------   -----------        -----------    -----------   -----------        -----------
    Total assets...........  $47,828,000   $(8,299,000)       $39,529,000    $59,916,000   $(1,299,000)       $58,617,000
                             ===========   ===========        ===========    ===========   ===========        ===========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Amounts payable for
    tickets purchased......  $11,269,000           --         $11,269,000    $22,550,000           --         $22,550,000
  Due to affiliates........       92,000           --              92,000         71,000           --              71,000
  Accrued tax..............    8,211,000           --           8,211,000      9,384,000           --           9,384,000
  Accrued ticket
    reimbursement..........    4,322,000           --           4,322,000      4,800,000           --           4,800,000
  Accrued expenses.........    3,962,000           --           3,962,000      6,307,000           --           6,307,000
  Current portion of
    capital lease
    obligations............      108,000           --             108,000        108,000           --             108,000
                             -----------   -----------        -----------    -----------   -----------        -----------
    Total current
      liabilities..........   27,964,000           --          27,964,000     43,220,000           --          43,220,000
Long-term liabilities:
  Long-term portion of
    capital lease
    obligations............      162,000           --             162,000        137,000           --             137,000
                             -----------   -----------        -----------    -----------   -----------        -----------
    Total liabilities......   28,126,000           --          28,126,000     43,357,000           --          43,357,000
                             -----------   -----------        -----------    -----------   -----------        -----------
Stockholder's equity:
  Preferred stock, $0.01
    par value. Authorized
    5,000,000 shares, no
    shares issued and
    outstanding............           --                               --             --                               --
  Common stock, $0.01 par
    value. Authorized
    75,000,000 shares,
    28,600,000 shares
    issued and
    outstanding............        1,000      285,000(1)(2)       286,000          1,000      285,000(1)(2)        286,000
  Contributed capital......      100,000     (284,000)(1)(2)     (184,000)     3,539,000     (284,000)(1)(2)    3,255,000
                                                                             -----------                      -----------
  Deferred compensation....           --           --                  --     (3,439,000)          --          (3,439,000)
                                                                             -----------                      -----------
  Retained earnings........   19,601,000   (8,300,000)(3)      11,301,000     16,458,000   (1,300,000)(3)      15,158,000
                             -----------   -----------        -----------    -----------   -----------        -----------
    Total stockholder's
      equity...............   19,702,000   (8,299,000)         11,403,000     16,559,000   (1,299,000)         15,260,000
                             -----------   -----------        -----------    -----------   -----------        -----------
    Total liabilities and
      stockholder's
      equity...............  $47,828,000   $(8,299,000)       $39,529,000    $59,916,000   $(1,299,000)       $58,617,000
                             ===========   ===========        ===========    ===========   ===========        ===========



          See accompanying notes to consolidated financial statements.

                              LOWESTFARE.COM, INC.


                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)


                                                                              THREE MONTHS
                                                               YEAR ENDED        ENDED
                                                              DECEMBER 31,     MARCH 31,
                                                                  1998            1999
                                                              ------------    ------------
Revenues....................................................  $224,422,000    $66,400,000
Cost of revenues............................................   165,074,000     47,653,000
                                                              ------------    -----------
     Gross profit...........................................    59,348,000     18,747,000
                                                              ------------    -----------
Operating expenses:
  Commissions...............................................    17,997,000      4,481,000
  Salaries, wages and benefits..............................    11,774,000      2,969,000
  Selling, general and administrative.......................    18,062,000      7,892,000
                                                              ------------    -----------
     Total operating expenses...............................    47,833,000     15,342,000
                                                              ------------    -----------
     Operating income.......................................    11,515,000      3,405,000
                                                              ------------    -----------
Other income (expense):
  Interest income...........................................     2,633,000        607,000
  Interest expense..........................................      (427,000)      (155,000)
                                                              ------------    -----------
     Total other income (expense)...........................     2,206,000        452,000
                                                              ------------    -----------
     Income before income taxes.............................    13,721,000      3,857,000
Pro forma income taxes(4)...................................     4,665,000      1,311,000
                                                              ------------    -----------
     Pro forma net income...................................  $  9,056,000    $ 2,546,000
                                                              ============    ===========
Pro forma net income per share(4):
  Basic.....................................................         $0.32          $0.09
                                                              ============    ===========
  Diluted(5)................................................         $0.30           $0.08
                                                              ============    ===========
Weighted average shares of common stock outstanding(4):
  Basic.....................................................    28,600,000     28,600,000
                                                              ============    ===========
  Diluted(5)................................................    30,566,589     30,566,589
                                                              ============    ===========



          See accompanying notes to consolidated financial statements.

                              LOWESTFARE.COM, INC.



                    NOTES TO PRO FORMA FINANCIAL STATEMENTS



     (1) Includes the $1,000 of cash and capital stock of Lowestfare.com, Inc. as of December 31, 1998 and March 31, 1999. Lowestfare.com, Inc. had no other assets and liabilities as of these dates.



     (2) Reflects the conversion of equity accounts from the historical structure of Lowestfare.com (a Nevada limited liability company) and Global Travel Marketing Services, Inc. (a Nevada Corporation) on a combined basis, to Lowestfare.com, Inc. (a Delaware Corporation) on a consolidated basis. This transaction was accounted for as a reorganization of entities under common control. Accordingly, there is no net equity impact recorded in the accompanying pro forma financial information.



     (3) Reflects the adjustment for the earned and undistributed taxable LLC earnings of Lowestfare.com through the LLC termination date, which would be distributed as part of the LLC distribution. On March 10, 1999, Lowestfare.com distributed $7,000,000, and prior to the organizational restructuring, intends to distribute an additional $1,300,000 prior to the LLC termination.



     (4) Reflects the consolidated results of operations as if the organizational restructuring had occurred on the first day of each of the respective periods, and reflects the pro forma provision for income taxes on historical combined net income, using an estimated effective tax rate of 34%.



     (5) Reflects the inclusion of common stock issuable to sufficiently cover the LLC distribution of Lowestfare.com through the LLC termination date, at the proposed offering price.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors

Lowestfare.com LLC and

  Global Travel Marketing Services, Inc.:


     We have audited the accompanying combined financial statements of Lowestfare.com LLC (formerly Global Discount Travel Services LLC)
("Lowestfare.com") and Global Travel Marketing Services, Inc. as listed in the accompanying index. The combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the combined financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Lowestfare.com and Global Travel Marketing Services, Inc. as of December 31, 1997 and 1998, and the results of their combined operations and their combined cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                          KPMG LLP

Las Vegas, Nevada
February 19, 1999, except for the

  eleventh paragraph of Note 1,


  which is as of March 10, 1999

                               LOWESTFARE.COM LLC

                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

                            COMBINED BALANCE SHEETS


                                                             DECEMBER 31,
                                                      --------------------------     MARCH 31,
                                                         1997           1998           1999
                                                      -----------    -----------    -----------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.........................  $12,919,000    $11,427,000    $ 8,031,000
  Restricted cash...................................   24,445,000     29,916,000     41,124,000
  Accounts receivable, net..........................    2,249,000      1,746,000      3,919,000
  Prepaid expenses and other current assets.........      208,000        901,000      1,853,000
                                                      -----------    -----------    -----------
     Total current assets...........................   39,821,000     43,990,000     54,927,000
Property and equipment, net (note 2)................    1,972,000      1,748,000      2,888,000
Deposits............................................    2,210,000      2,011,000      2,011,000
Due from affiliates (note 4)........................    1,421,000         79,000         90,000
                                                      -----------    -----------    -----------
     Total assets...................................  $45,424,000    $47,828,000    $59,916,000
                                                      ===========    ===========    ===========

LIABILITIES AND STOCKHOLDERS'/MEMBERS' EQUITY
Current liabilities:
  Amounts payable for tickets purchased.............  $16,694,000    $11,269,000    $22,550,000
  Due to affiliates and related parties (note 4)....   11,718,000         92,000         71,000
  Accrued tax.......................................    3,786,000      8,211,000      9,384,000
  Accrued ticket reimbursement......................    2,402,000      4,322,000      4,800,000
  Accrued expenses..................................    4,474,000      3,962,000      6,307,000
  Current portion of capital lease obligations (note
     3).............................................       99,000        108,000        108,000
                                                      -----------    -----------    -----------
     Total current liabilities......................   39,173,000     27,964,000     43,220,000
Long-term liabilities:
  Long-term portion of capital lease obligations
     (notes 3 and 5)................................      270,000        162,000        137,000
                                                      -----------    -----------    -----------
     Total liabilities..............................   39,443,000     28,126,000     43,357,000
                                                      -----------    -----------    -----------
Commitments, contingencies and subsequent events
  (notes 5 and 8)
Stockholders'/members' equity:
  Common stock, $0.01 par value. Authorized, issued
     and outstanding 2,500 shares...................        1,000          1,000          1,000
  Contributed capital...............................      100,000        100,000      3,539,000
  Deferred compensation (note 7)....................           --             --     (3,439,000)
  Retained earnings.................................    5,880,000     19,601,000     16,458,000
                                                      -----------    -----------    -----------
     Total stockholders'/members' equity............    5,981,000     19,702,000     16,559,000
                                                      -----------    -----------    -----------
     Total liabilities and stockholders'/members'
       equity.......................................  $45,424,000    $47,828,000    $59,916,000
                                                      ===========    ===========    ===========


            See accompanying notes to combined financial statements.

                               LOWESTFARE.COM LLC

                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

                       COMBINED STATEMENTS OF OPERATIONS


                                 YEARS ENDED DECEMBER 31,              THREE MONTHS ENDED MARCH 31,
                       --------------------------------------------    ----------------------------
                           1996            1997            1998            1998            1999
                       ------------    ------------    ------------    ------------    ------------
                                                                               (UNAUDITED)
Revenues.............  $116,917,000    $200,711,000    $224,422,000    $64,651,000     $66,400,000
Cost of revenues.....    86,974,000     148,421,000     165,074,000     47,762,000      47,653,000
                       ------------    ------------    ------------    -----------     -----------
     Gross profit....    29,943,000      52,290,000      59,348,000     16,889,000      18,747,000
                       ------------    ------------    ------------    -----------     -----------
Operating expenses:
  Commissions........    11,658,000      20,022,000      17,997,000      5,585,000       4,481,000
  Salaries, wages and
     benefits........     9,146,000      10,605,000      11,774,000      2,950,000       2,969,000
  Selling, general
     and
    administrative...    11,371,000      17,134,000      18,062,000      3,758,000       7,892,000
                       ------------    ------------    ------------    -----------     -----------
     Total operating
       expenses......    32,175,000      47,761,000      47,833,000     12,293,000      15,342,000
                       ------------    ------------    ------------    -----------     -----------
     Operating income
       (loss)........    (2,232,000)      4,529,000      11,515,000      4,596,000       3,405,000
                       ------------    ------------    ------------    -----------     -----------
Other income
  (expense):
  Interest income....     1,186,000       3,602,000       2,633,000        610,000         607,000
  Interest expense...       (23,000)       (127,000)       (427,000)       (77,000)       (155,000)
                       ------------    ------------    ------------    -----------     -----------
     Total other
       income
       (expense).....     1,163,000       3,475,000       2,206,000        533,000         452,000
                       ------------    ------------    ------------    -----------     -----------
     Net income
       (loss)........   $(1,069,000)     $8,004,000     $13,721,000      $5,129,000      $3,857,000
                       ============    ============    ============    ===========     ===========


            See accompanying notes to combined financial statements.

                               LOWESTFARE.COM LLC

                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.


              COMBINED STATEMENTS OF STOCKHOLDERS'/MEMBERS' EQUITY



                                                                                            TOTAL
                                                                                        STOCKHOLDERS'/
                                    COMMON   CONTRIBUTED     DEFERRED      RETAINED        MEMBERS'
                                    STOCK      CAPITAL     COMPENSATION    EARNINGS         EQUITY
                                    ------   -----------   ------------   -----------   --------------
Balance at December 31, 1995......  $1,000   $  100,000             --    $(1,055,000)   $  (954,000)
  Net loss........................     --            --             --     (1,069,000)    (1,069,000)
                                    ------   ----------     ----------    -----------    -----------
Balance at December 31, 1996......  1,000       100,000             --     (2,124,000)    (2,023,000)
  Net income......................     --            --             --      8,004,000      8,004,000
                                    ------   ----------     ----------    -----------    -----------
Balance at December 31, 1997......  1,000       100,000             --      5,880,000      5,981,000
  Net income......................     --            --             --     13,721,000     13,721,000
                                    ------   ----------     ----------    -----------    -----------
Balance at December 31, 1998......  1,000       100,000             --     19,601,000     19,702,000
  Net income (unaudited)..........     --            --             --      3,857,000      3,857,000
  Distribution to member
     (Unaudited)..................     --            --             --     (7,000,000)    (7,000,000)
  Deferred compensation
     (Unaudited)..................     --     3,439,000     (3,439,000)            --             --
                                    ------   ----------     ----------    -----------    -----------
Balance at December 31, 1999
  (Unaudited).....................  $1,000   $3,539,000     (3,439,000)   $16,458,000    $16,559,000
                                    ======   ==========     ==========    ===========    ===========


            See accompanying notes to combined financial statements.

                               LOWESTFARE.COM LLC

                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

                       COMBINED STATEMENTS OF CASH FLOWS


                                                                                        THREE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,                     MARCH 31,
                                        -----------------------------------------   ---------------------------
                                           1996           1997           1998           1998           1999
                                        -----------   ------------   ------------   ------------   ------------
                                                                                            (UNAUDITED)
OPERATING ACTIVITIES:
Net income (loss).....................  $(1,069,000)  $  8,004,000   $ 13,721,000   $  5,131,000   $  3,857,000
Adjustments to reconcile net income
  (loss) to net cash provided by (used
  in) operating activities:
  Depreciation and amortization.......      277,000        555,000        562,000        144,000        197,000
  Changes in operating assets and
    liabilities:
    Restricted cash...................   (4,946,000)    (8,728,000)    (5,471,000)   (16,520,000)   (11,208,000)
    Accounts receivable...............   (2,056,000)       728,000        503,000     (1,527,000)    (2,173,000)
    Prepaid expenses and other current
      assets..........................     (124,000)       (29,000)      (693,000)    (1,290,000)      (952,000)
    Deposits..........................   (2,210,000)            --        199,000        (11,000)            --
    Due from affiliates...............     (437,000)      (984,000)     1,342,000      1,421,000        (11,000)
    Amount payable for tickets
      purchased.......................   11,931,000     (3,337,000)    (5,425,000)    12,382,000     11,281,000
    Due to affiliates.................    5,303,000      1,812,000    (11,626,000)    (7,768,000)       (21,000)
    Accounts payable..................     (244,000)            --             --             --             --
    Accrued tax.......................      800,000      2,986,000      4,425,000      1,170,000      1,173,000
    Accrued ticket reimbursement......      247,000      1,231,000      1,920,000         88,000        478,000
    Accrued expenses..................    2,868,000      1,604,000       (512,000)      (166,000)     2,345,000
                                        -----------   ------------   ------------   ------------   ------------
      Net cash provided by (used in)
         operating activities.........   10,340,000      3,842,000     (1,055,000)    (6,946,000)     4,966,000
                                        -----------   ------------   ------------   ------------   ------------
INVESTING ACTIVITIES:
Acquisition of property and
  equipment...........................   (1,198,000)      (933,000)      (338,000)       (75,000)    (1,337,000)
Proceeds from sale of equipment.......      223,000             --             --             --             --
Distribution to member................           --             --             --             --     (7,000,000)
                                        -----------   ------------   ------------   ------------   ------------
      Net cash used in investing
         activities...................     (975,000)      (933,000)      (338,000)       (75,000)    (8,337,000)
                                        -----------   ------------   ------------   ------------   ------------
FINANCING ACTIVITIES:
Payments on capital lease
  obligations.........................      (35,000)      (109,000)       (99,000)       (24,000)       (25,000)
Loan to affiliate.....................           --             --             --             --     (4,300,000)
Repayment from affiliate..............           --             --             --             --      4,300,000
                                        -----------   ------------   ------------   ------------   ------------
      Net cash used in financing
         activities...................      (35,000)      (109,000)       (99,000)       (24,000)       (25,000)
                                        -----------   ------------   ------------   ------------   ------------
      Net increase (decrease) in cash
         and cash equivalents.........    9,330,000      2,800,000     (1,492,000)    (7,045,000)    (3,396,000)
Cash and cash equivalents, beginning
  of year.............................      789,000     10,119,000     12,919,000     12,919,000     11,427,000
                                        -----------   ------------   ------------   ------------   ------------
Cash and cash equivalents, end of
  year................................  $10,119,000    $12,919,000    $11,427,000     $5,874,000     $8,031,000
                                        ===========   ============   ============   ============   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
Amount paid for interest..............      $17,000        $46,000        $26,000         $6,000         $5,000
                                        ===========   ============   ============   ============   ============
Property and equipment purchased with
  capital lease.......................     $514,000             --             --             --             --
                                        ===========   ============   ============   ============   ============
Deferred compensation.................           --             --             --             --     $3,439,000
                                        ===========   ============   ============   ============   ============


            See accompanying notes to combined financial statements.

                               LOWESTFARE.COM LLC

                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

               AND THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999



1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES


BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS


     The accompanying combined financial statements include the accounts of Lowestfare.com LLC (formerly Global Discount Travel Services LLC) ("Lowestfare.com") and Global Travel Marketing Services, Inc. ("Global Travel Marketing") (collectively the "Company"). Both entities are owned and controlled by common ownership. Lowestfare.com is a Nevada Limited Liability Company and provides discount travel products and services to the leisure and small business traveler. The travel product offerings are available through the Company's (1) toll-free telephone reservation and customer service center, (2) affiliations with travel agencies which are authorized to promote the sale of discount airline tickets on Trans World Airlines, Inc. (TWA) and (3) Web site (www.Lowestfare.com). Global Travel Marketing, a Nevada Corporation organized as a C Corporation, provides marketing and advertising services on behalf of Lowestfare.com. On June 14, 1995, the TWA and Karabu Corp. ("Karabu") entered into an agreement whereby Karabu may purchase tickets for passenger travel on TWA at discounts from published fares through September 2003. By agreement dated August 14, 1995, Lowestfare.com was joined as a party to this ticket program agreement as if an original signatory.



     In August 1998, a new company, Lowestfare.com, Inc., a Delaware Corp., was formed and to date has had no operations. Lowestfare.com, Inc. is owned and controlled by the same group as the Company. Immediately prior to the closing of an initial public offering of Lowestfare.com, Inc.'s common stock, the Company will effect an organizational restructuring whereby Lowestfare.com and Global Travel Marketing will become wholly owned subsidiaries of Lowestfare.com, Inc. Accordingly, the combined financial statements of Lowestfare.com and Global Travel Marketing for the years presented herein are predecessor operations to the comparable entity which will exist on a post-offering basis.



INTERIM FINANCIAL STATEMENTS



     The interim combined financial statements as of March 31, 1999 and the three months ended March 31, 1998 and 1999 are unaudited. This information reflects all adjustments, consisting of normal recurring adjustments, that in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company for the periods indicated. results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results of operations for the full year. This information should be read in conjunction with the audited financial statements as of December 31, 1997 and 1998 and for each of the years in the three-year period ending December 31, 1998.


CASH EQUIVALENTS

     Cash equivalents include highly liquid investments purchased with an original maturity date of three months or less.

RESTRICTED CASH

     Restricted cash consists of amounts held by the Company's merchant bank as security for the collection of credit card payments from the customer for which we are the merchant of record. Approximately 50 percent of the funds is released on the day of customer travel, and the remaining amount is released upon completion of the itinerary.

                               LOWESTFARE.COM LLC

                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

PROPERTY AND EQUIPMENT


     Property and equipment are recorded at cost and depreciated over their estimated useful lives of five years. Expenditures for maintenance and repairs are expensed when incurred. Property and equipment held under capital leases are stated at the present value of minimum lease payments. Amortization of property and equipment held under capital leases and leasehold improvements is computed on a straight-line basis over the shorter of the lease terms or estimated useful lives of the assets.


REVENUE RECOGNITION


     Revenues from sales of airline tickets, as well as related cost of sales, including the associated taxes and other travel products and services for which the Company is the credit card merchant of record, are recorded at the aggregate retail value upon booking. Revenues earned from sales of travel products and services, in which the travel provider is the credit card merchant of record, are recognized upon receipt and are recorded at the commission amount.


USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting periods to prepare these combined financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain prior year balances have been reclassified to conform to the current year presentation.

INCOME TAXES


     Lowestfare.com is taxed as a limited liability company under the Internal Revenue Code provisions. According to these provisions, Lowestfare.com does not pay income tax on its income. Instead, the member of Lowestfare.com is liable for income tax on the taxable income as it affects the member's income tax returns. Accordingly, a provision for historical income taxes has not been included in the accompanying combined financial statements. Global Travel Marketing is a Nevada C Corporation. Global Travel Marketing is a wholly owned subsidiary of Icahn Associates Corp., a related party, and receives an income tax allocation for its share of consolidated income tax expense. The income tax expense of Global Travel Marketing is not material to the combined financial statements. Deferred tax assets for Global Travel Marketing are immaterial to the combined financial statements.



     No adjustment has been made to give effect to the Lowestfare.com's earned and undistributed taxable LLC earnings through the LLC termination date, which would be distributed as part of the LLC distribution. On March 10, 1999, Lowestfare.com distributed approximately $7,000,000 and, prior to the organizational restructuring, intends to distribute approximately $1,300,000 to the member for payment of his income tax liability for the year ended December 31, 1998 and for the three months ended March 31, 1999, respectively.



START-UP COSTS


     Start-up costs are expensed as incurred.

                               LOWESTFARE.COM LLC

                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


MARKETING EXPENSES



     The Company expenses advertising as incurred. Marketing expense aggregated $2,323,000, $4,149,000 and $3,514,000 for the years ended December 31, 1996,
1997 and 1998 and $626,000 and $4,870,000 for the three months ended March 31, 1998 and 1999, respectively.


STOCK COMPENSATION

     The Company has adopted Statement of Financial Accounting Standards Statement No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), and has elected to measure compensation cost under Accounting Principles Board Opinion No. 25 and comply with the pro forma disclosure requirements of SFAS No. 123.


RECENTLY ISSUED ACCOUNTING STANDARDS


     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position, and is effective for financial statements issued for fiscal years beginning after December 15, 1997. Comprehensive income of the Company approximates net income; accordingly, SFAS No. 130 did not have a material impact on the combined financial statements.

     The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The provisions of SOP 98-1 are effective for fiscal years beginning after December 15, 1998 and require that certain direct costs associated with such development are capitalized and amortized and all remaining costs must be expensed when incurred. Management is currently evaluating the impact of SOP No. 98-1.

LONG-LIVED ASSETS

     The Company accounts for long-lived assets at amortized cost. As part of an ongoing review of the valuation and amortization of long-lived assets, management assesses the carrying value of such assets if facts and circumstances suggest that such assets may be impaired. If this review indicates that the assets will not be recoverable, as determined by a nondiscounted cash flow analysis over the remaining amortization period, the carrying value of the assets would be reduced to its estimated fair market value, based on discounted cash flows.

                               LOWESTFARE.COM LLC

                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


2.  PROPERTY AND EQUIPMENT


     Property and equipment consist of the following:


                                                       DECEMBER 31,
                                                 ------------------------     MARCH 31,
                                                    1997          1998          1999
                                                 ----------    ----------    -----------
                                                                             (UNAUDITED)
Computer hardware and software.................  $  755,000    $  963,000    $2,260,000
Furniture and office equipment.................   1,067,000     1,137,000     1,176,000
Leasehold improvements.........................     872,000       938,000       938,000
                                                 ----------    ----------    ----------
                                                  2,694,000     3,038,000     4,374,000
Less accumulated depreciation and
  amortization.................................     722,000     1,290,000     1,486,000
                                                 ----------    ----------    ----------
                                                 $1,972,000    $1,748,000    $2,888,000
                                                 ==========    ==========    ==========



3.  CAPITAL AND OPERATING LEASES


     The Company is obligated under capital leases for certain equipment expiring in 2001. The gross amount of office equipment and related amortization recorded under capital leases is as follows:


                                                      DECEMBER 31,
                                                  --------------------     MARCH 31,
                                                    1997        1998          1999
                                                  --------    --------    ------------
                                                                          (UNAUDITED)
Office equipment................................  $593,000    $593,000      $593,000
Less accumulated depreciation...................   168,000     270,000       316,000
                                                  --------    --------      --------
                                                  $425,000    $323,000      $277,000
                                                  ========    ========      ========


     Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 1998 are as follows:

                                                              CAPITAL     OPERATING
                                                               LEASES       LEASES
                                                              --------    ----------
Years ending December 31:
  1999......................................................  $125,000    $  553,000
  2000......................................................   125,000       420,000
  2001......................................................    73,000        22,000
  2002......................................................        --        22,000
                                                              --------    ----------
     Net minimum lease payments.............................   323,000    $1,017,000
                                                                          ==========
Less amounts representing interest..........................    53,000
                                                              --------
     Present value of net minimum capital lease payments....   270,000
Less current portion of obligations under capital leases....   108,000
                                                              --------
     Obligations under capital leases excluding current
       portion..............................................  $162,000
                                                              ========


     The Company leases its office facilities under an operating lease, which expires in September 2000. Rent expense for the years ended December 31, 1996, 1997 and 1998 and the three months ended

                               LOWESTFARE.COM LLC

                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


March 31, 1998 and 1999 was $333,000, $413,000, $475,000, $118,000 and $192,000,
respectively. The carrying amount of capital leases approximates fair value at March 31, 1999.



4.  RELATED PARTY TRANSACTIONS



     Global Travel Marketing has contracted with Lowestfare.com to solicit sales of Lowestfare.com tickets through travel agencies and coordinate
Lowestfare.com's advertising and marketing programs. Fees paid to Global Travel Marketing are based on the actual costs incurred plus a 1% fee. All amounts were eliminated in combination.



     Karabu held a note receivable from TWA which was repaid in October 1997 through the application of payments due under the Ticket Program Agreement. On June 14, 1995, TWA and Karabu entered into an agreement whereby Karabu may purchase tickets for passenger travel on TWA at discounts from published fares through September 2003. By agreement dated August 14, 1995, Lowestfare.com was joined as a party to this ticket program agreement as if an original signatory. Karabu and Lowestfare.com share common ownership. As of December 31, 1997 and 1998 and March 31, 1999, due to affiliates and related parties include amounts payable to Karabu in the amounts of $9,000,000, $-0-, and $-0-, respectively.



     Astute Discount Travelers' Club, LLC ("Astute") purchases airline tickets from Lowestfare.com at a discounted cost and sells them to Travel Club members. Astute and Lowestfare.com share common ownership. As of December 31, 1997 and 1998 and March 31, 1999, Lowestfare.com has included $2,470,000, $-0- and $-0-, respectively, in amounts due to affiliates and related parties for the purchase of these tickets. As of December 31, 1997 and 1998 and March 31, 1999, Astute owed Lowestfare.com $1,421,000, $79,000 and $90,000, respectively, for repayment of operating expenses. As of March 31, 1998, Astute has been discontinued.



     ACF Industries, a shareholder of a majority owner of Vauxhall LLC, the majority owner of Lowestfare.com, processes payments on behalf of Lowestfare.com for insurance coverage and legal services rendered by external third party legal counsel. As of December 31, 1997 and 1998 and March 31, 1998, Lowestfare.com included in amounts due to affiliates and related parties $248,000, $92,000 and $71,000, respectively, which represents amounts due to ACF Industries for the reimbursement of legal expenses paid on behalf of the Company. As of December 31, 1997, the Company had repaid in full all amounts loaned since inception through December 31, 1997.



     On January 19, 1999, Lowestfare.com made a loan to Global Partner, Inc., an entity controlled by Carl C. Icahn and a member of Lowestfare.com, for $4,300,000 at the prime rate, plus one-half percent per year. This loan was repaid on March 10, 1999.



5.  COMMITMENTS AND CONTINGENCIES


LITIGATION


     On March 20, 1996, TWA filed a petition (the "Petition") in the Circuit Court for St. Louis County, Missouri, commencing a lawsuit against Carl C. Icahn, Karabu, Lowestfare.com and certain other entities affiliated with Icahn (collectively, the "Icahn Entities"). The Petition alleged that the Icahn entities are violating a ticket program agreement and otherwise tortiously interfering with the TWA's business expectancy and contractual relationships, by, among other things, marketing and selling tickets ("System Tickets") purchased under the ticket program agreement to leisure travelers. System Tickets are tickets for all applicable classes of tickets which are purchased by Lowestfare.com from TWA at a 45% discount from TWA's published fare. The Petition sought a declaratory judgment finding that the Icahn Entities have violated the ticket program agreement, and also sought approximately $300 million in liquidated, compensatory and punitive damages, in addition to TWA's costs and attorney's fees. The Icahn Entities

                               LOWESTFARE.COM LLC

                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


responded with counterclaims alleging that TWA had damaged Lowestfare.com by interfering with its sales of System Tickets.



     In December of 1997, a non-jury trial commenced. The trial was completed in January 1998. On May 7, 1998, the Court denied the Petition and dismissed the Icahn Entities' counterclaims. No damage was assessed in respect of either TWA's or the Icahn Entities' petitions. The Court found that the ticket program agreement was clear on its face and that Lowestfare.com's sales of system tickets to leisure travelers did not breach the ticket program agreement. The Court found that, in any event, neither TWA nor Lowestfare.com had proven any damages.



     The Icahn Entities moved to amend or modify the Court's ruling to include a declaratory judgment that the Icahn Entities are permitted to sell tickets to any person for any purpose, which could include use by the purchaser's family members or friends. TWA opposed this motion and requested that the Court clarify the ruling to limit its scope, specifically that the leisure traveler purchasing a ticket must use the ticket and may not purchase a ticket for any other person, including friends or family members. The court denied both motions on June 25, 1998. TWA has appealed the denial of its motion for clarification and the Court's original ruling.



     TWA filed its appeal brief on February 26, 1999, which contains its arguments for overturning the court's ruling. The Company plans to vigorously defend against TWA's arguments on appeal, but there can be no assurance that Lowestfare.com will succeed on all or part of TWA's appeal. If TWA succeeds on appeal and all or part of the lower court's decision in Lowestfare.com's favor is reversed or modified, Lowestfare.com may lose its right to purchase certain types of tickets under the ticket program agreement and may be required to pay damages to TWA, which could be substantial. If Lowestfare.com loses its right to purchase tickets under the ticket program agreement, such a result would materially and adversely affect its business, results of operations and financial condition.


     The Company is also involved in other legal and administrative proceedings and claims of various types. While any litigation contains an element of uncertainty, management believes that the outcome of each proceeding or claim which is pending or known to be threatened (including the action described above), or all of them combined, will not have a material adverse effect on the Company's financial position or results of operations.


MARKETING CONTRACTS



     The Company has entered into several marketing contracts on various Internet web sites, which contracts run through September 2001. The agreements provide for monthly or quarterly payments, and are summarized as follows:



YEARS ENDING DECEMBER 31:
  1999......................................................  $11,035,000
  2000......................................................    6,672,000
  2001......................................................    4,988,000
                                                              -----------
                                                              $22,695,000
                                                              ===========

                               LOWESTFARE.COM LLC

                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


6.  SEGMENT DATA


     The Company has adopted Financial Accounting Standards Board Statement No. 131, Disclosures About Segments of an Enterprise and Related Information (SFAS No. 131). SFAS No. 131 establishes standards for the way public business enterprises are to report selected information about operating segments. The determination of an entity's operating segments is based upon a management approach, which is based on the way management organizes the segments within the enterprise for making operating decisions and assessing performance.


     The Company operates in three distinct operating segments, organized by distribution channel, (1) sales through its Web site (www.Lowestfare.com) (Internet), (2) direct sales through its toll-free telephone reservation and customer service center (Call-in) and (3) sales through its affiliations with more than 800 travel agencies (Agency). All of the Company's segments offer discount travel products and services for the leisure and small business traveler.


     Summary information about the Company's segments is as follows:


                                                    YEAR ENDED DECEMBER 31, 1996
                                             ------------------------------------------
                                              INTERNET        CALL-IN         AGENCY
                                             -----------    -----------    ------------
Revenues...................................      $12,000    $26,778,000     $90,127,000
Cost of revenues...........................        9,000     19,924,000      67,041,000
                                             -----------    -----------    ------------
  Gross profit.............................        3,000      6,854,000      23,086,000
Operating expenses.........................        2,000      6,996,000      25,177,000
                                             -----------    -----------    ------------
  Operating income (loss)..................       $1,000      $(142,000)    $(2,091,000)
                                             ===========    ===========    ============



                                                    YEAR ENDED DECEMBER 31, 1997
                                             ------------------------------------------
                                              INTERNET        CALL-IN         AGENCY
                                             -----------    -----------    ------------
Revenues...................................   $1,669,000    $46,802,000    $152,240,000
Cost of revenues...........................    1,196,000     33,716,000     113,509,000
                                             -----------    -----------    ------------
  Gross profit.............................      473,000     13,086,000      38,731,000
Operating expenses.........................      202,000     13,196,000      34,363,000
                                             -----------    -----------    ------------
  Operating income (loss)..................     $271,000      $(110,000)     $4,368,000
                                             ===========    ===========    ============



                                                    YEAR ENDED DECEMBER 31, 1998
                                             ------------------------------------------
                                              INTERNET        CALL-IN         AGENCY
                                             -----------    -----------    ------------
Revenues...................................   $8,585,000    $63,997,000    $151,840,000
Cost of revenues...........................    6,340,000     46,766,000     111,968,000
                                             -----------    -----------    ------------
  Gross profit.............................    2,245,000     17,231,000      39,872,000
Operating expenses.........................    4,554,000     14,861,000      28,418,000
                                             -----------    -----------    ------------
  Operating income (loss)..................  $(2,309,000)    $2,370,000     $11,454,000
                                             ===========    ===========    ============

                               LOWESTFARE.COM LLC

                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


                                                  THREE MONTHS ENDED MARCH 31, 1998
                                               ----------------------------------------
                                                             (UNAUDITED)
                                                INTERNET       CALL-IN        AGENCY
                                               ----------    -----------    -----------
Revenues.....................................  $1,281,000    $14,949,000    $48,421,000
Cost of revenues.............................     934,000     10,826,000     36,002,000
                                               ----------    -----------    -----------
  Gross profit...............................     347,000      4,123,000     12,419,000
Operating expenses...........................     263,000      3,352,000      8,678,000
                                               ----------    -----------    -----------
  Operating income...........................     $84,000        $771,00     $3,741,000
                                               ==========    ===========    ===========



                                                  THREE MONTHS ENDED MARCH 31, 1999
                                              -----------------------------------------
                                                             (UNAUDITED)
                                               INTERNET        CALL-IN        AGENCY
                                              -----------    -----------    -----------
Revenues....................................   $8,260,000    $19,134,000    $39,006,000
Cost of revenues............................    5,979,000     13,446,000     28,228,000
                                              -----------    -----------    -----------
  Gross profit..............................    2,281,000      5,688,000     10,778,000
Operating expenses..........................    4,605,000      3,773,000      6,964,000
                                              -----------    -----------    -----------
  Operating income (loss)...................  $(2,324,000)    $1,915,000     $3,814,000
                                              ===========    ===========    ===========



     The Company has made certain allocations of centrally incurred indirect expenses based upon management's estimates of the time spent on activities performed in each segment. Direct expenses were recorded in each segment whenever possible. Management does not review any balance sheet data at the operating segment level; therefore, no such segment data has been provided. There are no significant transactions between the Company's segments and no significant reconciling items are required for agreeing the operating segment data to the combined financial statement data. In addition, depreciation and amortization of property and equipment is immaterial to the Company's combined financial statements, and accordingly, segment data related to such has not been presented. Management does not allocate, and accordingly does not review, costs and expenses below operating income (loss); therefore, nonoperating items such as interest are not presented.


     All of the Company's revenues are derived in the United States. All of the Company's assets are domiciled in the United States.


7.  STOCK OPTIONS


     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No.
123), in October 1995. SFAS No. 123 defines a fair value method of accounting for an employee stock option or similar instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it allows an entity to continue to measure the compensation cost for these plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB NO. 25). Entities electing to remain with the accounting in APB No. 25 must make pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied.


     In May 1998, Lowestfare.com issued 1,537,897 options to purchase its common stock to certain key employees and to a key employee of Global Travel Marketing in January 1998. The Company accounted for these options pursuant to APB No. 25. The exercise price of the options granted approximated the fair market value of the stock on the date of grant; therefore, no compensation expense pursuant to APB No. 25 was recorded during 1998. Had the Company's compensation cost for its stock options been

                               LOWESTFARE.COM LLC

                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


determined pursuant to SFAS No. 123, the Company's net income for the year ended December 31, 1998 would have been reduced to $9,299,000.



     The fair value of the option grants are estimated under SFAS No. 123 on the date of grant using the Black-Scholes option-pricing model with the weighted-average assumptions used for all stock options granted during 1998 as follows: dividend yield 0%, expected volatility 20%, risk-free interest rate of 6.5% and expected life of three years.



     As of December 31, 1998, 1,537,897 options to purchase common stock are outstanding at an exercise price of $5.07 per share. The options vest over three and four year periods. No options were exercisable at December 31, 1998. In February 1999, Lowestfare.com granted 670,366 options to purchase its common stock at an exercise price of $5.07 per share. Pursuant to APB No. 25, the Company will record compensation expense, aggregating $3,439,000, ratably over the three and four year vesting periods of the options. None of the options vested during the three months ended March 31, 1999. Accordingly, no compensation expense was recorded during the three months ended March 31, 1999. The amount of future compensation expense to be recognized has been recorded as deferred compensation in the stockholders'/members' equity section in the accompanying balance sheet at March 31, 1999. Immediately prior to the closing of an initial public offering of Lowestfare.com, Inc., the Company will effect an organizational restructuring whereby Lowestfare.com and Global Travel Marketing will become wholly owned subsidiaries of Lowestfare.com, Inc. As a result, all outstanding stock options granted to date will be canceled and exchanged for options to purchase common stock of Lowestfare.com, Inc. under similar terms and exercise prices.



8.  SUBSEQUENT EVENTS



     Immediately prior to the closing of the initial public offering, the Company will effect an organizational restructuring whereby Lowestfare.com and Global Travel Marketing will become wholly owned subsidiaries of Lowestfare.com, Inc. Immediately prior to the closing of the initial public offering, all of the outstanding member interests in Lowestfare.com and 100% of the common stock of Global Travel Marketing will be contributed by Vauxhall LLC ("Vauxhall"), an entity wholly owned by Mr. Carl C. Icahn, to Lowestfare.com, Inc. in exchange for 28,599,900 shares of common stock.



     The transaction will be accounted for as a reorganization of entities under common control and ownership. Carl C. Icahn, or entities 100% owned by him, owns 100% of the outstanding common stock of Global Travel Marketing and Lowestfare.com, Inc. and has a 100% member's interest in Lowestfare.com. The basis in the assets of Lowestfare.com and Global Travel Marketing will not change as a result of this restructuring and no goodwill or other intangible assets will be recorded. Accordingly, the historical cost of the assets on a combined basis for Lowestfare.com and Global Travel Marketing prior to the restructuring will be the same as that for Lowestfare.com, Inc. on a consolidated basis.

                            [INSIDE BACK-COVER PAGE]


Selected Marketing Relationships & Travel Providers



[Yahoo! logo]* [Hertz logo] [theglobe.com logo]



[China Southern Airlines logo] [Carnival logo] [Royal Caribbean International logo]



[Stratosphere logo] [tripod logo]



[swissair logo]



[LookSmart logo] [Arthur Frommer's Budget Travel Online logo]



[America West Airlines logo] [Luxor logo]



[Dollar Rent A Car logo] [miningco.com logo]



[Lowestfare.com logo]



* Reproduced with permission of Yahoo! Inc. (C)1999 by Yahoo! Inc. Yahoo! and the Yahoo! logo are trademarks of Yahoo! Inc.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Estimated expenses (other than underwriting discounts and commissions) payable in connection with the sale of Lowestfare.com's common stock offered hereby are as follows:


SEC Registration Fee........................................     $38,364
NASD Filing Fee.............................................      14,300
Nasdaq National Marketing Listing Fee.......................      95,000
Blue Sky Qualification Fees and Expenses....................      10,000
Printing and Engraving......................................     200,000
Legal Fees and Expenses.....................................     700,000
Accounting Fees and Expenses................................     200,000
Directors' and Officers' liability insurance................     325,000
Transfer Agent's Fees and Expenses..........................      10,000
Miscellaneous...............................................     107,336
                                                              ----------
               Total........................................  $1,700,000
                                                              ==========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 102(b)(7) of the Delaware General Corporation Law permits a provision in the Certificate of Incorporation of each corporation organized thereunder, such as Lowestfare.com, eliminating or limiting, with certain exceptions, the personal liability of a director of the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Our Certificate of Incorporation eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to Lowestfare.com or its stockholders; (b) for acts of omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (c) under section 174 of the Delaware law (regarding payments of dividends, stock purchases or redemptions which are unlawful); or (d) for any transaction from which the director derived an improper personal benefit.



     Section 145 of the Delaware law contains detailed provisions on indemnification of directors and officers against expenses, judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with legal proceedings. Lowestfare.com's Certificate of Incorporation requires Lowestfare.com to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware law. As permitted by the Delaware law, Lowestfare.com's By-Laws provide that (a) Lowestfare.com is permitted to indemnify its other employees and agents to the extent that it indemnifies its officers and directors, unless otherwise required by law, its Certificate of Incorporation, its By-Laws or agreements; and (b) Lowestfare.com is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware law, subject to certain very limited exceptions. The By-Laws also provide that any officer, director or employee whose written claim for indemnification is not paid by us within 90 days may sue us. Under the By-Laws it is a defense to any such suit that the officer, director or employee has not met the standards of conduct that make it permissible under Delaware law for our company to indemnify the officer, director or employee for the amount claimed. The burden of proving that the claim sought is not allowed under Delaware law shall be on our company.


     Under Lowestfare.com's By-Laws, Lowestfare.com is authorized to, and has purchased, insurance covering Lowestfare.com's directors and officers against liability asserted against them in their capacity as such. Reference is made to the Underwriting Agreement contained in Exhibit 1.1 hereto, the underwriters are obligated, under certain circumstances, to indemnify officers and directors of Lowestfare.com against certain liabilities, including liabilities under the Securities Act of 1933, as amended.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.


     The following sets forth all securities of Lowestfare.com, Inc. sold by Lowestfare.com, Inc. within the past three years which were not registered under the Securities Act:


     Common Stock. Immediately prior to the closing of the offering:


     All of the outstanding member interests in Lowestfare.com LLC (formerly known as Global Discount Travel Services LLC) and all of the outstanding common stock of Global Travel Marketing will be contributed by Vauxhall LLC, an entity wholly-owned by Mr. Icahn, to Lowestfare.com, Inc. in exchange for 28,599,900 shares of common stock of Lowestfare.com, Inc. The aggregate value of the common stock to be issued to Vauxhall LLC will be $343,198,800, assuming an initial offering price of $12.00 per share.



     Options. The Registrant from time to time has granted stock options to employees. The following sets forth certain information regarding such grants during the past fiscal year:



     In January 1998, Vincent L. Martinelli was granted an option to purchase a 0.2% interest in Lowestfare.com LLC for an aggregate exercise price of $400,000. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 78,867 shares of common stock at an exercise price of $5.07.



     In May 1998, Terry O'Neal was granted an option to purchase a 0.4% interest in Lowestfare.com LLC for an aggregate exercise price of $800,000. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 157,733 shares of common stock at an exercise price of $5.07.



     In May 1998, Gregory Monton was granted an option to purchase a 0.4% interest in Lowestfare.com LLC for an aggregate exercise price of $800,000. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 157,733 shares of common stock at an exercise price of $5.07.



     In May 1998, Douglas Lanner was granted an option to purchase a 0.1% interest in Lowestfare.com LLC for an aggregate exercise price of $200,000. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 39,433 shares of common stock at an exercise price of $5.07.



     In May 1998, Steven S. Lay was granted an option to purchase a 0.4% interest in Lowestfare.com LLC for an aggregate exercise price of $800,000. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 157,733 shares of common stock at an exercise price of $5.07.



     In May 1998, Gail Golden was granted an option to purchase a 2.0% interest in Lowestfare.com LLC for an aggregate exercise price of $4,000,000. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 788,665 shares of common stock at an exercise price of $5.07.



     In May 1998, Russell Glass was granted an option to purchase a 0.4% interest in Lowestfare.com LLC for an aggregate exercise price of $800,000. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 157,733 shares of common stock at an exercise price of $5.07.



     In January 1999, Kenneth G. Swanton was granted an option to purchase a 1.5% interest in Lowestfare.com LLC for an aggregate exercise price of $3,000,000. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 591,499 shares of common stock at an exercise price of $5.07.

     In January 1999, Denise Barton was granted an option to purchase a 0.2% interest in Lowestfare.com LLC for an aggregate exercise price of $400,000. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 78,867 shares of common stock at an exercise price of $5.07.



     In April 1999, Michael S. Egan was granted an option to purchase 35,000 shares of common stock at an exercise price of $11.00 per share.



     In April 1999, Michael Levy was granted an option to purchase 35,000 shares of common stock at an exercise price of $11.00 per share.



     In April 1999, Harold T. Shapiro was granted an option to purchase 20,000 shares of common stock at an exercise price of $11.00 per share.



     The issuances described in this Item 15 were deemed exempt from registration pursuant to either (i) Section 4(2) of the Securities Act of 1933, as transactions not involving any public offering or (ii) Rule 701 promulgated under the Securities Act. No underwriters were involved in connection with the sales of securities referred to in this Item 15.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.


EXHIBITS                                 DESCRIPTION
--------                                 -----------
1.1              Form of Underwriting Agreement.
2.1              Transfer Agreement, dated March 15, 1999, between Vauxhall
                 LLC and Lowestfare.com, Inc.
3.1*             Certificate of Incorporation.
3.2              Form of First Amended and Restated Certificate of
                 Incorporation to be in effect upon the closing of this
                 offering.
3.3*             By-Laws.
4.1              Specimen Stock Certificate.
4.2              Registration Rights Agreement.
5.1              Form of Opinion of Gordon Altman Butowsky Weitzen Shalov &
                 Wein
10.1             Lowestfare.com 1999 Stock Option Plan.
10.2*            Sublease Agreement, dated April 1, 1996, between Lockheed
                 Engineering & Sciences Company and Global Discount Travel
                 Services LLC.
10.3*            First Amendment to Sublease Agreement, dated February 2,
                 1998, between Lockheed Martin Corporation and Global
                 Discount Travel Services LLC.
10.4*            License Agreement, dated February 1, 1997, between Icahn
                 Associates Corp. and Global Travel Marketing Services, Inc.
10.5             Amended and Restated Employment Agreement, dated as of
                 January 8, 1999, between Kenneth G. Swanton and Global
                 Discount Travel Services LLC.
10.6             Amended and Restated Employment Agreement, dated as of
                 January 20, 1999, between Denise Barton and Global Discount
                 Travel Services LLC.
10.7             Amended and Restated Employment Agreement, dated as of May
                 26, 1998, between Terry L. O'Neal and Global Discount Travel
                 Services LLC.
10.8             Amended and Restated Employment Agreement, dated as of May
                 26, 1998, between Gregory A. Monton and Global Discount
                 Travel Services LLC.
10.9             Amended and Restated Employment Agreement, dated as of May
                 26, 1998, between Steven S. Lay and Global Discount Travel
                 Services LLC.
10.10            Amended and Restated Employment Agreement, dated as of
                 January 1, 1998, between Vincent L. Martinelli and Global
                 Travel Marketing Services, Inc.
10.11            Option Agreement dated as of May 26, 1998, between Gail
                 Golden and Global Discount Travel Services LLC.

EXHIBITS                                 DESCRIPTION
--------                                 -----------
10.12            Option Agreement dated as of May 26, 1998, between Russell
                 D. Glass and Global Discount Travel Services LLC.
10.13*           SABRE Subscriber Agreement, dated December 18, 1998, between
                 The SABRE Group, Inc. and Global Discount Travel Services
                 LLC.
10.14            Software Development Agreement, dated January 19, 1999,
                 between Automated Travel Systems, Inc. and Global Discount
                 Travel Services LLC.
10.15+           Booking Database License Agreement, dated January 19, 1999, between Automated Travel Systems, Inc. and Global Discount
                 Travel Services LLC.
10.16+*          E-Commerce Agreement, dated September 14, 1998, between The
                 Mining Company and Global Discount Travel Services LLC.
10.17+*          Travel Services Alliance Agreement, dated September 15,
                 1998, between theglobe.com, inc. and Global Discount Travel
                 Services LLC.
10.18+*          Website Advertising and Promotion Agreement, dated September
                 25, 1998, between Looksmart, Ltd. and Global Discount Travel
                 Services LLC.
10.19+*          Interactive Advertising Agreement, dated October 15, 1998, among Global Discount Travel Services LLC, Frommers.com, and
                 2Can Media, Inc.
10.20+*          Lycos Network Advertising Contract, dated October 28, 1998, between Lycos, Inc. and Global Discount Travel Services LLC.
10.21+*          Terms and Conditions, Advertising Insertion Order, dated
                 January 15, 1999, between Yahoo! Inc. and Global Discount
                 Travel Services LLC.
10.22*           Karabu Ticket Program Agreement, dated June 14, 1995,
                 between Trans World Airlines, Inc. and Karabu Corp.
10.23*           Joinder Agreement, dated August 14, 1995, between Karabu
                 Corp. and Global Discount Travel Services LLC.
10.24            Amended and Restated Employment Agreement dated May 26,
                 1998, between Douglas Lanner and Global Discount Travel
                 Services LLC.
21.1             Subsidiaries of Lowestfare.com, Inc.
23.1             Consent of KPMG LLP.
23.2             Consent of KPMG LLP.
23.3             Consent of Gordon Altman Butowsky Weitzen Shalov & Wein
                 (included in the opinion filed herewith as Exhibit 5.1).
24.1*            Power of Attorney (included on signature page).
27.1*            Financial Data Schedule.
27.2*            Financial Data Schedule
27.3*            Financial Data Schedule
27.4*            Financial Data Schedule


---------------

 * Previously filed.



** To be filed by amendment.



 + Portions have been omitted pursuant to a confidential treatment request.


     (b) Financial Statement Schedules:

     The following financial statement schedules are filed as part of this Registration Statement:

     Schedule II -- Valuations and Qualifying Accounts

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to

Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (4) To provide to the underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 27, 1999.


                                          LOWESTFARE.COM, INC.

                                          By: /s/  KENNETH G. SWANTON
                                            ------------------------------------
                                              Name: Kenneth G. Swanton
                                              Title: Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Russell D. Glass, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



                       NAME                                        TITLE                       DATE
                       ----                                        -----                       ----
                         *                           Chairman of the Board and            April 27, 1999
---------------------------------------------------  Director
                   Carl C. Icahn

                         *                           President, Vice Chairman and         April 27, 1999
---------------------------------------------------  Director
                    Gail Golden

               /s/ RUSSELL D. GLASS                  Vice Chairman and Director           April 27, 1999
---------------------------------------------------
                 Russell D. Glass

              /s/ KENNETH G. SWANTON                 Chief Executive Officer and          April 27, 1999
---------------------------------------------------  Director (Principal Executive
                Kenneth G. Swanton                   Officer)

                 /s/ DENISE BARTON                   Chief Financial Officer              April 27, 1999
---------------------------------------------------  (Principal Financial and
                   Denise Barton                     Accounting Officer)

               /s/ HAROLD T. SHAPIRO                 Director                             April 27, 1999
---------------------------------------------------
                 Harold T. Shapiro

                                                     Director                             April   , 1999
---------------------------------------------------
                  Michael S. Egan

                 /s/ MICHAEL LEVY                    Director                             April 27, 1999
---------------------------------------------------
                   Michael Levy

             *By: /s/ RUSSELL D. GLASS
   ---------------------------------------------
                 Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                             SEQUENTIALLY
                                                                               NUMBERED
EXHIBITS                             DESCRIPTION                                 PAGE
--------                             -----------                             ------------
 1.1         Form of Underwriting Agreement.
 2.1         Transfer Agreement, dated March 15, 1999, between Vauxhall
             LLC and Lowestfare.com, Inc.
 3.1*        Certificate of Incorporation.
 3.2         Form of First Amended and Restated Certificate of
             Incorporation to be in effect upon the closing of this
             offering.
 3.3*        By-Laws.
 4.1         Specimen Stock Certificate.
 4.2         Registration Rights Agreement.
 5.1         Form of Opinion of Gordon Altman Butowsky Weitzen Shalov &
             Wein
10.1         Lowestfare.com 1999 Stock Option Plan
10.2*        Sublease Agreement, dated April 1, 1996, between Lockheed
             Engineering & Sciences Company and Global Discount Travel
             Services LLC.
10.3*        First Amendment to Sublease Agreement, dated February 2,
             1998, between Lockheed Martin Corporation and Global
             Discount Travel Services LLC.
10.4*        License Agreement, dated February 1, 1997, between Icahn
             Associates Corp. and Global Travel Marketing Services, Inc.
10.5         Amended and Restated Employment Agreement, dated as of
             January 8, 1999, between Kenneth G. Swanton and Global
             Discount Travel Services LLC.
10.6         Amended and Restated Employment Agreement, dated as of
             January 20, 1999, between Denise Barton and Global Discount
             Travel Services LLC.
10.7         Amended and Restated Employment Agreement, dated as of May
             26, 1998, between Terry L. O'Neal and Global Discount Travel
             Services LLC.
10.8         Amended and Restated Employment Agreement, dated as of May
             26, 1998, between Gregory A. Monton and Global Discount
             Travel Services LLC.
10.9         Amended and Restated Employment Agreement, dated as of May
             26, 1998, between Steven S. Lay and Global Discount Travel
             Services LLC.
10.10        Amended and Restated Employment Agreement, dated as of
             January 1, 1998, between Vincent L. Martinelli and Global
             Travel Marketing Services, Inc.
10.11        Option Agreement dated as of May 26, 1998, between Gail
             Golden and Global Discount Travel Services LLC.
10.12        Option Agreement dated as of May 26, 1998, between Russell
             D. Glass and Global Discount Travel Services LLC.
10.13*       SABRE Subscriber Agreement, dated December 18, 1998, between
             The SABRE Group, Inc. and Global Discount Travel Services
             LLC.
10.14        Software Development Agreement, dated January 19, 1999,
             between Automated Travel Systems, Inc. and Global Discount
             Travel Services LLC.
10.15+       Booking Database License Agreement, dated January 19, 1999, between Automated Travel Systems, Inc. and Global Discount
             Travel Services LLC.
10.16+*      E-Commerce Agreement, dated September 14, 1998, between The
             Mining Company and Global Discount Travel Services LLC.
10.17+*      Travel Services Alliance Agreement, dated September 15,
             1998, between theglobe.com, inc. and Global Discount Travel
             Services LLC.
10.18+*      Website Advertising and Promotion Agreement, dated September
             25, 1998, between Looksmart, Ltd. and Global Discount Travel
             Services LLC.
10.19+*      Interactive Advertising Agreement, dated October 15, 1998, among Global Discount Travel Services LLC, Frommers.com, and
             2Can Media, Inc.
10.20+*      Lycos Network Advertising Contract, dated October 28, 1998, between Lycos, Inc. and Global Discount Travel Services LLC.

                                                                             SEQUENTIALLY
                                                                               NUMBERED
EXHIBITS                             DESCRIPTION                                 PAGE
--------                             -----------                             ------------
10.21+*      Terms and Conditions, Advertising Insertion Order, dated
             January 15, 1999, between Yahoo! Inc. and Global Discount
             Travel Services LLC.
10.22*       Karabu Ticket Program Agreement, dated June 14, 1995,
             between Trans World Airlines, Inc. and Karabu Corp.
10.23*       Joinder Agreement, dated August 14, 1995, between Karabu
             Corp. and Global Discount Travel Services LLC.
10.24        Amended and Restated Employment Agreement dated May 26,
             1998, between Douglas Lanner and Global Discount Travel
             Services LLC.
21.1         Subsidiaries of Lowestfare.com, Inc.
23.1         Consent of KPMG LLP.
23.2         Consent of KPMG LLP.
23.3         Consent of Gordon Altman Butowsky Weitzen Shalov & Wein
             (included in the opinion filed herewith as Exhibit 5.1).
24.1*        Power of Attorney (included on signature page).
27.1*        Financial Data Schedule.
27.2*        Financial Data Schedule.
27.3*        Financial Data Schedule.
27.4*        Financial Data Schedule.


---------------

 * Previously filed.



** To be filed by amendment.



 + Portions have been omitted pursuant to a confidential treatment request.